As filed with the Securities and Exchange Commission on November 6, 2003

Registration No. 333-109851

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM F-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

(Exact Name of Registrant as Specified in Its Charter)

Taiwan Semiconductor Manufacturing Company Limited

(Translation of Registrant’s Name into English)

Republic of China (State or Other Jurisdiction of Incorporation or Organization)	3674 (Primary Standard Industrial Classification Code Number)	Not applicable (IRS Employer Identification Number)

No. 8, Li-Hsin Road 6

Science-Based Industrial Park

Hsinchu, Taiwan

(886-3) 563-6688

(Address and Telephone Number of Registrant’s Principal Executive Offices)

TSMC North America

2585 Junction Avenue

San Jose, CA 95134, USA

(408) 382-8000

(Name, Address, and Telephone Number of Agent for Service)

With copies to:

John D. Young, Jr., Esq. Sullivan & Cromwell LLP Otemachi First Square, East Tower 16F 5-1, Otemachi 1-chome Chiyoda-ku, Tokyo 100–0004, Japan 81-3-3213-6140	Sebastian R. Sperber, Esq. Cleary, Gottlieb, Steen & Hamilton 39th Floor, Bank of China Tower One Garden Road, Central Hong Kong 852-2521-4122

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or Interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 6, 2003

Taiwan Semiconductor Manufacturing Company Limited

(Incorporated as a company limited by shares in the Republic of China)

100,000,000 American Depositary Shares

Representing

500,000,000 Common Shares

This is a global offering of 100,000,000 American depositary shares, or ADSs, representing common shares of Taiwan Semiconductor Manufacturing Company Limited, or Taiwan Semiconductor. Koninklijke Philips Electronics N.V., or Philips, our selling shareholder, is selling all of the ADSs being offered in this offering. We will not receive any proceeds from the sale of ADSs by the selling shareholder. The ADSs are not being offered in the Republic of China, or ROC. Each ADS represents five common shares, par value NT$10 per share, of Taiwan Semiconductor. The ADSs are evidenced by American depositary receipts, or ADRs.

Our ADSs are listed on The New York Stock Exchange under the symbol “TSM”. The last reported sale price of the ADSs on The New York Stock Exchange on November 5, 2003 was US$11.64 per ADS. Our outstanding common shares are listed on the Taiwan Stock Exchange under the symbol “2330”. The closing price of our common shares on the Taiwan Stock Exchange on November 5, 2003 was NT$69.50 per share, which is equivalent to approximately US$2.04, assuming an exchange rate of NT$34.06=US$1.00.

See “Risk Factors” beginning on page 12 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial price to public	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses(1), to the selling shareholder	US$	US$

(1)	The underwriters have agreed to pay certain expenses of Taiwan Semiconductor and the selling shareholder in connection with this offering. For more information, see “Underwriting”.

The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company against payment in U.S. dollars in New York, New York on or about November            , 2003.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Prospectus dated November    , 2003

THESE SECURITIES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE REPUBLIC OF CHINA, EXCEPT AS PERMITTED BY APPLICABLE LAW OF THE REPUBLIC OF CHINA.

This prospectus, including the information summarized below, contains translations of some NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of June 30, 2003, which was NT$34.61 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On November 5, 2003, the noon buying rate was NT$34.06 to US$1.00.

In connection with this offering, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, or any person acting for them, may overallot or effect transactions with a view to supporting the market price of the ADSs and, subject to applicable ROC laws, the common shares at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there may be no obligation on Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, or their agents, to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. See “Underwriting”.

All references in this prospectus to silicon wafer quantities are specified in eight-inch wafer equivalents, unless otherwise specified. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established with the manufacturer of the equipment used in those facilities. We can exceed 100% of these capacity levels through, for example, enhanced productivity beyond that assumed when these specifications were initially established.

PROSPECTUS SUMMARY

Financial and other information about us is set forth in our annual report on Form 20-F and other documents incorporated herein by reference, copies of which may be obtained as indicated under “Where You Can Find More Information”.

Our Business

We were founded in 1987 as a joint venture among the ROC government, Koninklijke Philips Electronics N.V. and other private investors and were incorporated in the ROC on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994 and our ADSs have been listed on The New York Stock Exchange since October 8, 1997.

We are the world’s largest dedicated semiconductor foundry. As a foundry, we manufacture semiconductors using our advanced production processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency and embedded memory and BiCMOS mixed-signal and other semiconductors. We also offer design, mask making, probing, testing and assembly services.

We believe that we are the technology leader among the dedicated foundries in terms of net sales of advanced semiconductors with a resolution of 0.18 micron and below, and that we are among the technology leaders in the semiconductor industry generally. For example, we announced the semiconductor industry’s first fully functional SRAM chip using 90-nanometer CMOS process technology in March 2002, one year ahead of the International Technology Roadmap for Semiconductors, or ITRS. In April 2002, we unveiled NEXSYSTM, the foundry segment’s next-generation technology for system-on-chip semiconductor design and manufacturing. In addition, we commenced significant commercial production using 0.13 micron process technology in 2002. We expect to commence commercial production using 90-nanometer process technology in 2004. We also believe that we are a leader in manufacturing process management capabilities among dedicated foundries. We believe our leading position in advanced technology and manufacturing process management capabilities has contributed to our increasing revenue market share among dedicated foundries.

We currently operate one six-inch, six eight-inch and one twelve-inch wafer fabrication plants, or fabs. We have also recently completed the exterior construction of another twelve-inch fab. Our year-end monthly capacity was 381,044 wafers in 2001 and 350,735 in 2002. The decrease in our capacity in 2002 was primarily due to the upgrading of a portion of our 0.35 micron and 0.25 micron capacity into 0.18 micron and 0.15 micron advanced technologies. We expect our monthly capacity to be approximately 353,000 at the end of 2003 and, based on our preliminary estimates, we expect our monthly capacity to be approximately 360,000 at the end of the first half of 2004.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless integrated circuit design houses such as Altera Corporation, Broadcom Corporation, NVIDIA Corporation and VIA Technology, Inc., to integrated device manufacturing companies such as Analog Devices, Inc., Motorola Inc. and Philips, and systems companies. Fabless integrated circuit design houses and integrated device manufacturers accounted for approximately 66% and 33%, respectively, of our net sales in 2001, approximately 71% and 28%, respectively, of our net sales in 2002, and approximately 71% and 29%, respectively, of our net sales in the six months ended June 30, 2003.

Our principal executive office is currently located at No. 8, Li-Hsin Road 6, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our web site does not constitute part of this prospectus.

The Offering

See “Selling Shareholder” on page 36 for a description of Philips.

Offering price	US$ per ADS

ADSs offered by the selling shareholder	100,000,000 ADSs

ADSs outstanding after this offering	585,898,166 ADSs

Common shares outstanding after this offering	20,266,618,984 common shares

ADS:common share ratio	1:5

Trading market for the common shares	The only trading market for the common shares is the Taiwan Stock Exchange. The common shares have been listed on the Taiwan Stock Exchange since 1994 under the symbol “2330”.

New York Stock Exchange symbol for ADSs	TSM

ADS Depositary	Citibank, N.A.

Use of proceeds	We will not receive any proceeds from the sale of ADSs by the selling shareholder.

Timing and settlement for the ADSs	The ADSs are expected to be delivered against payment on or about November , 2003.

The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme.

Summary Consolidated Financial Information and Operating Data

The summary financial information below should be read in conjunction with

(1)	“Item 5.—Operating and Financial Reviews and Prospects” and the consolidated financial statements, notes to the consolidated financial statements and other financial information included in our Form 20-F for the year ended December 31, 2002, incorporated by reference in this prospectus; and

(2)	“Recent Developments”, the unaudited consolidated financial statements, the notes to the unaudited consolidated financial statements and other financial information included elsewhere in this prospectus for the six months ended June 30, 2002 and 2003.

The summary income statement data and cash flow data for the years ended December 31, 2000, 2001 and 2002 and the summary balance sheet data as of December 31, 2001 and 2002 set forth below are derived from our audited consolidated financial statements included in our Form 20-F for the year ended December 31, 2002, incorporated by reference in this prospectus, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements. These financial statements have been audited by TN Soong & Co., an associate member firm of Deloitte Touche Tohmatsu as of April 22, 2002. TN Soong & Co. and Deloitte & Touche (Taiwan) combined to establish Deloitte & Touche effective June 1, 2003. The summary income statement data and cash flow data for the years ended December 31, 1998 and 1999 and the summary balance sheet data as of December 31, 1998, 1999 and 2000 set forth below are derived from our audited consolidated financial statements not included in our Form 20-F for the year ended December 31, 2002. The summary income statement data and cash flow data for the six months ended June 30, 2002 and 2003 and the summary balance sheet data as of June 30, 2002 and 2003 set forth below are derived from our unaudited consolidated financial statements included in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these unaudited consolidated financial statements and the related notes. The results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003. The consolidated financial statements set forth below have been prepared and presented in accordance with generally accepted accounting principles in the Republic of China, also called ROC GAAP, which differ in some material respects from generally accepted accounting principles in the United States of America, also called US GAAP. Please see (1) note 27 to our audited consolidated financial statements, included in our Form 20-F for the year ended December 31, 2002, incorporated by reference in this prospectus, and (2) note 27 to our unaudited consolidated financial statements as of and for the six months ended June 30, 2002 and 2003, included in this prospectus, for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements.

	Year ended and as of December 31,						Six months ended and as of June 30,
	1998	1999	2000	2001	2002	2002(1)	2002	2003	2003(1)
	NT$	NT$	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions, except percentages, earnings per share and per ADS, and operating data)						(unaudited)
Income Statement Data:
ROC GAAP
Net sales	50,524	76,305	166,198	125,885	162,301	4,689	80,267	89,695	2,592
Cost of sales(2)	(33,009)	(45,212)	(87,610)	(92,228)	(109,988)	(3,178)	(50,823)	(60,734)	(1,755)
Gross profit(2)	17,515	31,093	78,588	33,657	52,313	1,511	29,444	28,961	837
Operating expenses(2)	(5,210)	(8,823)	(17,293)	(20,879)	(20,724)	(598)	(9,771)	(10,854)	(314)
Income from operations	12,305	22,270	61,295	12,778	31,589	913	19,673	18,107	523
Non-operating income	1,977	1,619	6,120	6,476	2,419	70	1,462	2,884	83
Non-operating expenses	(3,227)	(3,261)	(3,513)	(8,467)	(6,786)	(196)	(3,098)	(4,192)	(121)
Income before income taxes	11,055	20,628	63,902	10,787	27,222	787	18,037	16,799	485
Income tax (expense) benefit	2,318	2,383	1,167	3,740	(5,637)	(163)	(2,151)	(712)	(20)
Net income before minority interest	13,373	23,011	65,069	14,527	21,585	624	15,886	16,087	465
Minority interest in loss (income) of subsidiary	1,016	516	37	(44)	25	1	11	1	0
Net income	14,389	23,527	65,106	14,483	21,610	624	15,897	16,088	465
Basic and diluted earnings per share(3)	0.84	1.38	3.29	0.69	1.05	0.03	0.77	0.79	0.02
Basic and diluted earnings per ADS equivalent	4.22	6.88	16.46	3.46	5.23	0.15	3.87	3.93	0.11
Average shares outstanding(3)	17,045	17,100	19,767	20,267	20,221	20,221	20,221	20,221	20,221
US GAAP
Net sales	50,524	76,305	166,860	127,242	162,990	4,709	80,674	89,890	2,597
Cost of sales	(41,200)	(52,163)	(105,359)	(107,194)	(115,374)	(3,334)	(56,293)	(66,087)	(1,909)
Operating expenses	(9,525)	(12,310)	(44,472)	(41,712)	(20,764)	(600)	(10,751)	(11,622)	(336)
Income (loss) from operations	(201)	11,833	17,029	(21,664)	26,852	776	13,630	12,181	352
Income (loss) before income taxes	(2,082)	10,986	20,537	(25,672)	20,210	584	10,728	10,194	295
Income tax (expense) benefit	2,316	2,383	1,166	3,741	(5,638)	(163)	2,152	717	21
Net income (loss)	1,249	13,884	21,740	(21,975)	14,534	420	8,524	9,559	276
Cumulative preferred dividends	—	—	—	(455)	(455)	(13)	(228)	(185)	(5)
Income (loss) attributable to common shareholders	1,249	13,884	21,740	(22,430)	14,079	407	8,296	9,374	271
Average shares outstanding(4)	16,847	16,928	18,841	19,743	20,030	20,030	19,969	20,091	20,091
Basic and diluted earnings per share(4)	0.07	0.82	1.15	(1.14)	0.70	0.02	0.42	0.47	0.01
Basic and diluted earnings per ADS equivalent	0.37	4.10	5.77	(5.68)	3.51	0.10	2.08	2.33	0.07

	Year ended and as of December 31,						Six months ended and as of June 30,
	1998	1999	2000	2001	2002	2002(1)	2002	2003	2003(1)
	NT$	NT$	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in millions, except percentages, earnings per share and per ADS, and operating data)						(unaudited)
Balance Sheet Data:
ROC GAAP
Working capital	15,926	33,267	44,920	37,472	62,175	1,796	72,143	89,375	2,582
Long-term equity investments	6,659	16,165	10,664	11,599	10,635	307	10,728	11,091	321
Properties	118,353	150,060	244,748	251,288	246,498	7,122	242,617	221,692	6,405
Goodwill	—	—	11,531	11,438	10,159	294	10,532	9,485	274
Total assets	165,461	235,436	370,886	366,518	390,542	11,284	396,162	381,267	11,016
Long-term bank borrowing(5)	14,630	22,744	23,339	22,399	11,051	319	19,464	9,276	268
Long-term bonds payable	22,632	20,000	29,000	24,000	35,000	1,011	35,000	35,000	1,011
Guaranty deposit-in and other long-term liabilities(6)	6,957	6,207	9,046	9,479	8,181	236	10,491	7,678	222
Minority interest equity	9,701	7,524	322	120	95	3	105	92	3
Total liabilities	59,474	75,341	108,811	89,207	94,594	2,733	106,893	82,913	2,395
Capital stock	66,472	85,209	129,894	181,326	199,229	5,756	199,229	186,229	5,381
Cash Dividend on common shares	0	0	0	0	0	0	0	0	0
Shareholders’ equity	96,285	152,571	261,754	277,190	295,853	8,548	289,164	298,262	8,618
US GAAP
Goodwill	—	—	58,348	47,464	47,476	1,372	47,198	47,447	1,371
Total assets	164,784	236,859	407,830	393,990	420,528	12,150	425,081	412,793	11,927
Total liabilities	70,491	84,882	114,884	91,419	96,747	2,795	108,046	84,409	2,439
Mandatory redeemable preferred stock	—	—	13,000	13,000	13,000	376	13,000	—	—
Shareholders’ equity	94,293	151,977	279,946	289,450	310,623	8,975	303,867	327,813	9,472
Other Financial Data:
ROC GAAP
Gross margin	35%	41%	47%	27%	32%	32%	37%	32%	32%
Operating margin	24%	29%	37%	10%	19%	19%	25%	20%	20%
Net margin	28%	31%	39%	12%	13%	13%	20%	18%	18%
Capital expenditures	55,781	51,459	103,762	70,201	55,236	1,596	17,248	16,262	470
Depreciation and amortization	15,522	25,198	41,446	55,323	65,001	1,878	30,451	34,586	999
Cash provided by operating activities	30,255	40,253	94,786	75,818	98,507	2,846	48,384	46,037	1,330
Cash used in investing activities	(57,436)	(60,952)	(120,949)	(77,232)	(62,190)	(1,797)	(20,881)	(21,740)	(628)
Cash provided by (used in) financing activities	16,855	39,518	35,366	897	(6,346)	(183)	6,265	(19,592)	(566)
Net cash flow	(10,984)	18,646	9,323	(1,284)	30,234	873	34,839	4,295	124
Operating Data:
Wafers sold(7)	1,184	1,826	3,408	2,159	2,675	2,675	1,317	1,581	1,581
Average utilization rate	74%	97%	106%	51%	73%	73%	76%	79%	79%

(1)	Translations from NT dollars to U.S. dollars were made at the noon buying rate as of June 30, 2003, which was NT$34.61 to US$1.00 on that date, and are presented for your convenience only.
(2)	Amounts in 1999 and 2000 reflect the reclassification of NT$1,025 million in 1999 and NT$2,072 million in 2000 from cost of sales to research and development.
(3)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses, which have been paid prior to the date hereof, including a stock dividend of eight common shares per 100 common shares in July 2003 in respect of earnings in the year ended December 31, 2002.
(4)	Retroactively adjusted for all subsequent stock dividends, which have been paid prior to the date hereof, including a stock dividend of eight common shares per 100 common shares in July 2003 in respect of earnings in the year ended December 31, 2002.
(5)	Excludes bonds payable.
(6)	Consists of other long-term payables and total other liabilities.
(7)	In thousands.

RECENT DEVELOPMENTS

Stock Dividend.    On July 31, 2003, we distributed a stock dividend of eight shares per 100 common shares in respect of our earnings in the year ended December 31, 2002 to holders of common shares. As of September 30, 2003, a total of 20,266,618,984 of common shares were outstanding, 2,429,490,830 of which were represented by ADSs.

Capital Expenditures.    Our capital expenditures in the six months ended June 30, 2003 were NT$16,262 million (US$470 million). We currently expect our capital expenditures to be approximately NT$25,270 million (US$730 million) in the second half of 2003. We currently expect our capital expenditures in 2004 to be significantly higher than our capital expenditures in 2003. During 2004, we anticipate focusing our capital expenditures primarily on the following:

•	ramping up Fab 12 (Phase I);

•	ramping up Fab 14 (Phase I);

•	upgrading the technology at Fab 5 and Fab 8; and

•	research and development projects.

Fab 12 and Fab 14.    Subject to prevailing market conditions, we currently do not plan to commence production at Fab 14 (Phase I) until the second half of 2004 at the earliest. The current plan for Fab 12 has two phases, comprising Phase I and Phase II. We also do not anticipate to complete construction of Fab 12 (Phase II) until after the commencement of production at Fab 14 (Phase I). We will continue to evaluate our plans in this regard on an ongoing basis in light of prevailing market conditions.

2003 Employee Stock Options Plan.    On September 2, 2003, we adopted the 2003 Employee Stock Options Plan, which authorizes the grant of options exercisable for up to 120 million common shares (approximately 0.6% of total outstanding common shares). These options will vest between two and four years after the date of grant, with 50% of the options granted being exercisable two years after the grant, 75% exercisable three years after the grant and 100% exercisable four years after the grant. Any options granted will expire ten years after the date of grant. Under the 2003 Employee Stock Options Plan we may grant options in one or more tranches within one year from the date of receipt of notice from the relevant authority indicating that the filing of the 2003 Employee Stock Options Plan has become effective.

Change of Chief Financial Officer.    Effective September 8, 2003, Ms. Lora Ho became our Vice President and Chief Financial Officer. As of September 30, 2003, Ms. Ho owned 1,817,830, or 0.01%, of our common shares. For further information on the change of management, see our reports on Form 6-K, dated July 30, 2003 and September 3, 2003, which are incorporated by reference in this prospectus.

Unaudited Unconsolidated Financial Information as of and for the Nine Months Ended September 30, 2002 and 2003.

As a result of our common shares being listed on the Taiwan Stock Exchange, we are required on an on-going basis to file with the Taiwan Stock Exchange unaudited unconsolidated financial statements as of and for the year-to-date period ending on each of March 31 and September 30. We also regularly release unconsolidated financial statements as of and for the six months ended June 30 and as of and for the year ended December 31, audited in accordance with generally accepted auditing standards in the ROC. These unconsolidated financial statements are prepared in accordance with ROC GAAP, which differ in some material respects from US GAAP. Please see (1) note 27 to our audited consolidated financial statements included in our Form 20-F for the year ended December 31, 2002, which is incorporated by reference in this prospectus, and (2) note 27 to our unaudited consolidated financial statements as of and for the six months ended June 30, 2002 and 2003, included in this prospectus, for a discussion of the material differences between ROC GAAP and US GAAP for the periods covered by these financial statements. In addition, by their nature, unconsolidated financial statements are not comparable in material respects with consolidated financial statements, and should not be compared to the consolidated financial statements for prior periods. Because we have released certain unaudited unconsolidated financial statements for 2003, we are required under applicable rules of the United States Securities and Exchange Commission to include those unaudited unconsolidated financial statements in this prospectus.

The summary income statement data and cash flow data for the nine months ended September 30, 2002 and 2003 and the summary balance sheet data as of September 30, 2002 and 2003 set forth below are derived from the unaudited unconsolidated financial statements included in our report on Form 6-K, dated October 30, 2003, which is incorporated herein by reference, and should be read in conjunction with, and is qualified in its entirety by reference to, those unconsolidated financial statements, including the notes to those financial statements.

The unaudited unconsolidated financial statements, including the information summarized below, do not consolidate the financial position and operations of any of our subsidiaries. Instead, the unconsolidated financial statements account for our investments in our subsidiaries, including TSMC International Investment Ltd. and TSMC Development, Inc., our holding companies for WaferTech, by using equity method accounting, which differs materially from consolidation. Other differences resulting from nonconsolidation include:

•	the level of our bank debt, which is zero on an unconsolidated level because all of our bank debt is borrowed by one or more of our subsidiaries;

•	intercompany sales and expenses between Taiwan Semiconductor and its subsidiaries are not eliminated; and

•	individual assets, liabilities, revenue and expenses of unconsolidated subsidiaries are not included in the unconsolidated financial statements.

For a discussion of the accounting policies used in the unaudited unconsolidated financial statements, see note 2 to the unaudited unconsolidated financial statements included in our report on Form 6-K, dated October 30, 2003, which is incorporated herein by reference. Because we account for subsidiaries in our unconsolidated accounts based on the equity method, our unaudited unconsolidated net assets and net income would generally be the same as in our consolidated accounts. Other amounts in other line items may be materially different in our unconsolidated financial statements from our consolidated financial statements. We can give no assurance as to what the relative level of unconsolidated and consolidated assets, net sales, net income or any other financial statement line item will be for the year ending December 31, 2003. In addition, unconsolidated results of operations for the nine months ended September 30, 2003 may not be indicative of our unconsolidated or consolidated results of operations for the full year ending December 31, 2003.

Summary Unaudited Unconsolidated Financial Information

	Nine months ended and as of September 30,
	2002	2003	2003(1)
	NT$	NT$	US$
	(unaudited)
	(in millions, except percentages, earnings per share and per ADS, and operating data)
Income Statement Data:
ROC GAAP
Net sales	119,807	144,125	4,164
Cost of sales	(78,522)	(93,941)	(2,714)
Gross Profit	41,285	50,184	1,450
Operating expenses	(12,760)	(14,162)	(409)
Income from operations	28,525	36,022	1,041
Non-operating income	1,395	1,427	41
Non-operating expenses	(5,885)	(3,989)	(115)
Income before income taxes	24,035	33,460	967
Income tax (expense) benefit	(4,977)	(2,204)	(64)
Net income	19,058	31,256	903
Basic earnings per share	0.93	1.54	0.04
Diluted earnings per share	0.93	1.54
Basic earnings per ADS equivalent	4.63	7.68	0.22
Diluted earnings per ADS equivalent	4.63	7.68
Average shares outstanding
Basic	20,221	20,223	20,223
Diluted	20,221	20,227	20,227
Balance Sheet Data:
ROC GAAP
Working capital	59,057	107,986	3,120
Long-term investments	36,349	34,669	1,002
Properties	217,505	192,294	5,556
Total assets	377,443	382,191	11,043
Long-term bank borrowing(2)	—	—	—
Long-term bonds payable	35,000	35,000	1,011
Guaranty deposit-in and other long-term liabilities(3)	7,488	7,033	203
Total liabilities	83,835	69,220	2,000
Shareholders’ equity	293,607	312,971	9,043
Other Financial Data:
ROC GAAP
Gross margin	34.5%	34.8%	34.8%
Operating margin	23.8%	25.0%	25.0%
Net margin	15.9%	21.7%	21.7%
Capital expenditures	36,581	24,416	705
Depreciation and amortization	41,541	46,291	1,337
Cash provided by operating activities	70,368	77,185	2,230
Cash used in investing activities	(47,963)	(38,041)	(1,099)
Cash provided by (used in) financing activities	8,708	(18,070)	(522)
Net cash flow	31,113	21,074	609
Operating Data:
Wafers sold(4)	1,994	2,573	2,573
Average utilization rate	80.7%	85.3%	85.3%

(1)	Translations from NT dollars to U.S. dollars were made at the noon buying rate as of June 30, 2003, which was NT$34.61 to US$1.00 on that date, and are presented for your convenience only.
(2)	Excludes bonds payable. On an unconsolidated basis, we do not have any bank loans.
(3)	Consists of other long-term payables and total other liabilities.
(4)	In thousands.

Nine Months Ended September 30, 2003 (unaudited) Compared to Nine Months Ended September 30, 2002 (unaudited)

Net Sales. Our unconsolidated net sales increased 20.3% from NT$119,807 million in the first nine months of 2002 to NT$144,125 million (US$4,164.3 million) in the first nine months of 2003. This increase was primarily due to an increase in customer demand, which resulted in a 29.0% increase in wafer shipments, from 1,994 thousand wafers in the first nine months of 2002 to 2,573 thousand wafers in the first nine months of 2003, offset in part by a 6.8% decrease in the average selling price of our wafers in U.S. dollar terms. The decrease in the average selling price of our wafers in U.S. dollar terms in the first nine months of 2003 was primarily the result of a decline in pure pricing partially offset by a more favorable product mix. We currently expect our wafer shipments to increase by a mid to high single digit percentage point and the average selling price to decline slightly in the fourth quarter of 2003 compared with the third quarter of 2003.

Cost of Sales and Gross Margin. Our unconsolidated cost of sales increased 19.6% from NT$78,522 million in the first nine months of 2002 to NT$93,941 million (US$2,714.3 million) in the first nine months of 2003. The increase in unconsolidated cost of sales was primarily due to the increase in material and labor costs associated with higher sales as well as the increase in purchases from affiliates. In addition, depreciation and amortization expenses related to cost of sales also increased from NT$38,192 million in the first nine months of 2002 to NT$42,889 million (US$1,239.2 million) in the first nine months of 2003. Our depreciation expenses increased in the first nine months of 2003 primarily as a result of the increased depreciation associated with ramping up Fab 12 (Phase I) and the capacity increases at Fab 6 and Fab 8.

Our gross margin increased from 34.5% in the first nine months of 2002 to 34.8% in the first nine months of 2003. The increase in gross margin was largely due to a 29.0% increase in wafer shipments and a 4.6% increase in utilization rate, offset in part by a decrease in average selling price and an increase in costs associated with capacity ramp up at Fab 12 (Phase I) and the capacity increases at Fab 6 and Fab 8. We currently expect our overall utilization rate to be about 95% for the fourth quarter of 2003.

Operating Expenses. Our total unconsolidated operating expenses increased 11.0% from NT$12,760 million in the first nine months of 2002 to NT$14,162 million (US$409.2 million) in the first nine months of 2003. Research and development expenses increased 9.6% from NT$7,903 million in the first nine months of 2002 to NT$8,657 million (US$250.2 million) in the first nine months of 2003. The increase primarily reflects increased expenditures related to our continued development activities in 90-nanometer and 65-nanometer technologies and twelve-inch wafer manufacturing processes. We anticipate that our annual research and development expenditures will remain at a similar absolute level in 2003 as in 2002. General and administrative expenses increased 14.8% from NT$3,984 million in the first nine months of 2002 to NT$4,573 million (US$132.1 million) in the first nine months of 2003. This increase primarily resulted from an increase in expenses for information technology infrastructure in connection with the expansion of Fab 6 and Fab 12, an increase in expenses associated with patent applications, and an increase in bad debt expenses. Marketing expenses increased 6.8% from NT$873 million in the first nine months of 2002 to NT$932 million (US$26.9 million) in the first nine months of 2003. The increase was primarily due to increased business activities.

Income from Operations. Our unconsolidated income from operations increased 26.3% from NT$28,525 million in the first nine months of 2002 to NT$36,022 million (US$1,040.8 million) in the first nine months of 2003. This increase was primarily due to a 21.6% increase in gross profit in the first nine months of 2003 while our operating expenses increased by 11.0%. As a percentage of net sales, our operating expenses for the first nine months of 2003 represented 9.8% of our net sales, down from 10.7% for the same period a year ago. Our unconsolidated operating margin increased from 23.8% in the first nine months of 2002 to 25.0% in the first nine months of 2003.

Non-Operating Income and Expenses. Our unconsolidated non-operating income increased 2.3% from NT$1,395 million in the first nine months of 2002 to NT$1,427 million (US$41.2 million) in the first nine months of 2003. The increase primarily resulted from a NT$92 million increase in the gain realized on sales of fixed assets, a NT$66 million increase in gain on sales of certain equity investments and a NT$46 million increase in other gains, partially offset by a NT$189 million decrease in interest income as a result of interest rate reductions.

Our unconsolidated non-operating expenses decreased by 32.2% from NT$5,885 million in the first nine months of 2002 to NT$3,989 million (US$115.2 million) in the first nine months of 2003. This decrease principally resulted from a NT$3,210 million decrease in investment loss recognized by equity method, offset in part by an increase of NT$1,431 million in loss due to the write-off of certain idle fixed assets and related expenses. The decrease in investment loss was largely the result of the gains realized on the sale of 2.0 million shares of Marvell Technology Group, Ltd. (Nasdaq: MRVL) held by our subsidiary and improved operating results from our equity-method investees, including WaferTech, LLC, Vanguard International Semiconductor Corporation and Systems on Silicon Manufacturing Company Pte Ltd.

Income Tax Benefit (Expense). Our unconsolidated income tax expense decreased 55.7% from NT$4,977 million in the first nine months of 2002 to NT$2,204 million (US$63.7 million) in the first nine months of 2003. The decrease was primarily due to a decrease in valuation allowance against deferred tax assets. In February 2003, the ROC tax authority removed certain restrictions on utilizing tax credits, which resulted in a lower valuation allowance against deferred tax assets for 2003.

Net Income. Our unconsolidated net income increased 64.0% from NT$19,058 million in the first nine months of 2002 to NT$31,256 million (US$903.1 million) in the first nine months of 2003. The improvement in our net income for the first nine months of 2003 primarily reflects an increase in gross profit, a reduction in income tax expense, and a decrease in net non-operating losses, offset in part by an increase in operating expenses. Our unconsolidated net margin increased from 15.9% in the first nine months of 2002 to 21.7% in the first nine months of 2003.

RISK FACTORS

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this prospectus, including the following risk factors.

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor and microelectronics industries, which have experienced significant and sometimes prolonged downturns, our revenues, earnings and margins may fluctuate significantly.

Our semiconductor foundry business is affected by market conditions in the highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, downturns in the semiconductor and microelectronics industries lead to reduced demand for our services. For example, a worldwide slowdown in demand for semiconductor devices in 1998 led to surpluses in capacity and price declines which accelerated rapidly and negatively affected our operating results in 1998. Starting in the first quarter of 2001, the semiconductor and microelectronics industries experienced significant downturns due to a number of factors including a slowdown in the global economy, oversupply in the microelectronics industry, overcapacity in the semiconductor industry and a worldwide inventory adjustment. Due to the significant downturns in the two industries most, if not all, of the integrated device manufacturers that had previously begun purchasing wafer fabrication services from foundry companies reduced purchases from foundry companies. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues and earnings will suffer during downturns. As a result of the 2001 downturn in the semiconductor and microelectronics industries, our net sales and net income for 2001 were 24.3% and 77.8%, respectively, less than the corresponding amounts in 2000. Although the semiconductor and microelectronics industries have recovered to some extent from the 2001 downturn and our net sales and net income for 2002 and for the six months ended June 30, 2003 increased from the corresponding amounts in the corresponding periods in 2001 and 2002, respectively, we cannot give any assurances that the recovery will continue and if so, for how long.

Overcapacity in the semiconductor industry may reduce our revenues, earnings and margins.

The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand such as was the case in 2000. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. In a period of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. Due to the decreased annualized demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased to 51% during 2001 and 73% during 2002 as compared with 106% during 2000. Our average capacity utilization rate was 79% in the six months ended June 30, 2003.

Decreases in demand and average selling price for end-use applications of semiconductor products may adversely affect demand for our products and may result in a decrease in our revenues and earnings.

A vast majority of our sales revenue is derived from customers who use our products in personal computers, communications devices and consumer electronics. Any significant decrease in the demand for end-use applications of our products may decrease the demand for our products and may result in a decrease in our revenues and earnings. In addition, the historical and continuing trend of declining average selling prices of end-use applications places pressure on the prices of the components that go into these end-use applications. If the average selling prices of end-use applications continue to decrease, the pricing pressure on components produced by us may lead to a reduction of our revenue. If all these events occur at the same time, it could have an adverse effect on our revenues and earnings.

If we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.

The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other dedicated foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than we do. As a result, these companies may be able to compete more aggressively than we could. Moreover, many integrated device manufacturers from time to time allocate a portion of their capacity to contract production of integrated circuits for others, which brings them in direct competition with us. In addition, a number of dedicated foundry service providers have been expanding and we are facing increased competition from them. Increases in competition may decrease our average selling prices, erode our profit margin and weaken our earnings.

If we are unable to remain a technological leader in the semiconductor industry, we may become less competitive and less profitable.

The semiconductor industry and the technologies used are constantly changing. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, we may not be able to provide advanced foundry services on competitive terms. If we are unable to maintain the ability to provide advanced foundry services on competitive terms, some of our customers may buy products from our competitors instead of us. As a result, we expect that we will need to offer, on an ongoing basis, increasingly advanced and cost-effective foundry technologies and processes prior to these technologies and processes being offered by our competitors in order to continue to satisfy the increasing requirements of some of our customers. For example, if we are unable on a timely basis to begin offering on a competitive basis commercial production of 90-nanometer semiconductors with all copper interconnects, we may lose to competitors providing advanced technologies certain customers requiring such technologies. In addition, advances in technology typically lead to declining average selling prices for older technologies or processes. As a result, if we cannot reduce the costs associated with using older technologies, the profitability of a given product may decrease over time. If we fail to achieve advances in technology or processes or to obtain access to advanced technologies or processes developed by others, we may become less competitive and less profitable.

If we are unable to manage our expansion and modification of our production facilities effectively, our growth prospects may be limited and our future profitability may be affected.

We have recently been ramping up production at our first twelve-inch wafer fab, Fab 12 (Phase I), in the Hsinchu Science-Based Industrial Park, or Hsinchu Science Park, and our joint venture fab, Systems on Silicon in Singapore. We have also recently completed the exterior construction of Fab 14 (Phase I), another twelve-inch fab, in the Tainan Science-Based Industrial Park, or Tainan Science Park. Subject to prevailing market conditions, we currently do not plan to commence production at Fab 14 (Phase I) until the second half of 2004 at the earliest.

Since few companies have commenced production operations in the Tainan Science Park, the adequacy of the general infrastructure in the Tainan Science Park, when it is fully occupied, is uncertain. The failure in the electrical or water systems in the park, for example, would severely hamper the operations of our new fab. Although we have studied the potential effects of vibration from the high speed railway currently planned to pass through the Tainan Science Park and believe that the vibrations will not affect our yield rate for production in the Tainan Science Park, we can give no assurances that our yield will not be negatively affected after the high-speed railway has commenced operation.

Expansion and modification of our production facilities will increase our costs. We will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. We will need to increase our net sales accordingly in order to offset these higher costs. If our customers do not correspondingly increase their purchase of our products and services, our financial performance will be adversely affected.

We may not be able to implement our planned growth or development if we are unable to sufficiently meet our future capital requirements.

Our capital requirements are difficult to plan in the highly cyclical and rapidly changing semiconductor industry. We will need capital to fund the expansion and modification of our facilities. Future acquisitions or mergers or other developments may also cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

Therefore, sufficient external financing may not be available to us on a timely basis, on acceptable terms or at all. As a result, we may be forced to curtail our expansion and modification plans or delay the deployment of our services, thereby possibly becoming less competitive, which could result in a loss of customers and limit the growth of our business.

Our business could suffer if we are unable to retain and recruit qualified personnel.

We depend on the continued services of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot adequately replace them. We will be required to increase the number of employees due to our expansion. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. We expect competition for personnel to increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. We may need to increase employee compensation levels in order to retain our existing officers and employees and attract and retain the additional personnel that we expect to require.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive and we may become less profitable.

The semiconductor manufacturing business is capital intensive and requires investment in expensive equipment manufactured by a limited number of suppliers. The market for equipment used in semiconductor foundries is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of equipment from a limited number of suppliers. During times of significant demand for this type of equipment, lead times for delivery can be as long as four to ten months or more. As a result, we may be exposed to risks relating to the shortage of required or desired equipment. Shortages of equipment could result in an increase in their prices and longer delivery times. In addition, the expansion and modification of fabs by us and other semiconductor companies may put additional pressure on the supply of equipment. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations and cause our profit to decrease.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases and chemicals, and photoresistors, on a timely basis. Shortages in the supply of some materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. We may not, at certain times, be able to obtain adequate supplies of raw materials in a timely manner and at reasonable prices. Our revenue and earnings could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we could not pass on to our customers.

Our production may be interrupted if we do not have access to sufficient amounts of fresh water.

The semiconductor manufacturing process uses extensive amounts of fresh water. Due to the growth in semiconductor manufacturing capacity in Hsinchu Science Park and Tainan Science Park, the requirements for fresh water in these industrial parks have grown substantially. In 1997, the ROC government constructed a new pipeline in the Hsinchu Science Park to provide companies located there with an additional source of fresh water. In 1997, the ROC government also commenced planning the construction of a fresh water reservoir near Hsinchu Science Park that is expected to satisfy the expected fresh water demands of the Hsinchu region and the Hsinchu Science Park through the year 2021. The construction of the reservoir is expected to be completed in June 2005. Taiwan experiences droughts from time to time. In 2002, Taiwan experienced the worst drought in decades. Although the situation has improved and we have not been adversely affected as a result of previous droughts, until additional water resources are made available on a committed basis, the Hsinchu Science Park may encounter insufficient water supplies. Previous droughts have not, however, impacted the water supplies to the Tainan Science Park. The construction of a new pipeline that will connect reservoirs in Tainan and Kaohsiung to provide additional water supplies to the Tainan Science Park is expected to be completed by the end of 2003. If there is insufficient water to satisfy our requirements, we may need to reduce our semiconductor production.

The loss of our coverage under certain Philips’ cross-license arrangements may require us to incur additional expenses to acquire alternative intellectual property rights.

We are the beneficiary of patent cross-licensing arrangements between Koninklijke Philips Electronics N.V., or Philips, and other microelectronics companies. Under the TSMC-Philips Technology Cooperation Agreement, or TCA, Philips is required to maintain a specified minimum license coverage for our benefit. Several of these license agreements have expired or terminated, or will expire or terminate, and some of these agreements are being renegotiated by Philips presently. License rights under the remaining agreements will terminate in the event that Philips’ equity ownership in us falls below certain percentages, or otherwise. If Philips is not able to renew the licenses under these agreements, or if our remaining license rights are terminated as a result of the reduction of Philips’ equity ownership in us to below certain percentages or otherwise, we may not be able to obtain similar licenses without significant expenses. If we are unable to receive any necessary licenses we may need to consider other alternatives including the possible design around of certain of our processes.

Any inability to obtain, preserve and defend our intellectual property rights could harm our competitive position.

Our ability to compete successfully and to achieve future growth will depend, in part, on our ability to protect our proprietary technologies and to secure on commercially reasonable terms certain technologies that we do not own. We cannot ensure that we will be able to independently develop, or secure from any third party, all of the technologies required for upgrading our production capabilities. Our failure to successfully obtain such technologies may seriously harm our competitive position.

Our ability to compete successfully also depends on our ability to operate without infringing the intellectual property rights of others. We have no means of knowing what patent applications have been filed in the United States or other jurisdictions until they are published or granted. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

•	Negotiating cross-license agreements using the strength of our patent portfolio to offset any financial costs;

•	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

•	discontinuing using certain process technologies, which could cause us to stop manufacturing certain semiconductors if we were unable to design around the allegedly infringed patents;

•	fighting the matter in court and paying substantial monetary damages in the event we were to lose; or

•	seeking to develop non-infringing technologies, which may not be feasible.

Any one or several of these developments could place substantial financial and administrative burdens on us and hinder our business. Litigation may also be necessary to enforce our patents or other intellectual property rights. If we fail to obtain certain licenses and if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information—Legal Proceedings” in our Form 20-F, which is incorporated by reference herein, for a further discussion.

If the Ministry of Economic Affairs uses a substantial portion of our production capacity, we will not be able to service our other customers.

According to our agreement with the Industrial Technology Research Institute of Taiwan, or ITRI, the Ministry of Economic Affairs of the ROC, or an entity designated by the Ministry of Economic Affairs, has an option to purchase up to 35% of our capacity. If the Ministry of Economic Affairs, or an entity designated by the Ministry of Economic Affairs, exercises its option to any significant degree, we may not be able to provide services to all of our other customers unless we are able to increase our capacity accordingly and in a timely manner. Although the Ministry of Economic Affairs has never exercised its option, any significant exercise of this option could damage our relationship with our other customers when demand for our services is strong and may encourage them to purchase more products from our competitors in the future.

We are subject to the risk of loss due to explosion and fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire. The risk of explosion and fire associated with these materials cannot be completely eliminated. Semiconductor companies experience explosion and fire damage from time to time. Although we maintain comprehensive fire insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion and fire, it would reduce our manufacturing capacity, reduce our revenues and profits and may cause us to lose important customers.

Any impairment charges required under US GAAP may have a material adverse effect on our net income on a US GAAP reconciled basis.

Under currently effective US GAAP, we are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2002. Please see note 27 to our consolidated financial statements contained in our Form 20-F, which is incorporated by reference herein, and note 27 to our unaudited consolidated financial statements as of and for the six months ended June 30, 2002 and 2003 included in this prospectus for a discussion of the criteria which, if met, may require impairment charges.

As a result of a new standard under US GAAP that became effective on January 1, 2002, we are no longer permitted to amortize the remaining goodwill. Goodwill amortization expenses amounted to NT$12,051 million under US GAAP for the year ended December 31, 2001. Starting from January

2002, all goodwill must be periodically tested for impairment. As of December 31, 2002, we had NT$47,476 million recorded as goodwill under US GAAP and we found no impairment as of that date. As of June 30, 2003, we had NT$47,447 million recorded as goodwill under US GAAP and we found no impairment as of that date. We currently are not able to estimate the extent and timing of any goodwill impairment charge for future years. Any goodwill impairment charge required under US GAAP may have a material adverse effect on our net income for subsequent periods on a US GAAP reconciled basis. Please see note 27.i. and 28.a. to our consolidated financial statements contained in our Form 20-F, which is incorporated by reference herein, and note 27.e. to our unaudited consolidated financial statements as of and for the six months ended June 30, 2002 and 2003 included in this prospectus for a discussion of the new standard under US GAAP.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed.

Any significant decrease in sales to one or more of our major customers may decrease our net sales and net income.

The degree to which our sales are concentrated among a limited number of customers is a function of the foundry outsourcing activities of the respective customers in a given fiscal year. Certain of our customers deal with us on the basis as their sole foundry service provider. As we have over half of the market share of the dedicated foundry segment business, our sales concentration is often a reflection of the business activities of a cross section of the semiconductor industry that depends on foundry services for wafer outsourcing. Our top ten customers have changed from time to time. In 2001 and 2002, our ten largest customers accounted for approximately 49% and 57% of our net sales, respectively. The increased sales contribution by our top ten customers in 2002 reflected the fact that the selected few customers experienced higher foundry outsourcing business activities than the rest of the customers. Although our top ten customers still accounted for 56% of our net sales in the six months ended June 30, 2003, we believe that our customer base has become more diversified given the changing composition of the top ten customers and a relatively more balanced sales contribution by various customers. While we believe our customer base is strong and diversified, the fact that a relatively limited number of customers constitute a significant portion of our revenue may remain as a business characteristic inherent to our extensive presence in the dedicated foundry segment of the semiconductor market. Our largest customer in 2001, 2002 and the six months ended June 30, 2003, NVIDIA Corporation, accounted for approximately 17% of our net sales in 2001, 20% of our net sales in 2002 and approximately 16% of our net sales in the first half of 2003. In March 2003, NVIDIA announced that it has awarded a long-term contract relating to the production of its latest graphics chips to International Business Machines Corp. NVIDIA simultaneously stated that TSMC would remain its primary foundry partner. There is no assurance that there will not be any loss or cancellation of business from NVIDIA, or from any of our other major customers, in the future. Loss or cancellation of business from our most significant customers, should there be any, could significantly reduce our net sales and net income.

Risks Relating to the ROC

Relations between the ROC and the People’s Republic of China could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal production facilities are located in Taiwan and a substantial majority of our net revenues are derived from our operations in Taiwan. The ROC has a unique international political status. The People’s Republic of China, or PRC, does not recognize the sovereignty of the ROC. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The government of the PRC has indicated that it may use military force to gain control over Taiwan in some circumstances, such as a declaration of independence by Taiwan, or foreign power interference in Taiwanese affairs. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our results of operations, as well as the market price and the liquidity of our ADSs and common shares. Further, the ROC government currently restricts certain types of investments by Taiwanese companies in the PRC. Although we have received Phase I approval to establish an 8-inch fabrication plant for producing 0.25 micron semiconductors, we have not applied for Phase II approval (involving the moving of manufacturing equipment from Taiwan to mainland China). Therefore, we cannot assure you that the ROC government will approve our Phase II application.

We are vulnerable to natural disasters which could severely disrupt the normal operation of our business and adversely affect our earnings.

Taiwan is susceptible to earthquakes. On September 21, 1999, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in the central part of Taiwan. The earthquake in September 1999 caused damage to production facilities and adversely affected the operations of many companies in the semiconductor and other industries. We experienced damages to our machinery and equipment as a result of this severe earthquake. There were also interruptions to our production schedule, primarily as a result of power outages caused by the severe earthquake. Most of our production facilities, as well as many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan. If our customers are affected by an earthquake or other natural disasters such as typhoons, it could result in a decline in the demand for our services. If our suppliers’ services are affected, our production schedule could be interrupted or delayed. Although we maintain comprehensive natural perils insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. As a result, a major earthquake or natural disaster in Taiwan could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates could result in foreign exchange losses.

Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily U.S. dollars, Japanese yen and Euros. A larger portion of our sales are denominated in U.S. dollars and other currencies, than in NT dollars. Therefore, we are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the NT dollar. Any significant fluctuation to our disadvantage in that exchange rate may have an adverse effect on our financial condition. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar will affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs.

Any future outbreak of severe acute respiratory syndrome may materially and adversely affect our business and results of operations.

Taiwan, together with mainland China, Hong Kong, Singapore and certain other areas experienced in early 2003 an outbreak of severe acute respiratory syndrome, or SARS, a new and highly contagious form of atypical pneumonia. The outbreak of SARS commenced in early 2003 and reached its peak in Taiwan in May 2003. According to the World Health Organization, over 8,400 cases of SARS and more than 900 deaths had been reported in over 30 countries as of August 7, 2003. The outbreak of SARS in Taiwan earlier this year was contained by the health authorities and did not significantly impact our operations. A SARS outbreak may potentially result in a quarantine of infected employees and related persons, which may affect our operations at one or more of our fabs. We cannot predict at this time the impact any future outbreak could have on our business and results of operations.

During the last SARS outbreak, we took various prevention measures and established contingency plans to ensure the safety of our employees and of our fabs, and to reduce the adverse impact, if any, in case any of our employees contracts SARS. While our prevention measures worked well during the last SARS outbreak and there has been no major impact on our results of operations as a result of SARS, we cannot assure you that a future outbreak of SARS would not have a material adverse effect on our results of operations.

Risks Relating to Ownership of ADSs

Your voting rights as a holder of ADSs will be limited.

Holders of American Depositary Receipts, or ADRs, evidencing ADSs may exercise voting rights with respect to the common shares represented by these ADSs only in accordance with the provisions of our ADS deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary bank will, as soon as practicable thereafter, mail to the holders (1) the notice of the meeting sent by us, (2) voting instruction forms and (3) a statement as to the manner in which instructions may be given by the holders.

ADS holders will not generally be able to exercise the voting rights attaching to the deposited securities on an individual basis. According to the ROC Company Law, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors and supervisors. The election of directors and supervisors is by means of cumulative voting unless otherwise prescribed in our articles of incorporation. See “Description of American Depositary Receipts—Voting Rights” in our Form 20-F, which is incorporated by reference herein, for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under our ADS deposit agreement, the depository bank will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act of 1933 with respect to all holders of ADSs, or are registered under the provisions of the Securities Act of 1933. Although we may be eligible to take advantage of certain exemptions for rights offerings by certain foreign companies, we can give no assurances that we can establish an exemption from registration under the Securities Act of 1933, and we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to have such a registration statement declared effective. In addition, if the depositary bank is unable to obtain the requisite approval from the Central Bank of China for the conversion of the subscription payments into NT dollars or if the depositary determines that it is unlikely to obtain this approval, we may decide with the depositary bank not to make the rights available to holders of ADSs. See “Foreign Investment in the ROC” and “Item 10. Additional Information — Exchange Controls in the ROC” in our Form 20-F, which is incorporated by reference herein. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

If the depositary bank is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders.

Except for the sale of ADSs by Philips to the underwriters, Philips and the Development Fund have agreed with the underwriters not to dispose of any of our common shares or securities convertible into or exchangeable for common shares, including ADSs, during the period beginning from the date of this prospectus continuing through the date 180 days after the date of this prospectus, with respect to Philips, and 90 days after the date of this prospectus, with respect to the Development Fund, except with the prior written consent of the representatives of the underwriters. We have also agreed, subject to certain exceptions, not to dispose of any of our common shares, including common shares represented by ADSs, during the period beginning from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. The representatives may, in their discretion, waive or terminate these restrictions. See further “Common Shares Eligible for Future Sale” in this prospectus for a more detailed discussion of restrictions that may apply to future sales of our ADSs or common shares by us and our affiliates.

One or more of our existing shareholders may dispose of significant numbers of common shares or ADSs. Philips sold an aggregate of 24,000,000 ADSs in October 1997 and is offering in this prospectus to sell an aggregate of 100,000,000 ADSs. In October 2003, Philips announced that it intends to gradually and orderly reduce its equity interest in us in the long term. Therefore, further sales, which may be sales similar to the present sale, by Philips of our common shares or ADSs may occur in the coming years. However, as of the date hereof, Philips has informed us that neither the method by which such reduction would take place nor the size and timing thereof are certain. The other largest shareholder, the Development Fund, has also sold significant amounts of common shares and ADSs in the past including 12,094,000 ADSs in November 1998, 12,094,000 ADSs in July 1999, 4,000,000 ADSs in April 2000, 8,680,400 ADSs in June 2000, 14,000,000 ADSs in June 2001, 20,000,000 ADSs in November 2001, 30,207,200 ADSs in February 2002 and 86,457,200 ADSs in July 2003. The Development Fund, which currently owns 7.42% of our outstanding common shares, announced in September 2003 that it intends to sell 600 million of our common shares in 2004. The Stabilization Fund also sold 26,800,000 ADSs in February 2002.

In addition, we have in place a conversion sale program that allows some of our shareholders to sell their common shares in ADS form to a specified financial intermediary during a 30-day period not more than once every three months. In the third quarter of 1999, our shareholders sold an aggregate of 5,486,000 ADSs in the program. In the first quarter of 2000, our shareholders sold an aggregate of 6,560,000 ADSs in the program. In the second quarter of 2001, our shareholders sold an aggregate of 11,682,000 ADSs in the program. In the fourth quarter of 2002, our shareholders sold an aggregate of 18,348,000 ADS in the program. We cannot predict the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sale, will have on the market price of ADSs or common shares prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that such sales may occur, could depress the prevailing market price of our ADSs or common shares and could reduce the premium, if any, that the price per ADS on The New York Stock Exchange represents over the corresponding aggregate price of the underlying five common shares on the Taiwan Stock Exchange. See “Common Shares Eligible for Future Sales” for a more detailed description of our conversion sale program.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the ROC securities market.

The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617 point drop, which represented the single largest decrease in the history of the Taiwan Stock Exchange Index. From January 1, 2000 to December 31, 2000, the Taiwan Stock Exchange Index dropped from 8,448.8 to 4,739.0, or 43.9%. On November 5, 2003, the Taiwan Stock Exchange Index closed at 6,142.32.

In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the ROC formed the Stabilization Fund, which has purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the ROC government have in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause fluctuations in the market prices of our ADSs and common shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The selected income statement data and cash flow data for the six months ended June 30, 2002 and 2003 and the selected balance sheet data as of June 30, 2002 and 2003 set forth below are derived from the unaudited consolidated financial statements included in this prospectus, and should be read in conjunction with, and are qualified in their entirety by reference to, those unaudited consolidated financial statements, including the notes to those financial statements. Those unaudited consolidated financial statements are prepared in accordance with ROC GAAP, which differ in some material respects from US GAAP. For a discussion of the material differences between ROC GAAP and US GAAP, see (1) note 27 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2002, which is incorporated herein by reference, and (2) note 27 to our unaudited consolidated financial statements included in this prospectus. For a discussion of the accounting policies used in the unaudited consolidated financial statements, see note 2 to the unaudited consolidated financial statements included in this prospectus. The results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year ending December 31, 2003.

The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the notes to our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Unless stated otherwise, this discussion applies to our financial information as prepared according to ROC GAAP, which differs in some material respects from US GAAP. Please see note 27 to our unaudited consolidated financial statements as of and for the six months ended June 30, 2002 and 2003 for a discussion of the material differences. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Selected Unaudited Consolidated Financial Information

	Six months ended and as of June 30,
	2002	2003	2003(1)
	NT$	NT$	US$
	(unaudited)
	(in millions, except percentages, earnings per share and per ADS, and operating data)
Income Statement Data:
ROC GAAP
Net sales	80,267	89,695	2,592
Cost of sales	(50,823)	(60,734)	(1,755)

Gross profit	29,444	28,961	837
Operating expenses	(9,771)	(10,854)	(314)

Income from operations	19,673	18,107	523
Non-operating income	1,462	2,884	83
Non-operating expenses	(3,098)	(4,192)	(121)

Income before income taxes	18,037	16,799	485
Income tax (expense) benefit	(2,151)	(712)	(20)
Net income before minority interest	15,886	16,087	465
Minority interest	11	1	0

Net income	15,897	16,088	465
Basic and diluted earnings per share	0.77	0.79	0.02
Basic and diluted earnings per ADS equivalent	3.87	3.93	0.11
Average shares outstanding(2)	20,221	20,221	20,221

	Six months ended and as of June 30,
	2002	2003	2003(1)
	NT$	NT$	US$
	(unaudited)
	(in millions, except percentages, earnings per share and per ADS, and operating data)

Balance Sheet Data:
ROC GAAP
Working capital	72,143	89,375	2,582
Long-term equity investments	10,728	11,091	321
Properties	242,617	221,692	6,405
Total assets	396,162	381,267	11,016
Long-term bank borrowing	19,464	9,276	268
Long-term bonds payable	35,000	35,000	1,011
Guaranty deposit-in and other long-term liabilities	10,491	7,678	222
Total liabilities	106,893	82,913	2,395
Shareholders’ equity	289,164	298,262	8,618

Other Financial Data:
ROC GAAP
Gross margin	37%	32%	32%
Operating margin	25%	20%	20%
Net margin	20%	18%	18%
Capital expenditures	17,248	16,262	470
Depreciation and amortization	30,451	34,586	999
Cash provided by operating activities	48,384	46,037	1,330
Cash used in investing activities	(20,881)	(21,740)	(628)
Cash provided by (used in) financing activities	6,265	(19,592)	(566)
Net cash flow	34,839	4,295	124

Operating Data:
Wafers sold(3)	1,317	1,581	1,581
Average utilization rate	76%	79%	79%

(1)	Translation from NT dollars to U.S. dollars were made at the noon buying rate as of June 30, 2003, which was NT$34.61 to US$1.00 on that date.
(2)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses, which have been paid prior to the date hereof, including a stock dividend of eight common shares per 100 common shares in July 2003 in respect of earnings in the year ended December 31, 2002.
(3)	In thousands.

Six Months Ended June 30, 2003 (unaudited) Compared to Six Months Ended June 30, 2002 (unaudited)

Net Sales.    Our net sales increased 11.7% from NT$80,267 million in the first half of 2002 to NT$89,695 million (US$2,591.6 million) in the first half of 2003. This increase was primarily due to an increase in customer demand, which resulted in a 20.0% increase in wafer sales volume, from 1,317 thousand wafers in the first half of 2002 to 1,581 thousand wafers in the first half of 2003, offset in part by a 9.1% decrease in the average selling price of our wafers in U.S. dollar terms. The decrease in the average selling price of our wafers in U.S. dollar terms in the first half of 2003 was primarily the result of a decline in pure pricing, partially offset by a more favorable product mix.

Cost of Sales and Gross Margin.    Our cost of sales increased 19.5% from NT$50,823 million in the first half of 2002 to NT$60,734 million (US$1,754.8 million) in the first half of 2003. This increase resulted from higher sales, which resulted in an increase in material and labor cost, and an increase in depreciation and amortization expenses related to cost of sales from NT$27,744 million in the first half of 2002 to NT$31,794 million (US$918.6 million) in the first half of 2003. Our depreciation and amortization expenses increased in the first half of 2003 primarily because of the increased depreciation associated with ramping up Fab 12 (Phase I) and the capacity increases at Fab 6 and Fab 8.

Our gross margin decreased from 36.7% in the first half of 2002 to 32.3% in the first half of 2003. The decrease in our gross margin was mainly the result of a decline in average selling prices and the increase in amortization and depreciation expenses related to cost of sales in the first half of 2003.

Operating Expenses.    Our total operating expenses increased 11.1% from NT$9,771 million in the first half of 2002 to NT$10,854 million (US$313.6 million) in the first half of 2003. Marketing expenses increased 34.9% from NT$1,090 million in the first half of 2002 to NT$1,470 million (US$42.5 million) in the first half of 2003. The increase was primarily due to the increase in personnel costs as a result of increased business activities. Research and development expenses increased 6.7% from NT$5,237 million in the first half of 2002 to NT$5,589 million (US$161.5 million) in the first half of 2003. The increase primarily reflects increased expenditures related to our continued development activities in 90-nanometer and 65-nanometer technologies and twelve-inch wafer manufacturing processes. We anticipate that our annual research and development expenditures will remain at a similar absolute level in 2003 as in 2002. General and administrative expenses increased 10.2% from NT$3,444 million in the first half of 2002 to NT$3,795 million (US$109.6 million) in the first half of 2003. This increase primarily resulted from an increase in expenses associated with patent applications and an increase in expenses for information technology infrastructure in connection with the expansion of Fab 6 and Fab 12.

Income from Operations.    Income from operations decreased 8.0% from NT$19,673 million in the first half of 2002 to NT$18,107 million (US$523.2 million) in the first half of 2003. This was primarily due to a 9.1% decline in the average selling price of our wafers in U.S. dollars terms in the first half of 2003 and an 11.1% increase in operating expenses. Our operating margin decreased from 24.5% in the first half of 2002 to 20.2% in the first half of 2003.

Non-Operating Income and Expenses.    Non-operating income increased 97.1% from NT$1,463 million in the first half of 2002 to NT$2,884 million (US$83.3 million) in the first half of 2003. The increase primarily resulted from a NT$1,707 million increase in the net gain realized on sales of short-term investments largely as a result of the sale of 1.5 million shares of Marvell Technology Group, Ltd. (NASDAQ: MRVL), partially offset by a NT$323 million decrease in royalty income largely as a result of the decrease in royalty income from National Semiconductor Corporation under a technology transfer agreement, which was terminated in January 2003. See note 24.h. to our unaudited consolidated financial statements as of and for the six months ended June 30, 2002 and 2003.

Non-operating expenses increased 35.3% from NT$3,098 million in the first half of 2002 to NT$4,192 million (US$121.1 million) in the first half of 2003. This increase principally resulted from a NT$1,402 million write-off of certain fixed and idle assets and related expenses and a NT$187 million increase in foreign exchange loss, partially offset by a NT$256 million decrease in investment loss recognized by equity method and a NT$217 million decrease in interest expense. The decrease in interest expense was primarily the result of a decrease in total bank loans and bonds payable, as well as lower interest rates.

Income Tax Benefit (Expense).    Income tax expense decreased 66.9% from NT$2,151 million in the first half of 2002 to NT$712 million (US$20.6 million) in the first half of 2003. The decrease was primarily due to a decrease in the reduction of net deferred tax assets, which was partially offset by the increase in the 10% tax on unappropriated earnings. The decrease in the reduction of net deferred tax assets was largely due to increased tax credits associated with equipment purchases and the benefit realized as a result of tax law changes in 2003. In February 2003, the ROC tax authority removed certain restrictions in utilizing tax credits.

Net Income.    Our net income increased 1.2% from NT$15,897 million in the first half of 2002 to NT$16,088 million (US$464.8 million) in the first half of 2003. The improvement in our net income for the first half of 2003 primarily reflects the reduction in tax expense and net non-operating losses, largely offset by a decrease in income from operations. Our net margin decreased from 19.8% in the first half of 2002 to 17.9% in the first half of 2003.

Liquidity and Capital Resources

We had cash, cash equivalents and short-term investments of NT$76,150 million (US$2,200 million) as of June 30, 2003. Net cash inflow in the first half of 2003 was NT$4,295 million (US$124 million) as compared to a net cash inflow of NT$34,839 million in the first half of 2002. The decrease in net cash inflow of NT$30,544 million (US$883 million) resulted primarily from a NT$25,857 million decrease in cash provided by financing activities, a NT$2,347 million decrease in cash provided by operating activities and a NT$859 million increase in cash used in investing activities.

In the first half of 2003, our net cash provided by operating activities amounted to NT$46,037 million (US$1,330 million), which included non-cash depreciation and amortization expenses of NT$34,586 million (US$999 million), as compared to NT$48,384 million in the first half of 2002, which included non-cash depreciation and amortization expenses of NT$30,451 million. The decrease in cash provided by operating activities was primarily due to the increase in net receivables and payables as a result of higher business activities, offset in part by an increase in non-cash depreciation and amortization expenses. Non-cash depreciation and amortization expenses were higher in the first half of 2003 than in the first half of 2002 primarily due to increased depreciation associated with ramping up Fab 12 (Phase I) and the capacity increases at Fab 6 and Fab 8. Depreciation and amortization expenses are currently expected to remain flat through the end of 2003.

Net cash used in investing activities in the first half of 2003 was NT$21,740 million (US$628 million), as compared to NT$20,881 million in the first half of 2002. The increase in cash used in investing activities was primarily due to an increase of NT$3,108 million in short-term investments, partially offset by a reduction of NT$986 million in acquisitions of property, plant and equipment, a reduction of NT$852 million in long-term investments and a reduction of NT$711 million in deferred charges.

Net cash used in financing activities in the first half of 2003 amounted to NT$19,592 million (US$566 million), compared with net cash provided by financing activities in the amount of NT$6,265 million in the first half of 2002. The amount in the first half of 2003 primarily reflects the redemption of preferred stock in May 2003 in the amount of NT$13,000 million (US$376 million) and a payment of NT$4,000 million made in March 2003 on long-term bonds.

As of June 30, 2003, we had aggregate short-term bank loans of NT$554 million (US$16 million), the current portion of our long-term bonds and long-term bank loans was NT$6,923 million (US$200 million), and we had aggregate long-term debt of NT$44,276 million (US$1,279 million). NT$554 million (US$16 million) of the short-term bank loans and NT$16,199 million (US$468 million) of the long-term debt were denominated in U.S. dollars. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments, mainly currency forward contracts, to hedge our currency exposure. See “Item 11. Quantitative and

Qualitative Disclosure About Market Risk” in our annual report on Form 20-F for the year ended December 31, 2002, incorporated by reference in this prospectus, for a discussion of the hedging instruments we use. All of the short-term and long-term bank loans had floating interest rates based on the London interbank offer rate, or LIBOR. NT$35,000 million of the long-term bonds (including current portion) had fixed interest rates ranging from 2.60% to 5.95% (see notes 12, 13 and 14 to our unaudited consolidated financial statements). As of June 30, 2003, we had an aggregate of NT$22,424 million (US$648 million) in unused short-term credit lines and NT$5,981 million (US$173 million) in unused long-term credit lines.

Our loan agreements, credit facilities and guaranty agreements for the obligations of our consolidated subsidiaries contain covenants that, if violated, could result in our obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to maintain at least:

•	a current assets to current liabilities ratio of 1:1;

•	an earnings before interest, taxes, depreciation and amortization to gross interest expense ratio of 4:1;

•	a total net worth to total indebtedness ratio of 1:1; and

•	unencumbered assets with a minimum value equal to not less than the then outstanding balance of amounts payable.

As of June 30, 2003, we were in compliance with our financial covenants. Other covenants could be triggered by a material adverse change in our business or management personnel that would impair our ability to perform our obligations under the agreements.

The following table sets forth the maturity of our long-term bank loans and short-term bank loans outstanding as of June 30, 2003:

	Long-term loans		Short-term loans
	(in millions)
During 2003	NT$	6,923	NT$	554
During 2004		—		—
During 2005		9,276		—
During 2006		—		—
During 2007 and thereafter		—		—

We do not generally provide letters of credit to, or guarantees for, or engage in any repurchase financing transactions with, any entity other than our consolidated subsidiaries.

We require significant amounts of capital to build, expand, upgrade and maintain our production facilities and equipment. We made capital expenditures of NT$103,762 million, NT$70,201 million and NT$55,236 million (US$1,596 million) in 2000, 2001 and 2002, respectively. We made capital expenditures of NT$17,248 million and NT$16,262 million (US$470 million) in the six months ended June 30, 2002 and 2003, respectively. We currently expect that our plans for ramping up production at Fab 12 (Phase I), upgrading the technology at Fab 3 and Fab 5, increasing the capacity and upgrading the technology at Fab 6 and Fab 8 and research and development projects will require capital expenditures of approximately NT$41,532 million (US$1,200 million) for 2003. We currently expect our capital expenditures in 2004 to be significantly higher than our capital expenditures in 2003.

We expect to fund our expansion projects and other cash requirements primarily with internally generated funds. In the future, we may consider debt and equity financing, depending on market conditions, our financial performance and other relevant factors. In particular, an extended industry downturn could adversely affect our profitability and internal generation of cash, and thereby increase our reliance on external sources of funds. We believe that we will have sufficient resources available to meet our planned capital requirements in the near future.

US GAAP Reconciliation

Our unaudited consolidated financial statements as of and for the six months ended June 30, 2002 and 2003 are prepared in accordance with ROC GAAP, which differ in certain material respects from US GAAP. The following table sets forth a comparison of our net income (loss) and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Six months ended and as of June 30,
	2002	2003	2003
	NT$	NT$	US$
	(unaudited)
	(in Millions)
Net income (loss) in accordance with:
ROC GAAP	15,897	16,088	465
US GAAP	8,524	9,559	276
Shareholders’ equity in accordance with:
ROC GAAP	289,164	298,262	8,618
US GAAP	303,867	327,813	9,472

Note 27 to the unaudited consolidated financial statements as of and for the six months ended June 30, 2002 and 2003 provides a description of the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP that have a material effect on our net income as reported under ROC GAAP include compensation expense pertaining to stock bonuses to employees, directors and supervisors, impairment charges for long-lived assets and amortization of goodwill.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ADSs by the selling shareholder.

WHERE YOU CAN FIND MORE INFORMATION

As required by the United States Securities Act of 1933, we have filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the United States Securities and Exchange Commission, or the SEC. This prospectus is a part of that registration statement, which includes additional information.

We file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the SEC. You may read and copy this information at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from the SEC’s website at http://www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Since November 4, 2002, we have been required to file annual reports on Form 20-F with, and submit reports on Form 6-K and other information to, the SEC through the EDGAR system.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus will be deemed to incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2002, filed on June 23, 2003, to the extent the information in that report has not been updated or superseded by this prospectus;

•	our report on Form 6-K, dated July 30, 2003, which contains the announcement with respect to the resignation of Mr. Harvey Chang as our Senior Vice President and Chief Financial Officer and the appointment of Ms. Lora Ho as our Vice President, Chief Financial Officer and Spokesperson;

•	our report on Form 6-K, dated September 3, 2003, which contains the announcement with respect to the approval by our board of directors, at its meeting held on September 2, 2003, of the appointment of Ms. Lora Ho as our Vice President and Chief Financial Officer, effective as of September 8, 2003;

•	our report on Form 6-K, dated October 8, 2003, which contains the announcement with respect to the approval by our board of directors, at its special meeting held on October 8, 2003, to sponsor the issuance of up to 100 million ADSs by Philips;

•	our report on Form 6-K, dated October 30, 2003, which contains the unaudited unconsolidated interim financial statements as of and for the nine months ended September 30, 2002 and 2003, excluding the report by our independent public accountants contained therein. These unaudited unconsolidated financial statements are prepared in accordance with ROC GAAP and are not indicative of our consolidated financial position or results of operations;

•	any amendment to our annual report on Form 20-F for the year ended December 31, 2002, and any annual report on Form 20-F or amendment thereto filed subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at No.8, Li-Hsin Road 6, Science-Based Industrial Park, Hsinchu, Taiwan, Attention: Wendell Huang or Diane Kao, telephone number: (8863) 666-5920 or (8863) 666-5923.

We will furnish to Citibank, N.A., as depositary of the ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We also will furnish the depositary with all notices of shareholders’ meetings and other reports and communications that we make available to our shareholders (or English language translations thereof, if necessary). The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

You should rely only on the information that we incorporate by reference or provide in this document. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than the date on the front of this document.

MARKET PRICE INFORMATION FOR OUR ADSs AND COMMON SHARES

The principal trading market for our common shares is the Taiwan Stock Exchange. The common shares have been listed on the Taiwan Stock Exchange under the symbol “2330” since September 5, 1994, and the ADSs have been listed on The New York Stock Exchange under the symbol “TSM” since October 8, 1997. The outstanding ADSs are identified by the CUSIP number 874039100. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low closing prices and the average daily volume of trading activity on The New York Stock Exchange for the common shares represented by ADSs.

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per common share(2)		Average daily Trading volume (in thousands of shares)	Closing price per ADS(2)		Average daily Trading volume (in thousands of ADSs)
	High	Low		High	Low
	(NT$)	(NT$)		(US$)	(US$)
1998	44.51	21.96	102,504	7.84	3.82	1,407
1999	80.32	25.97	85,221	21.14	5.44	2,158
2000	102.87	45.09	51,685	32.24	10.00	2,980
2001	74.92	37.12	49,944	16.06	7.45	5,049
First Quarter	63.43	48.40	54,997	15.18	10.60	3,003
Second Quarter	59.52	47.50	39,221	14.91	9.97	5,110
Third Quarter	59.34	39.14	40,329	14.35	7.47	6,074
Fourth Quarter	74.92	37.12	64,994	16.06	7.45	6,028
2002	82.07	32.96	54,479	17.47	4.95	6,449
First Quarter	82.07	67.34	53,223	17.47	13.48	6,341
Second Quarter	80.81	60.61	42,738	17.34	11.44	5,977
Third Quarter	66.20	38.06	53,960	12.68	5.88	6,340
Fourth Quarter	49.54	32.96	67,441	8.74	4.95	7,130
2003	71.50	37.22	48,907	12.92	5.93	7,145
First Quarter	46.76	37.22	52,654	7.93	5.93	5,664
Second Quarter	54.63	39.07	56,542	9.87	6.39	7,425
May	49.54	43.24	53,763	9.39	7.62	7,760
June	54.63	51.85	53,894	9.87	8.83	7,504
Third Quarter	71.50	54.17	42,616	12.92	9.44	8,212
July	62.00	54.17	45,629	11.05	9.48	10,558
August	67.00	57.00	45,484	11.80	9.44	7,110
September	71.50	66.00	36,448	12.92	10.83	6,855
Fourth Quarter (through November 5, 2003)	71.00	64.50	37,627	11.98	10.44	7,314
October	71.00	64.50	38,744	11.98	10.44	7,273
November (through November 5, 2003)	69.50	67.00	29,443	11.64	11.42	7,626

(1)	Trading in ADSs commenced on October 8, 1997 on The New York Stock Exchange. Each ADS represents the right to receive five common shares.
(2)	As adjusted for a 45% stock dividend in June 1998, a 23% stock dividend in June 1999, a 28% stock dividend in July 2000, a 40% stock dividend in July 2001, a 10% stock dividend in July 2002 and an 8% stock dividend in July 2003.

The ADSs offered in this offering will be fully fungible with, will be identified by the same CUSIP number and will be eligible for trading under the same New York Stock Exchange trading symbol as, the existing ADSs.

As of September 30, 2003, a total of 20,266,618,984 common shares were outstanding, including 2,429,490,830 common shares represented by ADSs.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of June 30, 2003. You should read this table together with our audited consolidated financial statements contained in our Form 20-F, which is incorporated by reference herein. The as adjusted information adjusts the actual information for:

•	the appropriation from the earnings of 2002 approved by our shareholders as of June 3, 2003 and paid in July 2003, including the stock dividend of eight common shares per 100 common shares, employee bonus and remuneration to directors and supervisors;

•	the sale of 822,809 ADSs by our wholly-owned subsidiary, TSMC Partners, in July 2003 at the price of US$10.40 per ADS; and

•	the sale of 420,476 of our common shares by TSMC North America, our wholly-owned subsidiary, in the three months ended September 30, 2003 at the price range of NT$61.5 to NT$72.0 per common share.

We do not have any unguaranteed and secured long-term obligations, nor do we have any guaranteed and unsecured long-term obligations.

	As of June 30, 2003
	Actual	As Adjusted
	(NT$)	(NT$)
	(unaudited)
	(in thousands)
Long-term obligations (excluding current portion of long-term obligations)
Unguaranteed and unsecured long-term debt	35,000,000	35,000,000
Guaranteed and secured long-term debt	9,276,016	9,276,016
Unguaranteed and unsecured other long-term payable	3,921,540	3,921,540
Total long-term obligations	48,197,556	48,197,556
Shareholder’s equity
Common shares, NT$10 par value	186,228,867	202,666,189
Capital surplus	56,840,751	56,847,417
Capital Stock to be issued	16,437,322	—
Retained earnings	39,929,224	39,922,558
Unrealized loss on long-term investment	(7,981)	(7,981)
Cumulative translation adjustments	755,436	755,436
Treasury stock	(1,922,049)	(1,643,404)
Total shareholders’ equity	298,261,570	298,540,215
Total capitalization	346,459,126	346,737,771

MAJOR SHAREHOLDERS

The following table sets forth certain information as of September 30, 2003 with respect to our common shares owned by (1) each person who, according to our records, beneficially owned five percent or more of our common shares and by (2) all directors, supervisors and executive officers as a group.

Names of Shareholders	Number of Common Shares Owned	Percentage of Total Outstanding Common Shares
Philips(1)	4,368,123,138	21.55%
Development Fund(2)	1,504,718,198	7.42%
Capital Research and Management Company(3)	941,003,520	5.05%
Directors, supervisors and executive officers as a group	231,432,401	1.14%

(1)	Includes 2,758,806,301 common shares held by Koninklijke Philips Electronics N.V. and 1,609,316,837 common shares held by Philips Electronics Industries (Taiwan) Ltd. See “Selling Shareholder”.
(2)	Excludes any common shares that may be owned by other funds controlled by the ROC government.
(3)	According to the Schedule 13G of Capital Research and Management Corporation, or CRMC, filed with the Securities and Exchange Commission on February 10, 2003, CRMC owned 941,003,520 common shares as of December 31, 2002, which represented 5.05% of our total outstanding common shares as of December 31, 2002. CRMC’s beneficial ownership of 941,003,520 common shares included 1,700,000 ADS representing 8,500,000 common shares. According to this Schedule 13G, CRMC is an investment adviser registered under the Investment Advisers Act of 1940. We do not have further information with respect to CRMC’s ownership in us subsequent to CRMC’s Schedule 13G filed on February 10, 2003.

Of our nine directors, two are representatives of Philips and one is a representative of the Development Fund. Philips and the Development Fund could each be deemed under the U.S. securities laws to be a controlling shareholder of us.

The Development Fund, which has sold significant amounts of shares and ADSs in the past, sold in July 2003 an additional 86,457,200 ADSs, representing 432,286,000 common shares, which further decreased the Development Fund’s ownership of our common shares to 7.42%. For a description of changes in the Development Fund’s and Philips’ ownership in us in the last three years, see “Item 7. Major Shareholders and Related Party Transactions” in our Form 20-F for the year ended December 31, 2002, incorporated by reference in this prospectus.

As of September 30, 2003, a total of 20,266,618,984 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of September 30, 2003, 2,429,490,837 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of September 30, 2003, 485,898,166 ADSs, representing 2,429,490,830 common shares, were held of record by Cede & Co. and 254 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders, see “Item 10. Additional Information—Description of Common Shares—Voting Rights” in our annual report on Form 20-F for the year ended December 31, 2002, which is incorporated herein by reference.

We are not aware of any arrangement that may at a subsequent date result in a change of control of us.

SELLING SHAREHOLDER

All of the ADSs being offered in this offering are being offered by Philips. As of September 30, 2003, Philips held an aggregate of 4,368,123,138 of our common shares, representing 21.55% of the total common shares outstanding. Following this offering, Philips, together with its subsidiaries, will own an aggregate of 3,868,123,138 of our common shares, representing 19.09% of the total common shares outstanding. The table below sets forth the beneficial ownership of our common shares by Philips prior to this offering and after giving effect to the sale of all of the ADSs offered in this offering.

		Before this offering (as of September 30, 2003)		After this offering
Name	Status/Position	Number of common shares	Percentage of total outstanding common shares	Number of common shares	Percentage of total outstanding common shares
Philips(1)	Founding Shareholder	4,368,123,138	21.55%	3,868,123,138	19.09%

(1)	As of September 30, 2003, includes 2,758,806,301 common shares held by Koninklijke Philips Electronics N.V. and 1,609,316,837 common shares held by Philips Electronics Industries (Taiwan) Ltd. After this offering, includes 2,258,806,301 common shares held by Koninklijke Philips Electronics N.V. and 1,609,316,837 common shares held by Philips Electronics Industries (Taiwan) Ltd.

In October 2003, Philips announced that it intends to gradually and orderly reduce its equity interest in us in the long term. However, as of the date hereof, Philips has informed us that neither the method by which such reduction would take place nor the size and timing thereof are certain. Philips has also announced that it does not expect that this offering will affect the strategic relationship between the two companies and that Philips anticipates remaining among our largest shareholders for the foreseeable future.

The principal executive offices of Philips are located at Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our expected development of more advanced process technologies;

•	our expected production capacity;

•	future developments in the semiconductor industry;

•	our future business development and economic performance;

•	Philips’ intentions with respect to its future equity ownership in, and relationship with, us; and

•	The Development Fund’s intentions with respect to its future equity ownership in us.

The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We do not intend to update these forward-looking statements.

The forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this prospectus.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Citibank, N.A. is the depositary bank for the ADSs. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10043. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. Taipei Branch, located at B1, No. 16, Nanking E. Road, Section 4, Taipei, Taiwan, Republic of China.

We have appointed Citibank as depositary bank pursuant to an amended and restated deposit agreement, dated July 14, 2003, entered into among us, Citibank and the holders and owners of beneficial interests in our ADSs. A copy of the form of the amended and restated deposit agreement is on file with the SEC under cover of a registration statement on Post-Effective Amendment No. 1 to Form F-6 filed with the SEC on June 25, 2003. You may obtain a copy of that registration statement that includes a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and from the SEC’s website at www.sec.gov.

We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement. Statements printed in italics in this description are provided for your information, but are not contained in the deposit agreement.

Each ADS represents five common shares on deposit with the custodian. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADSs but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As a holder of ADSs, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the Republic of China, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”, when we refer to “you”, we assume the reader owns ADSs or will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations, legal limitations and the terms of the deposit agreement. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash.    Whenever we make a cash distribution for the securities on deposit with the custodian, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders subject to any restrictions imposed by applicable laws and regulations.

The conversion into U.S. dollars will take place only if practicable and only if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares.    Subject to applicable laws, whenever we make a free distribution of common shares for the securities on deposit with the custodian, the depositary bank may, and will upon our request, distribute to holders new ADSs representing the common shares deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution. If additional ADSs are not distributed, the ADS-to-common share ratio will be modified subject to applicable ROC law, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited.

The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the common shares received and will distribute the proceeds of the sales as in the case of a distribution in cash.

Distributions of Rights.    Subject to applicable laws, whenever we distribute rights to purchase additional common shares, we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (including opinions to address the legality of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.

In circumstances in which rights would not otherwise be distributed, if you request the distribution of warrants or other instruments in order to exercise the rights allocable to your ADSs, the depositary bank will make such rights available to you as allowed by applicable law upon written notice from us. Our notice to the depositary bank must indicate that:

•	we have elected in our sole discretion to permit the rights to be exercised; and

•	you have executed such documents as we have determined in our sole discretion are reasonably required under applicable law.

The depositary bank may sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be allocated to the account of the holders otherwise entitled to the rights. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Other Distributions.    Subject to applicable laws, whenever we distribute property other than cash, common shares or rights in respect of the deposited securities, the depositary bank will determine whether such distribution to holders is feasible. If it is feasible to distribute such property to you, the depositary bank will distribute the property to the holders in a manner it deems practicable. If the depositary bank considers such distribution not to be feasible, it may sell all or a portion of the property received. The proceeds of such a sale will be distributed to holders as in the case of a distribution in cash.

Any distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, consolidation or reclassification of such common shares, or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you in cash.

Issuance of ADSs upon Deposit of Common Shares

Under current ROC law, no deposit of common shares may be made into the depositary facility, and no ADSs may be issued against such deposits, without specific approval by the Securities and Futures Commission of the ROC, or SFC, except in connection with (i) dividends on or free distributions of common shares, (ii) the exercise by holders of existing ADSs of their pre-emptive rights in connection with rights offerings or (iii) if permitted under the deposit agreement and the custodian agreement, the deposit of common shares purchased by any person directly or through the depositary bank on the Taiwan Stock Exchange or GreTai Securities Market (as applicable) or held by such person for deposit in the depositary facility; provided that the total number of ADSs outstanding after an issuance described in clause (iii) above does not exceed the number of issued ADSs previously approved by the SFC (plus any ADSs created pursuant to clauses (i) and (ii) above) and subject to any adjustment in the number of common shares represented by each ADS. Under current ROC law and regulations, the term “any person” referred to in clause (iii) above may be interpreted to mean either (a) any foreign national or overseas Chinese investor (excluding any ROC investors) or (b) any foreign or ROC investor. It is expected that the SFC will clarify this issue in its forthcoming review and amendment of the Guidelines for Offering and Issuance of Overseas Securities by Issuers. Under current ROC law, issuances under clause (iii) above will be permitted only to the extent that previously issued ADSs have been cancelled and the underlying shares have been withdrawn from the ADR facility. The depositary bank will refuse to accept common shares for deposit pursuant to clause (iii) unless it receives satisfactory legal opinions as described in the deposit agreement. In addition, the depositary bank may, or if so directed by us, will, refuse to accept common shares for deposit whenever we have notified the depositary bank that (i) there are outstanding common shares with rights, including rights to dividends, that are different from the common shares held by the depositary bank, (ii) we have restricted the transfer of these common shares to comply with delivery, transfer or ownership restrictions referred to in the deposit agreement or under applicable law or otherwise or (iii) we have otherwise restricted the deposit of common shares pursuant to the deposit agreement.

The depositary bank may create ADSs on your behalf if you or your broker deposits common shares with the custodian and meets the foregoing requirements. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable fees, charges and taxes payable for the transfer of the common shares to and the issuance and delivery of the ADSs by the depositary bank or custodian.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the common shares are duly and validly authorized, issued and outstanding, fully paid and non-assessable and free of any preemptive rights;

•	you are duly authorized to deposit the common shares; and

•	the common shares are not restricted securities and your deposit of common shares is not restricted by United States federal securities laws and does not violate the deposit agreement.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Certificate of Payment ADSs

In connection with any new issue of common shares by us which will be sold in ADS form, under the terms of the deposit agreement, the depositary bank may issue ADSs representing the certificate of payment in respect of the underlying shares, also called certificate of payment ADSs, rather than ADSs representing our common shares. Certificate of payment ADSs will be treated as ADSs issued under the terms of the deposit agreement except that:

•	certificate of payment ADSs will not be fungible with ADSs and will be separately identified until exchanged for ADSs by the depositary bank upon receipt from us of the corresponding number of newly issued common shares;

•	holders of certificate of payment ADSs may not withdraw their corresponding interests in the deposited certificate of payment from the ADR facility;

•	certificate of payment ADSs shall have different CUSIP numbers than the CUSIP number assigned to the ADSs;

•	certificate of payment ADSs will not be exchanged for common shares;

•	certificate of payment ADSs will only be issued in book-entry form through The Depository Trust Company;

•	neither certificate of payment ADSs nor interests in the certificate of payment are eligible for pre-release transactions; and

•	distributions made on certificate of payment ADSs shall be made only on the basis of distributions received in respect of the certificate of payment held by the depositary.

Withdrawal of Common Shares Upon Cancellation of ADSs

You may withdraw and hold the common shares represented by your ADSs unless you are a citizen of the People’s Republic of China, or the PRC, or an entity organized under the laws of the

PRC, or request the depositary bank to sell the common shares represented by your ADSs; provided that settlement for trading of common shares represented by the ADSs through the book-entry system maintained by the Taiwan Securities Central Depositary Co., Ltd. is permitted. If you are a non-ROC person and elect to withdraw common shares and hold the withdrawn common shares, you will be required to appoint a tax guarantor as well as an agent and a custodian in the ROC.

In addition, in accordance with the regulations governing investment in securities by overseas Chinese and foreign nationals recently amended by the ROC Executive Yuan, if you are an overseas Chinese or foreign national not having registered as a foreign investor and elect to withdraw common shares from the depositary facility, you will be required to first register with the Taiwan Stock Exchange and, if applicable, to obtain the approval from the Central Bank of China (if you are a foreign company, that is, a company incorporated in a jurisdiction other than the ROC under the laws of such foreign jurisdiction) and then appoint a local agent to, among other things, open a general securities trading account with a local securities brokerage firm to hold or trade the withdrawn common shares.

If you or someone on your behalf plans to withdraw common shares from the depositary facility, you would be the recipient of such common shares and (i) you are a related party to us (as defined in the ROC Statements of Financial Accounting Standards No. 6) or (ii) you would be the beneficial owner of 10% or more of our issued common shares previously in the depositary facility, your withdrawal will be subject to ROC governmental disclosure and reporting requirements.

In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold any ADSs registered in your name, the depositary bank may ask you to provide proof of citizenship, residence, tax payer status, exchange control approval, payment of taxes and other governmental charges, compliance with applicable laws and regulations and certain other documents as the depositary bank may deem appropriate before it will effect any withdrawal of the common shares represented by such ADS. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. If the common shares are withdrawn to or for the account of any person other than the person receiving the proceeds from the sale of ADSs, such evidence may include the disclosure of:

•	your name;

•	the name and nationality (and the identity number, if such person is a ROC citizen) of any person in whose name the common shares you are withdrawing will be registered;

•	the number of common shares such person will receive upon such withdrawal;

•	the aggregate number of common shares such person has received upon all withdrawals since the establishment of the depositary facility; and

•	any other information that we or the depositary bank may deem necessary or desirable to comply with any ROC disclosure or reporting requirements.

The depositary bank will only accept ADSs for cancellation that represent a whole number of common shares on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares the depositary bank will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash. Common shares sold in lots other than integral multiples of 1,000 may realize a lower price on the Taiwan Stock Exchange.

You will have the right to withdraw the securities represented by your ADSs at any time subject to the requirements listed above and:

•	temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting, a payment of dividends or rights offering;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

You may direct the exercise of voting rights with respect to the common shares represented by the ADSs only in accordance with the provisions of the deposit agreement as described below and applicable ROC law. See “Risk Factors—Risks Relating to Ownership of ADSs—Your voting rights as a holder of ADSs will be limited”.

Except as described below, you will not be able to exercise the voting rights attaching to the common shares represented by your ADSs on an individual basis. According to the ROC Company Law, a shareholder’s voting rights attached to shareholdings in an ROC company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors, if such election is done by means of cumulative voting), be exercised as to all shares held by such shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary bank or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors and supervisors, if such election is done by means of cumulative voting. Directors and supervisors are elected by cumulative voting unless our articles of incorporation stipulate otherwise.

In the deposit agreement, you will appoint the depositary bank as your representative to exercise the voting rights with respect to the common shares represented by your ADSs.

We will provide the depositary bank with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings, including an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting. The depositary bank has agreed to request and we will, therefore, also provide a list of the candidates who have expressed their intention to run for an election of directors or supervisors. The depositary bank will mail these materials, together with a voting instruction form to holders as soon as practicable after the depositary bank receives the materials from us. In order to validly exercise its voting rights, the holder of ADSs must complete, sign and return to the depositary bank the voting instruction form by a date specified by the depositary bank. Additional or different candidates may be nominated at the meeting of the shareholders than those proposed in the list provided by us and after the depositary bank has mailed the voting instruction form to you. If such change were to occur, the depositary bank may calculate your votes according to procedures not inconsistent with the provisions of the deposit agreement, but shall not exercise any discretion regarding your voting rights.

Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors done by means of cumulative voting, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary bank to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary bank will notify the instructions to the chairman of our board of directors or a person he may designate. The depositary bank will appoint the chairman or his designated person to serve as the voting representative of the depositary bank or its nominee and the holders. The voting representative will attend such meeting and vote all the common shares represented by ADSs to be voted in the manner so instructed by such holders in relation to such resolution or resolutions.

If, for any reason, the depositary bank has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for the meeting (other than the election of directors or supervisors done by means of cumulative voting), then the holders will be deemed to have instructed the depositary bank or its nominee to authorize and appoint the voting representative as the representative of the depositary bank and the holders to attend such meeting and vote all the common shares represented by all ADSs as the voting representative deems appropriate with respect to such resolution or resolutions, which may not be in your interests; provided, however, that the depositary bank or its nominee will not give any such authorization and appointment unless it has received an opinion of ROC counsel addressed to the depositary bank and in form and substance satisfactory to the depositary bank, at its sole expense, to the effect that, under ROC law (i) the deposit agreement is valid, binding and enforceable against us and the holders and (ii) the depositary bank will not be deemed to be authorized to exercise any discretion when voting in accordance with the deposit agreement and will not be subject to any potential liability for losses arising from such voting. We and the depositary bank will take such actions, including amendment of the provisions of the deposit agreement relating to voting of common shares, as we deem appropriate to endeavor to provide for the exercise of voting rights attached to the common shares at shareholders’ meetings in a manner consistent with applicable ROC law.

The depositary bank will notify the voting representative of the instructions for the election of directors and supervisors received from holders and appoint the voting representative as the representative of the depositary bank and the owners to attend such meeting and vote the common shares represented by ADSs as to which the depositary bank has received instructions from holders for the election of directors and supervisors, subject to any restrictions imposed by ROC law and our articles of incorporation. Holders who by the date specified by the depositary bank have not delivered instructions to the depositary bank will be deemed to have instructed the depositary bank to authorize and appoint the voting representative as the representative of the depositary bank or its nominee and the holders to attend such meeting and vote all the common shares represented by ADSs as to which the depositary bank has not received instructions from the holders for the election of directors and supervisors as the voting representative deems appropriate, which may not be in your best interests. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of the shareholders, and the votes cast by the holders for such candidates shall be counted as votes for their replacements.

By accepting and continuing to hold ADSs or any interest therein, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable ROC law.

There can be no assurance that you will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary bank for receipt of instructions to enable you to give voting instructions before the cutoff date.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs upon deposit of Eligible Securities	Up to 5¢ per ADS issued
Delivery of deposited securities, property and cash upon surrender of ADSs	Up to 5¢ per ADS surrendered
Distribution of ADSs pursuant to exercise of rights or other free distribution of stock (excluding stock dividends)	Up to 5¢ per ADS issued
Distribution of cash upon sale of rights and other entitlements	Up to 2¢ per ADS held

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges, such as:

•	Fees for the transfer, custody and registration of common shares (i.e., upon deposit, transfer and withdrawal of common shares);

•	Expenses incurred for converting foreign currency into U.S. dollars and in compliance with exchange control regulations;

•	Expenses for cable, telex and fax transmissions and for delivery of securities; and

•	Taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit).

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary bank. Any change will apply to you 30 days after the depositary bank provides notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except to comply with applicable law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 60 days before termination.

Upon termination, the following will occur under the deposit agreement:

•	for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those common shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the common shares on deposit (i.e., dividends) but will not distribute any property to you until you request the cancellation of your ADSs; and

•	after the expiration of the six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of the Depositary Bank

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at that office during regular business hours, but solely for the purpose of communicating with other holders in the interest of our business or matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in The City of New York facilities to record and process the execution and delivery, registration, registration of transfers and surrender of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence and in good faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability to monitor or enforce our obligations under the deposit agreement, including our obligation to replace the certificate of payment in respect of common shares.

•	We and the depositary bank will not be obligated to perform any act that is not set forth in the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to that holder.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

The depositary bank may, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions”. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.

The depositary bank may refuse to transfer ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. You may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations.

Although in certain circumstances ROC income tax imposed on certain stock dividends distributed by us may be deferred until the sale or other disposition of such stock dividends, the depositary bank will elect to waive the deferral of income tax on such stock dividends.

Foreign Currency Conversion

Subject to ROC law, the depositary bank may arrange for the conversion of all foreign currency received into U.S. dollars only if such conversion is reasonably practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not reasonably practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency and distribute the U.S. dollars to the holders for whom the conversion and distribution is permissible;

•	distribute the foreign currency to holders entitled to the distribution; or

•	hold the foreign currency (without liability for interest) for the applicable holders.

The Custodian

The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian that is organized under the laws of the ROC. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank may also appoint an additional custodian for any deposited securities. The depositary bank will give you written notice of any such changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will, unless otherwise instructed by the depositary bank, continue to act as custodian and will be subject to the direction of the successor depositary bank.

Governing Law

The deposit agreement is governed by the laws of the State of New York. With respect to the authorization of the deposit agreement by us, such authorization shall be governed by the laws of the ROC. We and the depositary bank have agreed that the federal or state courts in the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We have also submitted to the jurisdiction of such courts for such purpose only and have appointed an agent for service of process in the City of New York.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the 100,000,000 ADSs sold in this offering will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our “affiliates,” as such term is defined in Rule 144 under the Securities Act.

Our selling shareholder and the Development Fund have agreed, during the period beginning from the date of this prospectus to and including the date 180 days after the date of this prospectus, with respect to the selling shareholder, and 90 days after the date of this prospectus, with respect to the Development Fund, not to, and not to announce an intention to, offer, sell, contract to sell or otherwise dispose of, or file a registration statement or similar document relating to, any common shares or depositary shares representing our common shares, or any securities that are substantially similar to common shares or depositary shares representing our common shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, any of these securities or any substantially similar securities, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. These restrictions do not apply to the 100,000,000 ADSs and the common shares represented thereby being offered in connection with this offering.

We have also agreed, during the period beginning from the date of this prospectus to and including the date 90 days after the date of this prospectus, not to, and not to announce an intention to, issue any common shares, including common shares represented by ADSs (other than pursuant to employee stock option plans that we may adopt or any common shares to be issued as an annual dividend or annual bonus to directors, supervisors and employees which is approved by our shareholders), without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Although we have no current plans to make such issuance during this 90-day period, we are not precluded from issuing any securities that are convertible into or exchangeable for, or that represent the right to receive, our common shares.

Additional common shares may be sold in ADS form as part of our conversion sale program, which was adopted in May 1999 and which may be amended from time to time. The purpose of this program is to enable sales of common shares in ADS form by certain of our long-term common shareholders in a gradual and coordinated fashion. Any of our shareholders, excluding our affiliates, who are holding at least 0.02% of our outstanding common shares as of the relevant announcement date and have held such shares for at least one year as of that date are eligible to file an application to sell shares under this program. Based on the 20,266,618,984 common shares outstanding as of September 30, 2003, 0.02% represents 4,053,323 common shares. The maximum amount that will be approved for participation in the program during any three-month period will be 0.5% of our outstanding shares, which, based on the 20,266,618,984 common shares outstanding as of September 30, 2003, is 101,333,094 shares. We do not recommend or promote the sale of our shares by our shareholders. Each transaction under the conversion sale program is subject to the approval by our board of directors, the approvals by certain ROC and US regulatory authorities and stock exchanges and market conditions. Eligible selling shareholders who have submitted a written application to participate in the program, whether or not required regulatory approvals are granted or whether or not any sales are made, must pay, on a pro rata basis, all fees and expenses incurred by us, the administrative agent, advisors and trade facilitator in connection with the program. We have advised the underwriters that we will not effect conversions or exchanges of common shares into ADSs for 90 days after the date of this prospectus; provided, however, that we may, during such 90-day period, commence preparatory work, including making public announcements, engaging in the application process and other activities prior to any actual sale of ADSs, pursuant to the conversion sale program.

The Development Fund, which has sold significant amounts of shares and ADSs in the past and which currently owns 7.42% of our outstanding common shares, announced in September 2003 that it intends to sell 600 million of our common shares in 2004. Philips, which following this offering will own 19.09% of our outstanding common shares, announced in October 2003 that it intends to gradually and orderly reduce its equity interest in us in the long term. However, as of the date hereof, Philips has informed us that neither the method by which such reduction would take place nor the size and timing thereof are certain. Philips has also announced that it does not expect that this offering will affect the strategic relationship between the two companies and that Philips anticipates remaining among our largest shareholders for the foreseeable future.

Other than as discussed above, we are not aware of any plans by any major shareholders to dispose of significant numbers of common shares.

FOREIGN INVESTMENT IN THE ROC

Historically, foreign investment in the ROC securities market has been restricted. Since 1983, the ROC government has periodically enacted legislation and adopted regulations to permit foreign investment in the ROC securities market.

On September 30, 2003, the Executive Yuan approved an amendment to Regulations Governing Investment in Securities by Overseas Chinese and Foreign National, or the Regulations, which took effect on October 2, 2003. According to the Regulations, the SFC abolished the mechanism of the so-called “qualified foreign institutional investors” and “general foreign investors” as stipulated in the Regulations before the amendment.

Under the Regulations, foreign investors are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in ROC securities after they register with the Taiwan Stock Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the ROC (i.e., offshore foreign institutional investors) or their branches set up and recognized within the ROC (i.e., onshore foreign institutional investors). Offshore foreign institutional investors are required to apply for a prior approval from the Central Bank of China before they can register with the Taiwan Stock Exchange. Offshore overseas Chinese and foreign individual investors are not required to apply for Central Bank of China approval, but are subject to a maximum investment ceiling that will be separately determined by the SFC after consultation with the Central Bank of China. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the ROC securities market.

Except for certain specified industries, such as telecommunications, investments in ROC-listed companies by foreign investors are not subject to individual or aggregate foreign ownership limits. Custodians for foreign investors are also required to submit to the Central Bank of China and the Taiwan Stock Exchange a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the ROC under these guidelines may be remitted out of the ROC at any time after the date the capital is remitted to the ROC. Capital gains and income on investments may be remitted out of the ROC at any time.

Foreign investors (other than foreign investors who have registered with the Taiwan Stock Exchange for making investments in the ROC securities market) who wish to make direct investments in the shares of ROC companies are required to submit a foreign investment approval application to the Investment Commission of the ROC Ministry of Economic Affairs or other applicable government authority. The Investment Commission or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of China and the SFC).

Under current ROC law, any non-ROC person possessing a foreign investment approval may repatriate annual net profits, interest and cash dividends attributable to the approved investment. Stock dividends attributable to this investment, investment capital and capital gains attributable to this investment may be repatriated by the non-ROC person possessing a foreign investment approval after approvals of the Investment Commission or other government authorities have been obtained.

In addition to the general restriction against direct investment by non-ROC persons in securities of ROC companies, non-ROC persons (except in certain limited cases) are currently prohibited from investing in certain industries in the ROC pursuant to a “negative list”, as amended by the Executive Yuan. The prohibition on foreign investment in the prohibited industries specified in the negative list is absolute in the absence of a specific exemption from the application of the negative list. Pursuant to the negative list, certain other industries are restricted so that non-ROC persons (except in limited cases) may invest in these industries only up to a specified level and with the specific approval of the relevant competent authority that is responsible for enforcing the relevant legislation that the negative list is intended to implement.

Depositary Receipts.    In April 1992, the SFC enacted regulations permitting ROC companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the SFC, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of ROC companies. In December 1994, the Ministry of Finance allowed companies whose shares are traded on the ROC GreTai Securities Market or listed on the Taiwan Stock Exchange, upon approval of the SFC, to sponsor the issuance and sale of depositary receipts.

In the past, for depositary shares that represented new shares, three months after the issuance of the depositary receipts, a holder of the depositary receipts (other than citizens of the People’s Republic of China and entities organized under the laws of the People’s Republic of China) could request the depositary to either cause the underlying shares to be sold in the ROC and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts and transfer the shares to the holder. For depositary shares that represent previously issued and existing shares, a holder of the depositary receipts (other than citizens of the People’s Republic of China and entities organized under the laws of the People’s Republic of China) could, immediately after the issuance of the depositary receipts, request the depositary to either cause the underlying shares to be sold in the ROC and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts and transfer the shares to the holder. The Executive Yuan and the SFC recently amended the relevant regulations such that the three-month withdrawal restriction has been removed. Accordingly, a holder of depositary receipts (other than citizens of the People’s Republic of China and entities organized under the laws of the People’s Republic of China) may now withdraw shares after the issuance of the depositary receipts representing new shares to the extent permitted under the deposit agreement (in practice, four to seven business days thereafter).

We or the foreign depositary bank may not increase the number of depositary receipts by depositing shares in a depositary receipt facility or issuing additional depositary receipts against these deposits without specific SFC approval, except in limited circumstances. These circumstances include issuances of additional depositary receipts in connection with:

(1)	dividends on or free distributions of shares;

(2)	the exercise by holders of existing depositary receipts of their pre-emptive rights in connection with capital increases for cash; or

(3)	if permitted under the deposit agreement and custody agreement, the deposit of common shares purchased by any person directly or through a depositary bank on the Taiwan Stock Exchange or the GreTai Securities Market (as applicable) or held by such person for deposit in the depositary receipt facility.

Under current ROC laws and regulations, the term “any person” referred to in clause (3) above may be interpreted to mean either (a) any foreign national or overseas Chinese investor (excluding any ROC investors) or (b) any foreign or ROC investor. It is expected that the SFC will clarify this issue in its forthcoming review and amendment of the Guidelines for Offering and Issuance of Overseas Securities by Issuers.

However, the total number of deposited shares outstanding after an issuance under the circumstances described in clause (3) above may not exceed the number of deposited shares previously approved by the SFC plus any depositary receipts created under the circumstances described in clauses (1) and (2) above. Issuances of additional depositary receipts under the circumstances described in clause (3) above will be permitted to the extent that previously issued depositary receipts have been canceled and the underlying shares have been withdrawn from the depositary receipt facility.

Under current ROC law, a non-ROC holder of ADSs who withdraws the underlying shares must appoint an eligible local agent to:

(1)	open a securities trading account with a local securities brokerage firm;

(2)	remit funds; and

(3)	exercise rights on securities and perform other matters as may be designated by the holder.

Under existing ROC laws and regulations, without this account, holders of ADSs that withdraw and hold the common shares represented by the ADSs would not be able to hold or transfer the common shares, whether on the Taiwan Stock Exchange or otherwise. In addition, a withdrawing non-ROC holder must appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting of information.

Holders of ADSs who are non-ROC persons withdrawing common shares represented by ADSs are required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. This agent, a “tax guarantor”, must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of the withdrawing holder’s ROC tax payment obligations. In addition, under current ROC law, repatriation of profits by a non-ROC withdrawing holder is subject to the submission of evidence of the appointment of a tax guarantor to, and approval thereof by, the tax authority, or submission of tax clearance certificates or submission of evidencing documents issued by such agent (so long as the capital gains from securities transactions are exempt from ROC income tax). As required by the Central Bank of China, if repatriation by a holder is based on a tax clearance certificate, the aggregate amount of the cash dividends or interest on bank deposits converted into foreign currencies to be repatriated by the holder shall not exceed the amount of:

(1)	the net payment indicated on the withholding tax voucher issued by the tax authority;

(2)	the net investment gains as indicated on the holder’s certificate of tax payment; or

(3)	the aggregate transfer price as indicated on the income tax return for transfer of tax-deferred dividend shares, whichever is applicable.

Under existing ROC laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including US dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert inward remittances of payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining Central Bank of China approval. Proceeds from the sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the GreTai Securities Market, subject to first registering with the Taiwan Stock Exchange and, if applicable, subject to obtaining the approval from the Central Bank of China (if the holder of depositary receipts is a foreign company, that is, a company incorporated in a jurisdiction other than the ROC under the laws of such foreign jurisdiction).

Direct Share Offerings

The ROC government has amended regulations to permit ROC companies listed on the Taiwan Stock Exchange or GreTai Securities Market to issue shares directly (not through depositary receipt facility) overseas.

Overseas Corporate Bonds.    Since 1989, the ROC Securities and Futures Commission has approved a series of overseas bonds issued by ROC companies listed on the Taiwan Stock Exchange in offerings outside the ROC. Under current ROC law, these overseas corporate bonds can be:

(1)	converted by bondholders, other than citizens of the People’s Republic of China and entities organized under the laws of the People’s Republic of China, into shares of ROC companies; or

(2)	subject to SFC approval, may be converted into depositary receipts issued by the same ROC company or by the issuing company of the exchange shares, in the case of exchangeable bonds.

The relevant regulations also permit public issuing companies to issue corporate debt in offerings outside the ROC. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market, subject to first registering with the Taiwan Stock Exchange and, if applicable, subject to obtaining the approval from the Central Bank of China (if the holder of overseas convertible bonds is a foreign company, that is, a company incorporated in a jurisdiction other than the ROC under the laws of such foreign jurisdiction).

TAXATION

ROC Taxation

The following is a general summary of the principal ROC tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies only to a holder that is:

•	an individual who is not an ROC citizen, who owns ADSs and who is not physically present in the ROC for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishment in the ROC.

Holders of ADSs are urged to consult their own tax advisors as to the particular ROC tax consequences of owning the ADSs which may affect them.

Dividends.    Dividends declared by us out of our retained earnings and distributed to the holders are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% ROC retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% ROC tax imposed on those distributions.

It is currently unclear whether dividends paid by us out of our capital reserves are subject to ROC withholding tax because there are two possible interpretations of the relevant tax laws and regulations that lead to different conclusions on whether such dividends will be taxable, and there is currently no authoritative guidance on this issue.

Capital Gains.    Under ROC law, capital gains on transactions in the common shares are currently exempt from income tax. In addition, transfers of ADSs are not regarded as a sale of an ROC security and, as a result, any gains on such transactions are not subject to ROC income tax.

Subscription Rights.    Distributions of statutory subscription rights for common shares in compliance with ROC law are not subject to any ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights that are not evidenced by securities are subject to capital gains tax at the rate of:

•	35% of the gains realized if you are a natural person; or

•	25% of the gains realized if you are an entity that is not a natural person.

Subject to compliance with ROC law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.

Securities Transaction Tax.    A securities transaction tax, at the rate of 0.3% of the sales proceeds, will be withheld upon a sale of common shares in the ROC. Transfers of ADSs are not subject to ROC securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to ROC securities transaction tax.

Estate and Gift Tax.    ROC estate tax is payable on any property within the ROC of a deceased who is an individual, and ROC gift tax is payable on any property within the ROC donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, common shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.

Tax Treaty.    The ROC does not have a double taxation treaty with the United States. On the other hand, the ROC has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, The Netherlands and the United Kingdom, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. It is unclear whether the ADS holders will be considered to hold common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

United States Federal Income Taxation

This section discusses the material United States federal income tax consequences of owning and disposing of our common shares or ADSs. It is the opinion of Sullivan & Cromwell LLP, our special tax counsel. It applies to you only if you acquire your common shares or ADSs in this offering and you hold your common shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations;

•	life insurance companies;

•	persons liable for alternative minimum tax;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons that hold common shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders, as defined below, whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of common shares or ADSs that is not a United States person for United States federal income tax purposes.

We urge you to consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.

Taxation of Dividends

U.S. Holders.    Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) including the amount of any ROC tax withheld reduced by any credit against such withholding tax on account of the 10% retained earnings tax imposed on us, is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the common shares or ADSs are readily tradable on an established securities market in the United States. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receives the dividend. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares or ADSs and thereafter as capital gain.

Subject to generally applicable limitations and restrictions, the ROC taxes withheld from dividend distributions and paid over to the ROC (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends paid will generally constitute “passive income” or, in the case of some U.S. financial services providers, “financial services income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Pro rata distributions of common shares by us to holders of common shares or ADSs will generally not be subject to U.S. federal income tax. Accordingly, such distributions will generally not give rise to U.S. federal income against which the ROC tax imposed on such distributions may be credited. Any such ROC tax will generally only be creditable against a U.S. holder’s U.S. federal income tax liability with respect to “general limitation income” and not “passive income” or “financial services income,” subject to generally applicable conditions and limitations.

In the event that the ex-dividend date on The New York Stock Exchange or other securities exchange or market for a dividend or distribution that gives rise to ROC withholding tax is after the record date for such dividend or distribution (during which period such ADSs may trade with “due bills”), a purchaser of ADSs during the period from the record date to the ex-dividend date likely would not be entitled to a foreign tax credit for ROC taxes paid in respect of such ADSs even if (i) the purchaser receives the equivalent of such dividend or distribution on the relevant distribution date, and (ii) an amount equivalent to the applicable ROC withholding tax is withheld therefrom or otherwise charged to the account of such purchaser.

Non-U.S. Holders.    If you are a non-U.S. holder, dividends paid to you in respect of common shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty for which you are eligible as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate. You may be subject to a branch profits tax at a reduced rate if you are eligible for the benefits of an income tax treaty that provides for a reduced rate.

Taxation of Capital Gains

U.S. Holders.    Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders.    If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your common shares or ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual and are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate. You may be subject to a branch profits tax at a reduced rate if you are eligible for the benefits of an income tax treaty that provides for a reduced rate.

Passive Foreign Investment Company Rules

We believe that common shares and ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our common shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your common shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the common shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the common shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the common shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own common shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your adjusted basis in your common shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).

Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your common shares or ADSs will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the common shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income as well as the special rules provided with respect to excess distributions, if applicable, as described above.

If you own common shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of common shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•	other dividend payments and the payment of the proceeds from the sale of common shares or ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

–	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

–	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

–	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

–	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company limited by shares and incorporated under the ROC Company Law. Most of our directors and executive officers, our supervisors and some of the experts named in this prospectus are residents of the ROC and a substantial portion of our assets and our directors, supervisors or executive officers are located in the ROC. As a result, it may be difficult or may not be possible for investors to effect service of process upon us or our directors, supervisors or executive officers within the United States, or to enforce against them judgments obtained in the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our ROC counsel, Lee and Li, that in their opinion any final judgment obtained against us in any court other than the courts of the ROC in respect of any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the ROC;

•	the judgment and the court procedures based on which such judgment was rendered are not contrary to the public order or good morals of the ROC;

•	if the judgment was rendered by default by the court rendering the judgment, (x) we were duly served during a reasonable time within the jurisdiction of that court in accordance with the laws and regulations of such jurisdiction, or (y) process was served on us with judicial assistance of the ROC; and

•	judgments of the courts of the ROC are recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the ROC would be required to obtain foreign exchange approval from the Central Bank of China for the remittance out of the ROC of any amounts recovered in respect of a judgment denominated in a currency other than NT dollars.

VALIDITY OF SECURITIES

The validity of the ADSs is being passed upon for Philips and for us by Sullivan & Cromwell LLP, and for the underwriters by Cleary, Gottlieb, Steen & Hamilton. The validity of the common shares is being passed upon for Philips and for us by Lee and Li, Taipei, Taiwan, ROC, and for the underwriters by Tsar & Tsai, Taipei, Taiwan, ROC.

EXPERTS

Our consolidated balance sheets as of December 31, 2001 and 2002 and our consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2000, 2001 and 2002 incorporated by reference herein have been audited by TN Soong & Co., independent auditors, an associate member firm of Deloitte Touche Tohmatsu effective April 22, 2002, as indicated in their report, which expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock”, on January 1, 2002 and the reconciliation to accounting principles generally accepted in the United States of America, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

TN Soong & Co and Deloitte & Touche (Taiwan) combined to establish Deloitte & Touche effective June 1, 2003.

The offices of Deloitte & Touche are located at 6th Floor, 2 Prosperity Road I, Science-Based Industrial Park, Hsinchu, ROC.

UNDERWRITING

We, the selling shareholder and the underwriters for this offering named below have entered into an underwriting agreement with respect to the ADSs being offered both within and outside the United States. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the joint bookrunners for this offering, are the representatives of the underwriters. The address of Goldman, Sachs & Co. is 85 Broad Street, New York, New York 10004. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is North Tower, World Financial Center, New York, New York, 10281.

Underwriters	Number of ADSs
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	100,000,000

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder.

Paid by the selling shareholder
Per ADS	US$
Total	US$

Total expenses for this offering are estimated to be approximately US$4.5 million, including depositary bank fees and expenses of approximately US$2.0 million, registration fees of US$90,568, printing fees of approximately US$70,000, legal fees of approximately US$700,000 and accounting fees of approximately US$700,000. The underwriters have agreed to reimburse us for or pay on our behalf the fees and expenses we incur in connection with this offering, and will also bear their own expenses and certain expenses of the selling shareholder in connection with this offering.

ADSs sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$         per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$         per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the Securities and Exchange Commission. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, registered broker-dealers, shall make offers and sales in the United States.

The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares or ADSs as a part of the distribution of the shares and ADSs. The underwriters also have agreed that they may sell shares and ADSs among themselves.

The selling shareholder and the Development Fund have agreed, with certain exceptions, during the period beginning from the date of this prospectus to and including the date 180 days after the date of this prospectus, with respect to the selling shareholder, and 90 days after the date of this prospectus, with respect to the Development Fund, not to, and not to announce an intention to, offer, sell, contract to sell or otherwise dispose of, or file a representation statement or similar document relating to, ADSs or common shares or any security convertible into or exchangeable for common shares or ADSs or other instruments representing interests in or the right to receive ADSs or common shares or any securities substantially similar thereto, without the prior written consent of representatives of the underwriters.

We have also agreed, during the period beginning from the date of this prospectus to and including the date 90 days after the date of this prospectus, not to, and not to announce an intention to, issue any common shares, including common shares represented by ADSs (other than pursuant to employee stock option plans that we may adopt or any common shares to be issued as an annual dividend or annual bonus to directors, supervisors and employees which is approved by our shareholders), without the prior written consent of representatives of the underwriters. Although we have no current plans to make any such issuance during this 90-day period, we are not precluded from issuing any securities that are convertible into or exchangeable for, or that represent the right to receive, our common shares. See “Common Shares Eligible for Future Sale” for a discussion of material transfer restrictions.

Prior to the expiry of a period of six months from the closing date of the issuance of the ADSs, no ADSs may be offered or sold to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received in connection with the issue or sale of any ADSs may only be communicated or caused to be communicated in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to our company or the selling shareholder. All applicable provisions of the Financial Services and Markets Act 2000 and the Public Offers of Securities Regulations 1995 with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom must be complied with.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant laws and regulations of Japan.

The ADSs may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289, of Singapore (the “Securities and Futures Act”), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Any ADSs that are offered, as part of their initial distribution or by way of re-offering, in The Netherlands shall, in order to comply with the Netherlands Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995), only be offered, and such an offer shall only be announced in writing (whether electronically or otherwise), to individuals or legal entities in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities (together, “Professional Investors”)), provided that in the offer and in any documents or advertisements in which a forthcoming offering of such ADSs is publicly announced (whether electronically or otherwise) it is stated that such offer is and will be exclusively made to such Professional Investors.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

The ADSs may not be offered or sold, directly or indirectly, in the Republic of China.

In connection with this offering, the underwriters may, subject to applicable laws and regulations, purchase and sell the ADSs or shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares or ADSs than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares and ADSs while the offering is in progress.

The underwriters also may, subject to applicable laws and regulations, impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a representative of the underwriters has repurchased shares or ADSs sold by or for the account of that underwriter in stabilizing or covering short transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares or ADSs. As a result, the price of the shares or ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Purchasers of the ADSs offered in this offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in this offering being made outside of the United States, to persons located in the United States.

A prospectus in electronic format may be made available on the Web sites maintained by the underwriter or one or more securities dealers. The underwriter may agree to allocate a number of ADSs for sale to its online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriter to securities dealers who resell ADSs to online brokerage account holders.

The underwriters have engaged in, and may in the future engage in, investment banking activities and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan and US Dollars, Except Shares and Par Value)

		June 30
	Notes	2002	2003	2003
		NT$	NT$	US$
		(Unaudited)		(Note 4)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2, 5	72,395.5	72,084.7	2,082.8
Short-term investments	2, 6	213.2	4,065.7	117.5
Receivables — net	2, 7	20,468.4	24,871.9	718.6
Receivable from related parties	21	347.8	687.9	19.9
Inventories — net	2, 8	12,960.0	12,639.4	365.2
Deferred income tax assets — net	2, 17	4,571.4	3,424.1	98.9
Prepaid expenses and other current assets	21, 24	3,126.0	2,560.3	74.0

Total current assets		114,082.3	120,334.0	3,476.9

LONG-TERM INVESTMENTS	2, 9, 19	10,727.7	11,091.0	320.5

PROPERTY, PLANT AND EQUIPMENT — NET	2, 10, 13, 21	242,616.7	221,691.6	6,405.4

GOODWILL	2	10,531.8	9,484.5	274.0

OTHER ASSETS
Deferred income tax assets — net	2, 17	12,005.4	9,207.6	266.0
Deferred charges — net	2, 11	5,431.0	8,794.4	254.1
Refundable deposits	21	599.7	398.5	11.5
Idle assets	2	51.3	154.3	4.5
Assets leased to others	2	88.7	85.8	2.5
Miscellaneous		27.8	25.5	0.7

Total other assets		18,203.9	18,666.1	539.3

TOTAL ASSETS		396,162.4	381,267.2	11,016.1

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan and US Dollars, Except Shares and Par Value)

		June 30
	Notes	2002	2003	2003
		NT$	NT$	US$
		(Unaudited)		(Note 4)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	12	536.9	553.8	16.0
Payable to related parties	21	1,827.9	2,552.5	73.8
Accounts payable		5,705.0	5,587.6	161.4
Payable to contractors and equipment suppliers		17,146.0	6,668.4	192.7
Accrued expenses and other current liabilities	24	7,723.1	8,674.1	250.6
Current portion of long-term liabilities	13	9,000.0	6,922.7	200.0

Total current liabilities		41,938.9	30,959.1	894.5

LONG-TERM LIABILITIES
Long-term bank loans	13	19,463.6	9,276.0	268.0
Long-term bonds payable	14	35,000.0	35,000.0	1,011.3
Other long-term payables	15	1,470.0	3,921.5	113.3

Total long-term liability		55,933.6	48,197.5	1,392.6

OTHER LIABILITY
Accrued pension cost	2, 16	2,050.0	2,433.1	70.3
Guarantee deposits	23	6,622.2	1,225.8	35.4
Deferred gain on sales and leaseback	2	191.5	38.3	1.1
Others		156.8	59.7	1.7

Total other liabilities		9,020.5	3,756.9	108.5

COMMITMENTS AND CONTINGENCIES	23
MINORITY INTEREST IN SUBSIDIARIES	2	104.9	92.1	2.7

SHAREHOLDERS’ EQUITY	2, 19
Capital stock — NT$10 par value
Authorized: 24,600,000,000 shares
Issued:
Preferred — 1,300,000,000 shares		13,000.0	—	—
Common — 18,622,886,745 shares		186,228.9	186,228.9	5,380.8
To be issued: 1,643,732,239 shares	19	—	16,437.3	474.9
Capital surplus	2, 3, 19	57,004.8	56,840.8	1,642.3
Retained earnings		35,079.3	39,929.2	1,153.7
Unrealized loss on long-term investments	2	—	(8.0)	(0.2)
Cumulative translation adjustments	2	(233.8)	755.4	21.8
Treasury stock — 42,001,461 shares in 2002, and 41,961,461 shares in 2003	2, 3, 20	(1,914.7)	(1,922.0)	(55.5)

Total shareholders’ equity		289,164.5	298,261.6	8,617.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		396,162.4	381,267.2	11,016.1

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In Millions of New Taiwan and US Dollars, Except Shares and Earnings Per Share)

		Six Months Ended June 30
		2002	2003
		NT$	NT$	US$
		(Unaudited)		(Note 4)
NET SALES	2, 7, 21, 25	80,266.9	89,695.1	2,591.6
COST OF SALES	21	50,823.4	60,733.9	1,754.8

GROSS PROFIT		29,443.5	28,961.2	836.8

OPERATING EXPENSES
Research and development	21	5,237.1	5,589.2	161.5
General and administrative	21	3,443.8	3,794.6	109.6
Marketing	2, 7	1,090.0	1,470.2	42.5

Total operating expenses		9,770.9	10,854.0	313.6

INCOME FROM OPERATIONS		19,672.6	18,107.2	523.2

NON-OPERATING INCOME
Gain on sales of short-term investments — net	2	79.2	1,786.3	51.6
Interest		520.9	402.4	11.6
Gain on sales of property, plant, and equipment	2	250.8	295.8	8.6
Technical service income	21, 23	84.4	76.5	2.2
Gain on sales of long-term investments — net	2	—	4.5	0.1
Royalty income	21	322.9	—	—
Premium income from option contracts — net	2, 24	11.8	—	—
Others		192.6	318.5	9.2

Total non-operating income		1,462.6	2,884.0	83.3

NON-OPERATING EXPENSES
Loss on sales of and provision for loss on property, plant and equipment	2	94.8	1,663.8	48.1
Interest	10, 24	1,363.9	1,146.8	33.1
Investment loss recognized by equity method — net	2, 9	957.6	701.7	20.3
Permanent loss on long-term investments — net	2	378.4	312.9	9.0
Casualty loss — net	2	117.5	—	—
Foreign exchange loss — net	2, 24	60.4	246.9	7.1
Premium expenses from option contracts — net	2, 24	—	96.7	2.8
Loss on sales of long-term investments — net	2	37.9	—	—
Others		87.3	23.5	0.7

Total non-operating expenses		3,097.8	4,192.3	121.1

INCOME BEFORE INCOME TAX AND MINORITY INTEREST		18,037.4	16,798.9	485.4
INCOME TAX EXPENSE	2, 17	2,151.3	712.3	20.6

INCOME BEFORE MINORITY INTEREST		15,886.1	16,086.6	464.8
MINORITY INTEREST IN LOSS OF SUBSIDIARIES	2	11.2	1.2	—

NET INCOME		15,897.3	16,087.8	464.8

BASIC AND DILUTED EARNINGS PER SHARE	2, 21
Before income tax and minority interest		0.88	0.82	0.02

Net income		0.77	0.79	0.02

BASIC AND DILUTED EARNINGS PER EQUIVALENT ADS	2
Before income tax and minority interest		4.40	4.11	0.12

Net income		3.87	3.93	0.11

BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	2, 20	20,220,853,000	20,221,270,000

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Millions of New Taiwan Dollars Except Shares and Par Value)

	Capital Stock (NT$10 Par Value)									Unrealized Gain (Loss) on Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total Shareholders’ Equity
	Authorized Shares	Preferred Stock		Common Stock		To Be Issued		Capital Surplus	Retained Earnings
		Shares	Amount	Shares	Amount	Shares	Amount
			NT$		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2002	24,600,000,000	1,300,000,000	13,000.0	16,832,553,051	168,325.6	—	—	57,128.4	37,507.5	—	1,228.7	—	277,190.2
Appropriations of prior year’s earnings
Bonus to employees — stock	—	—	—	107,078,388	1,070.8	—	—	—	(1,070.8)	—	—	—	—
Cash dividends — preferred shares	—	—	—	—	—	—	—	—	(455.0)	—	—	—	(455.0)
Stock dividends — 10%	—	—	—	1,683,255,306	16,832.5	—	—	—	(16,832.5)	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	(133.8)	—	—	—	(133.8)
Net income in 2002	—	—	—	—	—	—	—		15,897.3	—	—	—	15,897.3
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings		—	—	—	—	—	—	(166.5)	166.5	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	—	—	—	—	—	(0.1)	0.1	—	—	—	—
Unrealized loss on long-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(1,462.5)	—	(1,462.5)
Reclassification of parent company stock held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	—	—	—	—	—	(1,914.7)	(1,914.7)
Capital surplus from gain on sale of treasury stock	—	—	—	—	—	—	—	43.0	—	—	—	—	43.0

BALANCE, JUNE 30, 2002	24,600,000,000	1,300,000,000	13,000.0	18,622,886,745	186,228.9	—	—	57,004.8	35,079.3	—	(233.8)	(1,914.7)	289,164.5

BALANCE, JANUARY 1, 2003	24,600,000,000	1,300,000,000	13,000.0	18,622,886,745	186,228.9	—	—	57,004.8	40,792.2	(194.3)	945.1	(1,923.5)	295,853.2

Appropriations of prior year’s earnings
Bonus to employees — stock	—	—	—	—	—	153,901,299	1,539.0	—	(1,539.0)	—	—	—	—
Cash dividends — preferred shares	—	—	—	—	—	—	—	—	(455.0)	—	—	—	(455.0)
Stock dividends — 8%	—	—	—	—	—	1,489,830,940	14,898.3	—	(14,898.3)	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	(58.5)	—	—	—	(58.5)
Net income for the six months ended June 30, 2003	—	—	—	—	—	—	—	—	16,087.8	—	—	—	16,087.8
Redemption and retirement of preferred stock	—	(1,300,000,000)	(13,000.0)	—	—	—	—	—	—	—	—	—	(13,000.0)
Reversal of unrealized loss on long-term investment of subsidiaries	—	—	—	—	—	—	—	—	—	20.6	—	—	20.6
Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	—	—	165.7	—	—	165.7
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	—	—	—	(164.4)	—	—	—	—	(164.4)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(189.7)	—	(189.7)
Sale of treasury stock	—	—	—	—	—	—	—	0.4	—	—	—	1.5	1.9

BALANCE, JUNE 30, 2003	24,600,000,000	—	—	18,622,886,745	186,228.9	1,643,732,239	16,437.3	56,840.8	39,929.2	(8.0)	755.4	(1,922.0)	298,261.6

BALANCE, JUNE 30, 2003 (in millions of US$)			—		5,380.8		474.9	1,642.3	1,153.7	(0.2)	21.8	(55.5)	8,617.8

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan and US Dollars)

	Six Months Ended June 30
	2002	2003
	NT$	NT$	US$
	(Unaudited)		(Note 4)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	15,897.3	16,087.8	464.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,450.8	34,586.1	999.3
Deferred income taxes	2,019.1	543.3	15.7
Investment loss recognized by equity method — net	957.6	701.7	20.3
Loss (gain) on sales of long-term investments — net	37.9	(4.5)	(0.1)
Permanent loss on long-term investments	378.4	312.9	9.0
Loss (gain) on sales of and provision for loss on property, plant and equipment — net	(156.0)	1,368.0	39.5
Pension cost accrued	193.4	221.5	6.4
Allowance for doubtful receivables	72.6	47.1	1.4
Allowance for sales returns and others	755.4	(294.9)	(8.5)
Minority interest in loss of subsidiaries	(11.2)	(1.2)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Forward exchange contract receivable	(1,128.1)	183.1	5.3
Receivables	(4,844.2)	(8,338.7)	(240.9)
Receivable from related parties	146.9	(248.3)	(7.2)
Inventories — net	(3,131.7)	(1,437.9)	(41.5)
Prepaid expenses and other current assets	951.6	522.2	15.1
Increase (decrease) in:
Payable to related parties	779.6	776.3	22.4
Accounts payables	4,307.1	449.0	13.0
Forward exchange contract payables	(306.5)	143.0	4.1
Accrued expenses and other current liabilities	1,013.7	420.2	12.1

Net cash provided by operating activities	48,383.7	46,036.7	1,330.2

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments — net	(708.9)	(3,816.8)	(110.3)
Acquisitions of:
Long-term investments	(2,114.8)	(1,262.7)	(36.5)
Property, plant and equipment	(17,248.2)	(16,261.9)	(469.9)
Proceeds from sales of:
Long-term investments	70.6	15.5	0.4
Property, plant and equipment	440.0	132.4	3.8
Increase in restricted cash	(15.5)	(1.0)	—
Increase in deferred charges	(1,422.3)	(711.2)	(20.5)
Decrease in refundable deposits	194.6	158.7	4.6
Decrease (increase) in other assets — miscellaneous	(0.5)	9.3	0.3
Decrease in minority interest in subsidiaries	(75.7)	(2.2)	(0.1)

Net cash used in investing activities	(20,880.7)	(21,739.9)	(628.2)

(Continued)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan and US Dollars)

	Six Months Ended June 30
	2002	2003
	NT$	NT$	US$
			(Note 4)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of:
Short-term bank loans	203.0	—	—
Long-term bonds	15,000.0	—	—
Payments on:
Short-term bank loans	(5,745.2)	(173.1)	(5.0)
Long-term bonds	—	(4,000.0)	(115.6)
Long-term bank loans	(2,013.5)	(1,736.4)	(50.2)
Decrease in guarantee deposits and other liabilities	(590.5)	(169.2)	(4.9)
Redemption of preferred stock	—	(13,000.0)	(375.6)
Cash dividends paid on preferred stock	(455.0)	(455.0)	(13.1)
Remuneration to directors and supervisors	(133.8)	(58.5)	(1.7)

Net cash provided by (used in) financing activities	6,265.0	(19,592.2)	(566.1)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,071.2	(410.1)	(11.8)

NET INCREASE IN CASH AND CASH EQUIVALENTS	34,839.2	4,294.5	124.1
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	37,556.3	67,790.2	1,958.7

CASH AND CASH EQUIVALENTS, END OF PERIOD	72,395.5	72,084.7	2,082.8

SUPPLEMENTAL INFORMATION
Interest paid (excluding the amounts capitalized)	498.8	872.7	25.2
Income tax paid	176.2	27.9	0.8
Noncash investing and financing activities:
Transfer from long-term investments to short-term investments	—	93.2	2.7
Current portion of long-term liabilities	9,000.0	6,922.7	200.0
Reclassification of parent company stock held by subsidiaries from short/ long-term investments to treasury stock	1,914.7	(1.4)	—

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (TSMC), a Republic of China (ROC) corporation, was incorporated as a venture among the government of the ROC, acting through the Development Fund of the Executive Yuan, Koninklijke Philips Electronics N.V. and certain of its affiliates (Philips), and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange in the form of American Depositary Shares.

TSMC is engaged mainly in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

TSMC has five direct wholly-owned subsidiaries, namely, TSMC North America (TSMC-North America), Taiwan Semiconductor Manufacturing Company Europe B.V (TSMC-Europe), TSMC Japan K. K. (TSMC-Japan), TSMC International Investment Ltd. (TSMC International) and TSMC Partners Ltd. (TSMC Partners). In addition, TSMC also has a 99.5% owned subsidiary, Emerging Alliance Fund, LP (Emerging Alliance), and two 36% owned affiliates, Chi Cherng Investment Co., Ltd. (Chi Cherng, which is 36% owned by TSMC and 64% owned by Hsin Ruey Investment Co., Ltd.) and Hsin Ruey Investment Co., Ltd. (Hsin Ruey, which is 36% owned by TSMC and 64% owned by Chi Cherng). TSMC International has two wholly-owned subsidiaries, TSMC Development, Inc. (TSMC Development) and TSMC Technology, Inc. (TSMC Technology), and two 97%-owned subsidiaries, InveStar Semiconductor Development Fund, Inc. (InveStar) and InveStar Semiconductor Development Fund, Inc. (II) LDC (InveStar II). TSMC Development has an approximately 100% owned subsidiary, WaferTech, LLC (WaferTech).

The following diagram presents information regarding the relationship and ownership percentages among TSMC and its subsidiaries as of June 30, 2003:

TSMC-North America is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC-Europe, TSMC-Japan, TSMC Development and TSMC Technology are engaged mainly in marketing and engineering support activities. TSMC Partners, Chi Cherng and Hsin Ruey are engaged in investments. TSMC International is engaged in investing in companies involved in design, manufacture, and other related business in the semiconductor industries. Emerging Alliance, InveStar and InveStar II are engaged in investing in new start-up companies in the fields of high technology. WaferTech is engaged in the manufacturing, selling, testing and designing of integrated circuits and other semiconductor devices.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

TSMC consolidates the accounts of all majority (directly and indirectly) owned subsidiaries. The consolidated financial statements include, as of and for the six months ended June 30, 2002 and 2003, the accounts of TSMC, TSMC-North America, TSMC-Europe, TSMC-Japan, TSMC Partners, Emerging Alliance, Chi Cherng, Hsin Ruey and TSMC International and its subsidiaries, InveStar, InveStar II, TSMC Development (including WaferTech) and TSMC Technology. TSMC and the foregoing subsidiaries are hereinafter referred to collectively as the “Company”. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

TSMC’s investees Hsin Ruey, Chi Hsin Investment Co., Ltd. (Chi Hsin) and Kung Cherng Investment, Co., Ltd. (Kung Cherng) were merged on October 30, 2002, with Hsin Ruey as the surviving company. In addition, TSMC’s investees Chi Cherng, Cherng Huei Investment, Co., Ltd. (Cherng Huei) and Po Cherng Investment Co., Ltd. (Po Cherng) were merged on October 30, 2002, with Chi Cherng as the surviving company. The mergers were accounted for as combinations of entities under common control. Chi Hsin, Kung Cherng, Cherng Huei and Po Cherng were consolidated entities as of and for the six months ended June 30, 2002.

Minority interests in Emerging Alliance (0.5%), InveStar (3%), InveStar II (3%) and WaferTech (0.008% in 2002 and 0.004% in 2003) are presented separately in the consolidated financial statements.

Classification of current and non-current assets and liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments are carried at the lower of cost or market value. The costs of investments sold are determined by the specific identification method.

Allowances for Doubtful Receivables

Allowances for doubtful receivables are provided based on a review of the collectibility of accounts receivable. We determine the amount of allowance for doubtful accounts by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The four criteria that we use to recognize revenue are the existence of evidence of a contractual arrangement, whether delivery or performance has occurred, whether the selling price is fixed or determinable and whether collectibility is reasonably assured. Allowance for sales returns and

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

others is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using fair value taking into account related sales discounts agreed to by the Company and customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts.

Long-term Investments

Investments in shares of stock of companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method. The Company’s proportionate share in the net income or net loss of investee companies is recognized as a component of the “Investment income/loss recognized by equity method — net” account. When acquiring shares of stock, the difference between the cost of investment and the Company’s proportionate share of the investee’s net book value is amortized using the straight-line method over five years and is also recorded as a component of the “investment income/loss recognized by equity method — net”. The Company adopted ROC Statement of Financial Accounting Standards (SFAS) No. 30, “Accounting for Treasury Stock”, on January 1, 2002. SFAS No. 30 requires a parent company to reclassify its capital stock held by its subsidiaries from short/long-term investments to treasury stock.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to the “capital surplus” as well as the “long-term investments” accounts. In the event an investee uses its capital surplus (excluding reserve for asset revaluation) to offset its accumulated deficit, the Company will also record a corresponding entry equivalent to its proportionate share of the investee’s adjustment.

Other stock investments are accounted for using the cost method. Cash dividends are recognized as income in the year received but are accounted for as reductions in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized neither as investment income nor as increases in long-term investment but are recorded only as increases in the number of shares held. An allowance is recognized for any decline in the market value of investments using quoted market prices with the corresponding amount charged to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The carrying values of investments with no quoted market price are reduced to reflect an other than temporary decline in their values, with the related impairment loss charged to income.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in foreign mutual funds are stated at the lower of cost or net asset value (NAV). An allowance is recognized when the cost of the funds are lower than their net asset values, with the corresponding amount debited to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

Investment in convertible notes and stock purchase warrants are carried at cost.

The costs of investments sold are determined using the weighted-average method.

If an investee company recognizes an unrealized loss on a long-term investment based on the lower-of-cost-or-market method, the Company recognizes a corresponding unrealized loss in proportion to its equity interest and records the amount as a component of its own shareholders’ equity.

Gains or losses on transactions with investee companies wherein the Company owns at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to the ownership percentage until realized through a transaction with a third party. The entire amount of gains or losses on sales to majority-owned subsidiaries are deferred until such gains or losses are realized through the subsequent sale of the related products to third parties. Gains or losses from sales by investee companies to the Company are deferred in proportion to the ownership percentage until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When impairment loss occurs, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Property, plant and equipment covered by agreements qualifying as capital leases are carried at the lower of the present value of future minimum rent payments or the market value of the property at the inception dates of the leases. The effective interest method is used to allocate each lease payment between principal and interest expense.

Depreciation is computed using the straight-line method over the estimated service lives, which range as follows: Land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 5 to 10 years; and office equipment — 3 to 7 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, and any gain or loss is charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Charges

Deferred charges consist of software and system design costs, technology know-how, bond issuance costs and financing costs, and technology license fees. The amounts are amortized as follows: Software and system design costs — 3 to 5 years; technology know-how — 5 years; bond issuance costs and financing costs — the term of the bonds or the related line of credit; technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension Costs

Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gain/loss are amortized over 25 years.

Deferred Gain on Sale and Leaseback

The gain on the sale of property that is simultaneously leased back is deferred by the Company. This deferred gain on sale and leaseback transactions is amortized as follows: (a) operating leases — adjustment of rental expenses over the term of the leases and (b) capital leases — adjustment of depreciation expenses over the estimated useful life of the property or the term of the lease, whichever is shorter.

Casualty Loss

Casualty losses mainly caused from the March 31, 2002 earthquake are recorded when incurred and any insurance recoveries are recorded when probable up to the amount of the loss. Recoveries in excess of the amount of the loss are recorded when realized.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits and operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as current or non-current based on the expected length of time before it is realized.

Any tax credits arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, marketing expenses for international branding and investments in important technology-based enterprises are recognized using the current method.

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

As of January 1, 1998, income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval, which is usually the year subsequent to the year incurred.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, investments and deposits. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institution. The Company’s sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars. One customer’s revenue represented 24% and 16% of the consolidated revenue for the six months ended June 30, 2002 and 2003, respectively. The Company routinely assesses the financial strength of substantially all customers. The financial condition of the counter-party to investments and guarantee deposits is assessed by management on a regular basis.

Foreign Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, foreign currency assets and liabilities are revalued at the prevailing exchange rate with the resulting gain or loss recognized in current operations.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date and the resulting differences are recognized and charged to income. Also, the receivables and payables related to the forward contract are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

Translation of Foreign Currency Financial Statements

ROC SFAS No. 14, “Accounting for Foreign Currency Transactions,” applies to foreign subsidiaries that use the local foreign currency as its functional currency. The financial statements

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Reclassification

Certain accounts in the financial statements as of and for the six months ended June 30, 2002 have been reclassified to conform to the financial statements as of and for the six months ended June 30, 2003.

Earnings Per Share

Earnings per share is calculated by dividing net income by the average number of shares outstanding in each period, adjusted retroactively to the beginning of the year for stock dividends and stock bonuses issued subsequently. Earnings per equivalent American Depository Share (ADS) is calculated by multiplying earnings per share by five (one ADS represents five common shares).

3.	NEW ACCOUNTING PRONOUNCEMENTS

In accordance with the ROC SFAS No. 30, “Accounting for Treasury Stock”, and other relevant regulations from the ROC Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by subsidiaries from short/long-term investments to treasury stock. The reclassification is based on the carrying value recorded by the Company’s subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in the decrease of long-term investments and the increase of treasury stock by NT$1,922,049 thousand as of June 30, 2003, and the decrease in net income for the six months ended June 30, 2003 by NT$255,016 thousand.

4.	US DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, US dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the noon buying rate in The City of New York for cable transfers in New Taiwan dollars as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2003, which was NT$34.61 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

5.	CASH AND CASH EQUIVALENTS

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Cash and bank deposits	71,097.7	69,051.9
Government bonds acquired under repurchase agreements	1,297.8	3,032.8

	72,395.5	72,084.7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	SHORT-TERM INVESTMENTS

	June 30
	2002	2003
	NT$	NT$
	(Unaudited) (In Millions)
Government bonds	—	3,054.1
Listed stocks-carry value	213.2	1,011.6

	213.2	4,065.7

Market value	2,894.2	5,325.0

The market values of listed stocks and government bonds as of June 30, 2002 and 2003 were based on the average closing price and the daily volume-weighted average yield/price conversion of Gre Tai Securities Market, respectively.

7.	RECEIVABLES — NET

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Notes receivable	124.5	13.5
Accounts receivable	24,854.0	27,916.2

	24,978.5	27,929.7
Less — allowance for doubtful receivables	(1,173.1)	(980.1)
Less — allowance for sales returns and others	(3,337.0)	(2,077.7)

	(4,510.1)	(3,057.8)

	$20,468.4	$24,871.9

The changes in the allowances are summarized as follows:

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Allowance for doubtful receivables
Balance, beginning of the period	1,100.5	933.0
Additions	88.6	48.4
Deductions	(16.0)	(1.3)

Balance, end of the period	1,173.1	980.1

Allowance for sales returns and others
Balance, beginning of the period	2,581.6	2,372.5
Additions	2,002.9	1,817.8
Deductions	(1,247.5)	(2,112.6)

Balance, end of the period	3,337.0	2,077.7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	INVENTORIES — NET

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Finished goods	1,774.1	1,967.8
Work in process	10,951.7	11,439.1
Raw materials	530.7	526.7
Supplies and spare parts	1,040.2	950.0

	14,296.7	14,883.6
Less — inventory reserve	(1,336.7)	(2,244.2)

	12,960.0	12,639.4

The changes in inventory reserve are summarized as follows:

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Balance at beginning of the period	1,191.8	1,736.3
Additions	2,418.2	2,656.3
Write-offs	(2,273.3)	(2,148.4)

Balance at end of the period	1,336.7	2,244.2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	LONG-TERM INVESTMENTS
	June 30
	2002		2003
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
	(Unaudited)
	(In Millions)
Equity method:
Publicly traded stock
Vanguard International Semiconductor Corporation (VIS)	3,102.9	25	3,848.0	28
Non-publicly traded stock
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	3,449.3	32	2,609.9	32
Global UniChip Corp. (GUC)	—	—	387.4	47

	6,552.2		6,845.3

Cost method:
Common stock
Publicly traded stock
Amkor Technology, Inc.	280.7	—	280.7	—
Monolithic System Technology, Inc.	104.3	2	104.3	2
Taiwan Mask Corp.	32.1	2	32.1	2
Non-publicly traded stock
United Gas Co., Ltd.	193.6	11	193.6	11
Global Testing Corp. (GTC)	180.0	10	180.0	10
Global Investment Holding	102.9	6	106.1	6
Shin-Etsu Handotai Co., Ltd.	105.0	7	105.0	7
EoNEX Technologies, Inc.	—	—	103.6	6
Hong Tung Venture Capital	150.0	10	83.9	10
Procoat Technology, Inc.	65.1	12	67.5	12
Goyatek Technology, Inc.	—	—	62.1	8
W.K. Technology, Fund IV	50.0	2	50.0	2
RichTek Technology Corp.	44.1	10	47.0	9
Advanced Power Electronics Corp.	46.8	6	46.8	6
Auden Technology MFG. Co., Ltd.	37.4	4	38.8	4
Conwise Technology Corp. Ltd.	—	—	33.6	14
Eon Technology, Inc.	—	—	33.6	10
TrendChip Technologies Corp.	—	—	30.0	5
Programmable Microelectronics (Taiwan) Corp.	59.1	4	20.8	5
ChipStrate Technology, Inc.	10.5	9	10.5	9
Signia Technologies, Inc.	—	—	10.5	10
eChannel Option Holding, Inc.	—	—	8.7	6
GeoVision, Inc.	4.4	2	4.5	2
Capella Microsystems Inc.	4.5	2	3.0	2
Elcos Microdisplay Technology, Ltd.	—	—	0.9	2
Divio, Inc.	0.1	—	0.1	—
EmpowerTel Networks, Inc.	1.2	1	—	—
Equator Technologies, Inc.	3.0	—	—	—
3DFX Interactive, Inc.	10.0	—	—	—

	1,484.8		1,657.7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	June 30
	2002		2003
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
	(Unaudited)
	(In Millions)
Preferred stock
Non-publicly traded stock
Sonics, Inc.	221.9	10	228.9	10
Tropian, Inc.	145.4	5	150.0	5
Reflectivity, Inc.	67.1	6	145.1	14
Monolithic Power Systems, Inc.	132.3	16	136.6	16
Atheros Communications, Inc.	120.6	3	124.3	3
Elcos Microdisplay Technology	—	—	121.1	16
Memsic, Inc.	102.7	24	105.9	22
Ikanos Communication	50.3	3	89.0	3
Pixim, Inc.	83.9	3	82.4	3
Quicksilver Technology, Inc.	139.3	30	81.0	4
Kilopass Technology, Inc.	—	—	69.2	19
Fang Tek, Inc.	—	—	69.2	44
NanoAmp Solutions, Inc.	62.2	4	64.1	4
NetLogic Microsystems	62.1	1	64.0	1
Alchip Technologies Ltd.	—	—	58.9	24
Newport Opticom, Inc.	73.9	15	55.4	16
Ralink Technologies, Inc.	50.3	7	52.1	5
SiRF Technology Holdings, Inc.	49.1	1	50.7	1
OEpic, Inc.	83.9	7	45.6	8
Advanced Analogic Technology, Inc.	42.3	2	43.6	2
Integrated Memory Logic, Inc.	60.7	12	42.2	12
Axiom Microdervices, Inc	—	—	34.7	5
Optichron	—	—	34.7	6
Litchfield Communications	33.6	6	34.6	6
Accelerant Networks	33.6	1	34.6	1
Quake Technology	33.6	1	34.6	1
IP Unity	—	—	34.0	2
Match Lab, Inc.	58.7	11	30.2	11
LightSpeed Semiconductor Corp.	102.8	3	28.7	2
Silicon Data, Inc.	33.6	7	26.0	7
XHP Microsystem	—	—	26.0	6
Angstron Systems, Inc.	25.2	7	26.0	2
Iridigm Display	16.8	2	17.4	2
Mosaic Systems	16.8	6	17.4	6
Zenesis Technologies	16.8	4	17.4	4
Divio, Inc.	16.8	4	17.3	3
Capella Miscrosystems, Inc.	77.1	9	12.0	9
Incentia Design Systems, Inc.	16.8	2	11.8	2
Sensory, Inc.	41.9	5	10.8	5
Oridus, Inc. (CreOsys, Inc.)	50.3	8	10.4	8
Signia Technologies, Inc.	75.5	22	—	—
LeadTONE Wireless, Inc.	5.8	4	4.5	6
eBest!, Inc.	—	—	2.8	1
FormFactor, Inc.	67.1	1	—	—
HiNT Corp.	33.6	5	—	—
Equator Technologies, Inc.	95.3	2	—	—

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	June 30
	2002		2003
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
	(Unaudited)
	(In Millions)
EmpowerTel Networks, Inc.	17.2	7	—	—
Rise Technology Company	50.3	3	—	—
OmegaBand, Inc. (Seagull Semiconductor, Inc.)	10.2	4	—	—

	2,477.4		2,345.2

Bonds
Rise Technology Co.	10.0	—	—	—

	10.0		—

Funds
Horizon Ventures	160.6	—	195.4	—
Crimson Asia Capital	39.5	—	47.4	—

	200.1		242.8

Equity certificate
OEpic, Inc.	—	—	—	—

Warrant
eBest!, Inc.	3.2	—	—	—

	10,727.7		11,091.0

On January 4, 2003, TSMC purchased 52% of the outstanding shares of GUC for NT$341.2 million (US$9.8 million). On February 26, 2003, GUC issued new shares and TSMC purchased 6,500 thousand of these new shares for NT$ 68.7 million. As a result, its ownership in GUC decreased from 52% to 47%.

The investment losses of the equity-method investee companies consist of the following:

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
VIS	274.6	172.4
SSMC	683.0	515.2
GUC	—	14.1

	957.6	701.7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The market value of publicly traded stocks accounted under the cost method was NT$486.6 million and NT$506.6 million as of June 30, 2002 and 2003, respectively.

10.	PROPERTY, PLANT AND EQUIPMENT — NET

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Cost
Land and land improvements	841.3	871.4
Buildings	72,922.8	78,250.2
Machinery and equipment	312,107.4	360,735.4
Office equipment	6,759.9	7,037.8

	392,631.4	446,894.8
Construction in progress	32,522.8	18,601.0

	425,154.2	465,495.8

Accumulated depreciation
Land and improvements	276.2	430.3
Buildings	22,654.8	31,917.0
Machinery and equipment	156,076.3	207,404.7
Office equipment	3,530.2	4,052.2

	182,537.5	243,804.2

	242,616.7	221,691.6

Depreciation expense on property, plant and equipment was NT$28,800.6 million and NT$32,253.9 million in the six months ended June 30, 2002 and 2003, respectively.

Interest expense (before deducting capitalized amounts of NT$48.6 million and NT$2.9 million in the six months ended June 30, 2002 and 2003, respectively) was NT$1,412.5 million and NT$1,149.7 million in the six months ended June 30, 2002 and 2003, respectively. The interest rate used for purpose of calculating the capitalized amount was 5.283% for the six months ended June 30, 2002 and 2003, respectively.

Information on the status of the expansion or construction plans of TSMC’s manufacturing facilities as of June 30, 2003, is as follows:

	Estimated Complete	Accumulated	Actual Date of Starting	Expected Date of Starting
Construction/Expansion Plan	Cost	Expenditures	Operations	Operations
	NT$	NT$
	(Unaudited) (In Millions)
Fab 6	93,932.0	87,699.4	March 2000	—
Fab 12 phase 1	80,318.4	61,581.7	March 2002	—
Fab 14 phase 1	30,411.0	13,690.4	—	second half of 2004 at the earliest

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	DEFERRED CHARGES — NET

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Technology license fees	2,305.0	5,711.4
Software and system design costs	2,876.0	2,956.0
Bond issuance costs and financing costs	152.4	101.7
Technology know-how	76.5	22.5
Others	21.1	2.8

	5,431.0	8,794.4

Amortization expense on deferred charges was NT$1,090.7 million and NT$1,790.4 million for the six months ended June 30, 2002 and 2003, respectively.

As of June 30, 2003, the Company’s estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Year	Amount
NT$
(Unaudited)
(In Millions)
July to December, 2003	1,171.0
2004	2,170.2
2005	1,967.1
2006	1,007.1
2007	508.2
2008 and thereafter	1,970.8

8,794.4

12.	SHORT-TERM BANK LOANS

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Unsecured loans in US dollars:
US$16.0 million, annual interest at 1.9125% and 1.73% in 2002 and 2003, respectively	536.9	553.8

As of June 30, 2003, TSMC provided a NT$1,384.5 million (US$40.0 million) guarantee for the above US$16.0 million loan.

Unused credit lines as of June 30, 2003 aggregated approximately NT$9,930.0 million and US$361.0 million, respectively.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	LONG-TERM BANK LOANS

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Secured loan:
US$440.0 million, repayable by February 2005, US$122.0 million and US$50.0 million was repaid in 2002 and 2003, annual floating interest at 2.515% and 2.015% in 2002 and 2003, respectively	12,752.0	9,276.0
Unsecured loan:
US$200.0 million, repayable by December 2003, annual interest at 2.725% and 1.9125% in 2002 and 2003, respectively	6,711.6	6,922.7

	19,463.6	16,198.7

As of June 30, 2003, all of the loans above were guaranteed by TSMC. In addition, all assets of WaferTech with a carrying amount of approximately NT$20,681.4 million (US$597.5 million) were pledged for the US$440.0 million secured loan. WaferTech is required to be in compliance with certain financial covenants beginning December 31, 2002 under the secured loan. As of June 30, 2003, WaferTech was in compliance with all such financial covenants. Under the unsecured loan, TSMC is required to maintain certain financial covenants which, if violated, could result in the payment of this obligation becoming due prior to the originally scheduled maturity date. These financial covenants require TSMC to, among other things, maintain minimum levels of working capital, earnings before interest, taxes, depreciation and amortization, and net worth. TSMC was in compliance with these financial covenants as of June 30, 2003.

As of June 30, 2003, future minimum principal payments under the Company’s long-term bank loan arrangements are as follows:

Year	Amount
NT$
(Unaudited)
(In Millions)
July to December 2003	6,922.7
2004	—
2005	9,276.0

16,198.7

Unused credit lines for long-term bank loans as of June 30, 2003 aggregated approximately NT$27.5 million and US$172.0 million, respectively.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	BONDS

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Domestic unsecured bonds:
Issued in March 1998 and payable in March 2003 in one lump sum payment, 7.71% annual interest payable semi-annually	4,000.0	—
Issued in October 1999 and payable in October 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	10,000.0	5,000.0
Issued in December 2000 and payable in December 2005 and 2007 in two installments, 5.25% and 5.36% annual interest payable annually, respectively	15,000.0	15,000.0
Issued in January 2002 and payable in January 2007, 2009 and 2012 in three installments, 2.6%, 2.75% and 3% annual interest payable annually, respectively	15,000.0	15,000.0

	44,000.0	35,000.0

As of June 30, 2003, future principal payments under the Company’s bonds are as follows:

Year of Repayment	Amount
NT$
(Unaudited)
(In Millions)
July to December, 2003	—
2004	5,000.0
2005	10,500.0
2006	—
2007	7,000.0
2008 and thereafter	12,500.0

35,000.0

15.	OTHER LONG-TERM PAYABLES

TSMC entered into several license arrangements for certain semiconductor-related patents. Future payments under the agreements as of June 30, 2003 are as follows:

Year	Amount
NT$
(Unaudited)
(In Millions)
July to December, 2003	809.9
2004	1,221.8
2005	983.0
2006	467.3
2007	484.5
2008 and thereafter	1,107.6

5,074.1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	PENSION PLAN

TSMC has a pension plan for all regular employees that provides benefits based on length of service and average monthly salary for the six-month period prior to retirement.

TSMC contributes at an amount equal to 2% of salaries paid every month to a Pension Fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name with the Central Trust of China.

The changes in the Fund and accrued pension cost for the six months ended June 30, 2002 and 2003 are summarized as follows:

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Plan Assets
Balance, beginning of the period	804.4	993.4
Contribution	87.3	91.0
Interest	29.6	20.7
Payment	(5.3)	(3.5)

Balance, end of the period	916.0	1,101.6

Unfunded accrued pension cost
Balance, beginning of the period	1,856.6	2,211.6
Accruals	193.4	221.5

Balance, end of the period	2,050.0	2,433.1

17.	INCOME TAXES

a.	A reconciliation of income tax expense before minority interest at the statutory rate and current income tax expense before income tax credits is shown below:

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Income tax expense based on income before minority interest at statutory rate	4,554.8	4,233.9
Tax-exempt income	(2,665.0)	(2,027.8)
Temporary and permanent differences	235.6	(43.7)

Current income tax expense before income tax credits	2,125.4	2,162.4

The ROC statutory rate for 2002 and 2003 was 25%.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Income tax expense consists of:

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Current income tax expense before income tax credits	2,125.4	2,162.4
Additional 10% tax on the unappropriated earnings	164.7	1,273.5
Income tax credits	(2,163.8)	(3,269.2)
Other income tax	5.9	2.3

Income tax expense	132.2	169.0

Net change in deferred income tax assets (liabilities)
Net operating loss carryfowards	1,854.1	(543.0)
Investment tax credits	(2,268.6)	(2,573.3)
Temporary differences	2,394.8	(1,529.9)
Valuation allowance	38.8	5,189.4

	2,151.3	712.3

c.	Deferred income tax assets (liabilities) consist of the following:

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Current
Investment tax credits	4,547.1	3,320.0
Temporary differences	24.3	104.1

	4,571.4	3,424.1

Noncurrent
Net operating loss	4,264.2	8,395.3
Investment tax credits	21,778.9	25,820.9
Temporary differences	(4,779.8)	(6,845.1)
Valuation allowance	(9,257.9)	(18,163.5)

	12,005.4	9,207.6

d.	Integrated income tax information:

The balances of the imputation credit account (ICA) as of June 30, 2002 and 2003 were NT$2.5 million and NT$14.7 million, respectively.

The actual creditable ratios for 2001 and 2002 were 0.04% and 0.08%, respectively.

e.	All retained earnings generated prior to December 31, 1997 were appropriated as of June 30, 2002.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

f.	As of June 30, 2003, TSMC’s investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiration Year
		NT$	NT$
		(Unaudited)
		(In Millions)
Statute for Upgrading Industries	Purchase of machinery and equipment	4,767.3	1,798.5	2003
		8,210.6	8,210.6	2004
		3,814.4	3,814.4	2005
		4,905.9	4,905.9	2006
		332.3	332.3	2007

		22,030.5	19,061.7

Statute for Upgrading Industries	Research and development expenditures	671.5	376.6	2003
		1,974.3	1,974.3	2004
		3,111.5	3,111.5	2005
		3,322.4	3,322.4	2006
		836.3	836.3	2007

		9,916.0	9,621.1

Statute for Upgrading Industries	Personnel training	16.1	16.1	2003
		43.3	43.3	2004
		28.9	28.9	2005
		27.3	27.3	2006

		115.6	115.6

Statute for Upgrading Industries	Marketing expenses for international branding	0.3	0.3	2003

Statute for Upgrading Industries	Investments in important technology-based enterprise	5.4	—	2003
		203.3	203.3	2004
		138.9	138.9	2005

		347.6	342.2

g.	The sales generated from the following expansion and construction of TSMC’s manufacturing plants are exempt from income tax:

Tax-exemption Period
Construction of Fab 6	2001 to 2004
Construction of Fab 8 — module B	2002 to 2005
Expansion of Fab 2 — modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006

h.	The tax authorities have examined income tax returns of the Company through 1999. However, the Company is contesting the assessment by the tax authority for 1992, 1993,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1996, 1997 and 1998 and believes any additional assessment would not be significant. The Company believes the remaining unused tax credits would be sufficient to offset any additional tax expense that may arise from the assessment.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	Six Months Ended June 30, 2002
	Classified as Cost of Sales	Classified as Operating Expense	Total
	NT$	NT$	NT$
		(Unaudited)
		(In Millions)
Labor cost
Salary	3,987.1	2,179.6	6,166.7
Labor and health insurance	191.4	98.0	289.4
Pension	190.8	97.6	288.4
Other	138.7	130.0	268.7
Depreciation	27,430.8	1,369.8	28,800.6
Amortization	312.9	1,417.3	1,730.2

	32,251.7	5,292.3	37,544.0

	Six Months Ended June 30, 2003
	Classified as Cost of Sales	Classified as Operating Expense	Total
	NT$	NT$	NT$
		(Unaudited)
		(In Millions)
Labor cost
Salary	4,141.3	2,300.9	6,442.2
Labor and health insurance	223.6	115.2	338.8
Pension	207.0	105.9	312.9
Other	114.9	131.7	246.6
Depreciation	31,038.7	1,215.2	32,253.9
Amortization	755.8	1,679.9	2,435.7

	36,481.3	5,548.8	42,030.1

19.	SHAREHOLDERS’ EQUITY

TSMC has issued a total of 485,898 thousand American Depositary Shares (ADS), which trade on the New York Stock Exchange (NYSE), as of September 30, 2003. The total number of common shares represented by all issued ADSs is 2,429,491 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including stock issued for new capital, mergers and the purchase of treasury stock) can be transferred to capital stock as stock dividends.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TSMC’s Articles of Incorporation provide that the following shall be appropriated from annual net income if in excess of any cumulative deficit:

a.	10% legal reserve;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonuses to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d.	Dividends to holders of preferred shares at a 3.5% annual rate, based on the period which the preferred shares have been outstanding. Following the redemption of all of its issued and outstanding preferred shares in May 2003, TSMC amended its Articles of Incorporation on June 3, 2003 to remove the provision for issuance of any future dividends to preferred shareholders as of that date;

e.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends are distributed in shares of common stock or a combination of cash and common stock. Distribution of profits is usually made in the form of a stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statements in the year of shareholder approval.

The appropriation for legal reserve is made until the reserve equals the aggregate par value of TSMC’s outstanding capital stock. The reserve can only be used to offset a deficit or be distributed as a dividend up to half of the reserve balance when the balance has reached 50% of the aggregate par value of the outstanding capital stock of TSMC.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheet (except for the recorded costs of treasury stocks held by subsidiaries), other than the deficit, shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the ROC SFC. The special reserve is allowed to be appropriated when the debit balance of such accounts is reversed.

The appropriations of the earnings of 2001 and 2002 were approved in the shareholders’ meeting on May 7, 2002 and June 3, 2003, respectively. The appropriations and dividend per share are as follows:

	Appropriation of Earnings		Dividend Per Share (NT$)
	For Fiscal Year 2001	For Fiscal Year 2002	For Fiscal Year 2001	For Fiscal Year 2002
	NT$	NT$
	(Unaudited)
	(In Millions)
Legal reserve	1,448.3	2,161.0	—	—
Special reserve	(349.9)	69.0	—	—
Bonus paid to employees-in stock	1,070.8	1,539.0	—	—
Preferred stock dividend-in cash	455.0	455.0	0.35	0.35
Common stock dividend-in stock	16,832.6	14,898.3	1.00	0.80
Remuneration to directors and supervisors-in cash	133.8	58.5	—	—

	19,590.6	19,180.8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The above appropriation of the earnings in fiscal year 2001 and 2002 is consistent with the resolution of the meetings of board of directors on March 26, 2002 and March 4, 2003, respectively. If the above employee bonus and remuneration to directors and supervisors were paid in cash and charged against income for 2001 and 2002, the basic earnings per share for the years ended December 31, 2001 and 2002 would decrease form NT$0.83 to NT$0.76 and NT$1.14 to NT$1.05, respectively. The shares distributed as a bonus to employees represented 0.64% and 0.83% of the Company’s total outstanding common shares as of December 31, 2001 and 2002, respectively.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated as of January 1, 1998. An Imputation Credit Account (ICA) is maintained by TSMC for such income tax and the tax credit allocated to each shareholder.

Preferred Stock

TSMC issued 1,300,000 thousand shares of unlisted Series A — preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under TSMC’s Articles of Incorporation, as amended on June 3, 2003, the Company is no longer authorized to issue preferred stock.

The following are the rights of the preferred shareholders and the related terms and conditions prior to redemption:

Preferred shareholders

a.	are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution; however, the preemptive rights to the assets shall not exceed the issue value of the shares.

d.	have voting rights similar to that of the holders of common shares.

e.	have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company’s related obligations remain the same until the preferred shares are redeemed by the Company.

Employee Stock Compensation

Stock Option Plans

On June 25, 2002, the SFC approved TSMC’s Employee Stock Option Plan (Plan I). Plan I provides option rights with each unit representing one common share of stock to qualified employees of TSMC and its subsidiaries, including TSMC-North America and WaferTech. The option rights are valid for ten years and exercisable at certain percentages subsequent to the

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

second anniversary of issuance. Under the terms of Plan I, stock options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the Taiwan Stock Exchange (TSE) on the date of grant. The maximum number of shares authorized to be granted under Plan I is 100,000 thousand option rights. The options vest 50% two years after the grant date, 75% vest three years after the grant date and 100% vest four years after the grant date. Under Plan I, there were 52,820 thousand option rights that had never been granted, or had been granted but cancelled. These un-granted or cancelled option rights expired on June 25, 2003.

Options are generally exercisable when vested, and unvested options are cancelled and returned to Plan I upon termination of service. If employment is terminated by an option holder voluntarily or by the Company, any vested options must be exercised within 3 months from the employment termination date.

Information with respect to stock option rights activities under Plan I is as follows:

	Outstanding Option Rights
	Number of Option Rights	Range of Weighted Average Exercise Prices
	(In Thousands)	NT$
Balance, January 1, 2003	19,369	51.0~53.0
Options granted	28,411	41.6~58.5
Options cancelled	(600)	41.6~58.5

Balance, June 30, 2003	47,180

The following table sets forth the range of exercise prices, number of options, weighted-average exercise price and remaining contractual life of options outstanding at June 30, 2003:

Range of Exercise Prices (NT$)	Number of Options (in Thousands)	Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)
41.6	6,483	9.68	41.6
51.0	1,075	9.35	51.0
53.0	17,851	9.14	53.0
58.5	21,771	9.93	58.5

41.6-58.5	47,180	9.58	53.9

No options were exercisable as of June 30, 2003.

On September 2, 2003, the Board of Directors approved the 2003 employee stock option plan (2003 Plan). The 2003 Plan has been submitted to the SFC for final approval. The 2003 Plan will provide option rights with each unit representing one common share of stock to qualified employees of TSMC and its subsidiaries. The option rights are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of issuance. Under the terms of the 2003 Plan, stock options are granted at an exercise price equal to the closing price of TSMC’s

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common shares listed on the TSE on the date of grant. The maximum number of shares authorized to be granted is 120,000 thousand option rights. The options vest 50% two years after the grant date, 75% vest three years after the grant date and 100% vest four years after the grant date.

In 1996, WaferTech adopted an Executive Incentive Plan, which was amended in 1997. Under the 1997 amendment, the Board of Directors approved the Senior Executive Incentive Plan and the Employee Incentive Plan (Plan II) under which officers, key employees and non-employee directors may be granted option rights, appreciation rights and/or performance units. As WaferTech is a limited liability company and does not have units of stock, each option right granted pursuant to Plan II provided grantees rights to purchase ownership interests in WaferTech. Plan II provides for a maximum of 15,150 thousand option rights. While WaferTech may grant employees option rights that are exercisable at different times or within different periods, it has generally granted option rights that are exercisable on a cumulative basis in annual installments of 25% each on the first, second, third and fourth anniversaries of the date of grant.

Information with respect to stock option rights activities under Plan II is as follows:

		Outstanding Option Rights
	Option Rights Available for Grant	Number of Option Rights	Exercise Price
	(In Thousands)		US$
Balance, January 1, 2002	4,608	3,062	1.43
Options granted	—	—
Options exercised	(244)	(917)	1.22
Options cancelled	—	(117)	1.93

Balance, June 30, 2002	4,364	2,028

Balance, January 1, 2003	4,824	1,586	1.53
Options exercised	—	(599)	1.33
Options cancelled	129	(129)	1.77

Balance, June 30, 2003	4,953	858

The option rights granted will expire if not exercised at specified dates between May 2006 and June 2011.

WaferTech Buyback Program

In December 2000, WaferTech implemented the Stock Option Buyback Program (Buyback) with its employees. The Buyback program provides employees with the right to sell back all vested stock options and outstanding ownership interests granted prior to January 1, 2001 to WaferTech. The repurchase price for outstanding ownership interests is US$6 per option. The repurchase price for vested stock options is US$6 per option less the exercise price of the option. Unvested option rights continue to vest in accordance with the vesting schedule prescribed under Plan II and can be sold back to WaferTech once vested. As of June 30, 2002 and 2003, WaferTech had repurchased 2,581 thousand and 2,593 thousand outstanding ownership interests at a cost of US$15.5 million and US$15.6 million, respectively.

The difference between the share repurchase price of US$6 and the exercise price is recognized as compensation expense over the vesting period of the option rights. As of June 30, 2002 and 2003, US$6.8 million and US$3.3 million remained as deferred compensation in connection with the stock option buyback program, respectively. For the six months ended June 30, 2002 and

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2003, US$1.6 million and US$0.1 million had been recognized as compensation expense, respectively. Of the 858 thousand shares outstanding as of June 30, 2003, 408 thousand shares have vested and may be resold to the Company.

Stock Appreciation Rights

Effective in December 2000, TSMC-North America adopted a stock appreciation rights program (SAR Plan) whereby employees are entitled to receive cash bonuses based on the appreciation of TSMC stock as quoted by the TSE. As of June 30, 2003, TSMC-North America had approximately 11.4 million stock appreciation rights outstanding, and no employees had elected to exercise their rights. During 2002, benefits under the SAR Plan were replaced by the 2002 Stock Option Plan (Plan I) and, accordingly, TSMC-North America does not intend to provide additional SAR Plan benefits subsequent to the adoption of Plan I.

In December 2000, in conjunction with WaferTech’s Buyback program, WaferTech implemented the Employee Stock Appreciation Incentive Plan (Appreciation). The Appreciation plan is designed to provide employees with a long-term incentive plan that tracks the appreciation of TSMC common stock through stock appreciation rights (SARs). SARs provide each participant the right to receive, upon exercise, an amount in cash from WaferTech that is the excess of the market price of TSMC common stock on the date of exercise over the exercise price on the date of grant. The exercise price is equivalent to the per share price of TSMC common stock on the date of grant as quoted on the Taiwan Stock Exchange. SARs granted prior to March 10, 2001 vest 25% per year for four years and expire five years from the date of grant. In May 2001, the Board of Directors approved a reduction in the vesting period from four years to two years for SARs grants made after March 10, 2001. As of June 30, 2003, WaferTech had granted 11,380,655 SARs under the Appreciation plan at a weighted average exercise price of US$1.75. As of June 30, 2003, there were 4.7 million vested SARs under the Appreciation plan.

Compensation expense is recorded based on the difference between the grant price and market price at the end of each period. This expense is recognized ratably over the vesting period and adjusted based on changes in TSMC’s stock price on TSE. The Company recorded compensation expense of approximately US$0.1 million and US$1.3 million at June 30, 2002 and 2003, respectively.

20.	TREASURY STOCK (COMMON STOCK)

Purpose	Beginning Shares	Increase	Decrease	Ending Shares
	(Shares in Thousands)

Six months ended June 30, 2002

Reclassification of parent company stock held by subsidiaries from short/long-term investment	39,270	3,818	1,087	42,001

Six months ended June 30, 2003

Reclassification of parent company stock held by subsidiaries from short/long-term investment	42,001	—	40	41,961

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proceeds from the sale of treasury stock for the six months ended June 30, 2002 and 2003 were NT$96.5 million and NT$1.9 million, respectively. As of June 30, 2002 and 2003, the book value of the treasury stock was NT$1,914.7 million and NT$1,922.0 million, respectively; the market value was NT$3,120.4 million and NT$2,463.7 million, respectively. Capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders.

21.	EARNINGS PER SHARE

Earnings per share (EPS) are computed as follows:

	Amounts (Numerator)			EPS (NT$)
	Income Before Income Tax And Minority Interest	Net Income	Share (Denominator)	Income Before Income Tax And Minority Interest	Net Income
	NT$	NT$	(Thousands)
	(Unaudited)
	(In Millions)

Six months ended June 30, 2002

Income	18,037.4	15,897.3
Less: preferred stock dividends	(227.5)	(227.5)

Basic and diluted earnings per Share
Income available to common Shareholders	17,809.9	15,669.8	20,220,853	0.88	0.77

Six months ended June 30, 2003

Income	16,798.9	16,087.8
Less: preferred stock dividends	(184.5)	(184.5)

Basic and diluted earnings per Share
Income available to common Shareholders	16,614.4	15,903.3	20,221,270	0.82	0.79

The potential common shares issuable under the employee stock option plans (see Note 19) are included in the denominator of the diluted EPS computation, but such shares result in a non-dilutive per share amount by using the treasury stock method under the ROC SFAS No. 24, “Earnings Per Share”. The average number of shares outstanding for purposes of the EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic EPS before income tax and after income tax for the six months ended June 30, 2002 to decrease from NT$0.96 to NT$0.88 and from NT$0.88 to NT$0.77, respectively.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	RELATED PARTY TRANSACTIONS

The Company engaged in business transactions with the following related parties:

a.	Industrial Technology Research Institute (ITRI), one of whose directors is the Chairman of TSMC

b.	Koninklijke Philips Electronics N.V., (Philips), a major shareholder of TSMC

c.	Investees of TSMC

VIS

SSMC

GUC

The transactions with the aforementioned parties, in addition to those disclosed in other notes, are summarized as follows:

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
During the period

Sales
Philips and its affiliates	1,293.5	1,396.5
GUC	—	343.5
ITRI	31.2	24.6
SSMC	6.4	0.9
VIS	91.8	—

	1,422.9	1,765.5

Purchases
SSMC	988.3	2,676.3
VIS	1,663.5	2,286.5

	2,651.8	4,962.8

Operating expense — rental
ITRI	40.4	—

Manufacturing expenses — technical service fee
Philips (see Note 24a)	1,455.9	1,493.9

Sales of property, plant and equipment
VIS	—	8.1

Non-operating income
SSMC (technical service income mainly) (see Note 24f)	46.8	54.8
VIS	—	0.3

	46.8	55.1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)

At end of the period

Receivables
Philips and its affiliates	253.3	508.5
GUC	—	149.4
SSMC	42.6	13.0
ITRI	9.2	11.5
VIS	42.7	5.5

	347.8	687.9

Payables
Philips and its affiliates	651.5	1,160.4
VIS	1,165.3	996.8
SSMC	11.1	395.3

	1,827.9	2,552.5

Refundable deposits — VIS (see Note 24i)	550.7	349.2

Sales to related parties are based on normal selling prices and collection terms, except for sales of property, plant and equipment and technical service fees, which were in accordance with the related contracts.

23.	SIGNIFICANT LONG-TERM LEASES

TSMC leases land from the Science-Based Industrial Park (SBIP) Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$225.6 million. The agreements can be renewed upon their expiration.

TSMC-North America leases its office premises and certain equipment under non-cancelable operating agreements, which will expire in 2020. TSMC-Europe and TSMC-Japan entered into lease agreements for their office premises, which will expire in 2005. Current annual rent payments under these lease agreements aggregate to NT$343.3 million.

Future remaining lease payments are as follows:

Year	Amount
NT$
(Unaudited)
(In Millions)
July to December, 2003	171.2
2004	344.3
2005	340.6
2006	339.3
2007	336.4
2008 and thereafter	2,071.9

3,603.7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental expense for the six months ended June 30, 2002 and 2003 was NT$193.2 million and NT$191.6 million, respectively.

24.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of TSMC and its subsidiaries as of June 30, 2003 are as follows:

a.	Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, TSMC shall pay technical assistance fees at a percentage of net sales (as defined in the agreement) with respect to certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts TSMC pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales.

b.	Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of TSMC’s production capacity.

c.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers who have made guarantee deposits to TSMC. As of June 30, 2003, TSMC had a total of US$34.3 million of guarantee deposits.

e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore, and allowed TSMC to invest in 32% of SSMC’s capital. TSMC and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling prices of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g.	TSMC provided guarantees on loans amounting to US$200 million, US$40 million and US$440 million for TSMC Development, Inc., TSMC-North America and WaferTech, respectively.

h.

Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for license of certain technology to National. The agreement will remain in force for ten years and will be automatically renewed for successive periods of two years thereafter unless either party gives

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request additional technology transfers under the same terms and conditions as the terminated TTA through January 2008.

i.	TSMC entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for TSMC to manufacture certain logic devices or other technologies required by TSMC’s customers at selling prices as agreed upon by the parties. TSMC paid NT$1,200.0 million to VIS as a guarantee deposit. VIS shall return portions of the guarantee deposit without any interest to TSMC upon reaching certain levels of purchase commitment by the Company. The contract will remain in force for five years. As of June 30, 2003, the refundable deposit was NT$349.2 million.

j.	Starting from 2001, TSMC entered into several license arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be paid in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability, which is amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

k.	TSMC-North America has an outstanding irrevocable standby letter of credit with a financial institution for US$1.5 million. The standby letter of credit was entered into as security to the landlord of TSMC-North America’s office spaces in San Jose, California. In the event TSMC-North America defaults under this lease agreement, the landlord will draw on the standby letter of credit up to the amount of the default, but not to exceed the amount of the standby letter of credit. The standby letter of credit expires on October 9, 2003, and is renewable on an annual basis.

l.	In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and ST-Microelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project.

m.	TSMC entered into investment related agreements with Shanghai Songjiang District People’s Government on June 8, 2003. Subject to the ROC government’s approval and market demands, the Company contemplates establishing semiconductor fabs in Shanghai Songjiang Science and Technology Park.

n.	Amounts available under unused letters of credit as of June 30, 2003 were NT$6.5 million, US$2.4 million, EUR0.1 million and Singapore dollar $0.1 million.

25.	FINANCIAL INSTRUMENTS

The Company entered into derivative financial instrument transactions for the six months ended June 30, 2002 and 2003 to manage exposures related to foreign-currency denominated

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

receivables and payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a.	Outstanding forward exchange contracts as of June 30, 2002 and 2003:

	Currency To Be Received	Amounts (In Millions)	Currency To Pay	Amounts (In Millions)	Maturity	Fair Value (In Millions)
2002
Sell	EUR	EUR 71.0	US$	US$ 67.6	Jul. ~ Sep. 2002	NT$ 2,357.8
Sell	JPY	JPY10,375.9	US$	US$ 85.6	Jul. 2002	NT$ 2,926.2
Sell	NT$	NT$45,097.7	US$	US$1,315.0	Jul. ~ Sep. 2002	NT$45,134.1
Buy	US$	US$ 110.0	NT$	NT$3,778.3	Jul. ~ Aug. 2002	NT$ 3,767.2
2003
Sell	NT$	NT$44,543.3	US$	US$1,290.0	Jul. ~ Dec. 2003	NT$44,583.7
Buy	EUR	EUR 14.0	US$	US$ 6.1	Jul. 2003	NT$ 554.2
Buy	JPY	JPY 6,580.4	US$	US$ 56.0	Jul. ~ Aug. 2003	NT$ 1,902.9

As of June 30, 2002 and 2003, receivables from forward exchange contracts (included in “other current assets” account) aggregated approximately NT$1,128.1 million and NT$16.5 million, respectively. As of June 30, 2002 and 2003, payables from forward exchange contracts (included in “other current liabilities” account) aggregated approximately NT$90.6 million and NT$160.5 million, respectively. Net exchange gain for the six months ended June 30, 2002 was NT$2,215.4 million. Net exchange loss for the six months ended June 30, 2003 was NT$144.0 million.

The net assets and liabilities related to the above forward exchange contracts are as follows:

	June 30
	2002		2003
	(Unaudited)
	(In Millions)
Accounts receivable	US$	678.2	US$	721.2
Accounts payable	JPY	12,084.9	JPY	8,040.1
Accounts payable	EUR	46.5	EUR	35.7
Accounts payable	US$	265.9		—

b.	Interest rate swaps

The Company has entered into interest rate swap transactions to manage exposures to rising interest rates on its floating rate long-term bank loans. Interest expense on these transactions for the six months ended June 30, 2002 and 2003 was NT$127.0 million and NT$114.1 million, respectively.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Outstanding contracts as of June 30, 2002 and 2003 were as follows:

	Contract
	Amount (Unaudited)		Interest Rate	Interest Rate
Contract Date	(In Millions)	Contract Period	Received	paid

2002
April 28, 1998	NT$2,000.0	May 21, 1998 to May 21, 2003	One month LIBOR	7.25%
April 29, 1998	NT$1,000.0	May 21, 1998 to May 21, 2003	One month LIBOR	7.25%
June 26, 1998	NT$1,000.0	June 26, 1998 to June 26, 2003	One month LIBOR	7.20%
June 26, 1998	NT$1,000.0	July 6, 1998 to July 6, 2003	One month LIBOR	7.20%
July 1, 1999	US$ 11.4	July 1, 1999 to June 28, 2004	One month LIBOR	5.95%

2003
June 26, 1998	NT$1,000.0	July 6, 1998 to July 6, 2003	One month LIBOR	7.20%
July 1, 1999	US$ 8.6	July 1, 1999 to June 28, 2004	One month LIBOR	5.95%

c.	Options contracts

The Company entered into foreign currency option contracts to manage exchange rate fluctuations arising from its anticipated US dollar cash receipts on export sales and its Yen currency obligations for purchases of machinery and equipment.

Outstanding option contracts as of June 30, 2002 and 2003 were as follows:

	Contract		Fair
	Amount		Value
	(Unaudited)		(Unaudited)
Contract	(In Millions)		(In Millions)	Strike Price	Maturity

2002
Put option bought	US$	410.0	NT$ 40.8	33.465-34.57 (US$/NT$)	Jul. ~ Sep. 2002
Call option written	US$	497.5	(NT$ 5.1)	34.81-33.465 (US$/NT$)	Jul. ~ Sep. 2002
Call option written	US$	60.0	(NT$ 8.0)	33.47 (US$/NT$)	Aug. ~ Sep. 2002

2003
Put option bought	US$	45.0	(NT$72.7)	32.915-33.077 (US$/NT$)	Jul. ~ Aug. 2003
Put option bought	US$	19.0	(NT$14.7)	117-119 (US$/JPY)	Jul. ~ Sep. 2003

For the six months ended June 30, 2002 and 2003, the Company realized premium income of NT$160.3 million and NT$50.2 million, and premium expenses of NT$148.5 million and NT$146.9 million, respectively.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	The estimated fair values of the Company’s financial instruments are as follows.

	June 30, 2002		June 30, 2003
	Carrying/		Carrying/
	Notional		Notional
	Amount	Fair Value	Amount	Fair Value
	NT$	NT$	NT$	NT$
	(Unaudited)
	(In Millions)
Non-derivative financial instruments
Short-term investments	213.2	2,894.2	4,065.7	5,328.6
Long-term investments	10,727.7	19,723.4	11,091.0	12,290.5
Bonds payable (including current portion)	44,000.0	44,755.3	35,000.0	35,838.3

Derivative financial instruments
Forward exchange contracts (buy)	(86.9)	(11.1)	(39.8)	(39.6)
Forward exchange contracts (sell)	842.1	1,147.8	(104.2)	(65.8)
Interest rate swaps	23.7	(289.2)	1.0	(22.1)
Options	17.4	27.8	0.8	(87.4)

The above summary excludes cash and cash equivalents, receivables-net, receivables from related parties, refundable deposits, short-term bank loans, payable to related parties, accounts payable, payable to contractors and equipment suppliers and guarantee deposits that are carried at amounts that approximate fair value.

Fair values of financial instruments were determined as follows:

a)	Short-term investments — market values.

b)	Long-term investments — market value for traded companies and net equity value for non-traded companies.

c)	Long-term liabilities — based on forecasted cash flows discounted at interest rates. Bonds payable is discounted to present value. Fair values of other long-term liabilities are also their carrying values as they use floating interest rate.

d)	Derivative financial instruments — based on bank quotations.

The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company and its subsidiaries as a whole.

26.	SEGMENT INFORMATION

a.	The Company engages mainly in the manufacturing of integrated circuits and other semiconductor devices. The Company’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Geographic information

			Adjustments
			and
	Overseas	Taiwan	Elimination	Consolidated
	NT$	NT$	NT$	NT$
	(Unaudited)
	(In Millions)
Six Months Ended June 30, 2002

Sales to unaffiliated customers	48,222.4	32,044.5	—	80,266.9
Transfers between geographic areas	5,819.0	47,927.6	(53,746.6)	—

Total sales	54,041.4	79,972.1	(53,746.6)	80,266.9

Gross profit	1,172.1	28,449.7	(178.3)	29,443.5

Operating expenses				(9,770.9)
Non-operating income				1,462.6
Non-operating expenses				(3,097.8)
Income before income tax				18,037.4
Identifiable assets	81,854.4	339,293.7	(35,713.4)	385,434.7

Long-term investments				10,727.7
Total assets				396,162.4

Six Month Ended June 30, 2003
Sales to unaffiliated customers	53,018.5	36,676.6	—	89,695.1
Transfers between geographic areas	4,733.2	52,570.9	(57,304.1)	—

Total sales	57,751.7	89,247.5	(57,304.1)	89,695.1

Gross profit	428.9	28,737.3	(205.0)	28,961.2

Operating expenses				(10,854.0)
Non-operating income				2,884.0
Non-operating expenses				(4,192.3)
Income before income tax				16,798.9
Identifiable assets	78,808.0	328,735.6	(37,367.4)	370,176.2

Long-term investments				11,091.0
Total assets				381,267.2

The Company entered into an exclusive distribution agreement with TSMC-North America on January 1, 2002. Under the distribution agreement, TSMC-North America purchases inventory from the Company and in turn sells the inventory to third-party customers. Sales by location are based on billed regions.

42TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	Gross revenues:

	Six Months Ended June 30
Area	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
United States	42,233.4	43,783.0
Asia and others	24,359.8	28,457.3
ROC	9,046.2	11,609.8
Europe	4,538.5	5,171.1
North Americas	2,221.8	2,666.5

	82,399.7	91,687.7

The gross revenue information is presented by billed regions.

d.	Major customers representing at least 10% of total net sales:

The Company only has one customer that accounts for at least 10% of its total sales. The sales to such customer amounted to NT$22,175.5 million and NT$15,074.6 million for the six months ended June 30, 2002 and 2003, representing 27% and 16% of its total sales, respectively.

e.	Net sales by product categories:

	Six Months Ended June 30
Products	2002	2003
	NT$	NT$
	(Unaudited)
	(In millions)
Wafer fabrication	72,623.1	80,709.6
Mask making	5,621.0	6,360.4
Others	2,022.8	2,625.1

	80,266.9	89,695.1

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY TSMC AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (ROC GAAP), which differ in the following respects from accounting principles generally accepted in the United States (US GAAP):

a.	Marketable securities

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities are carried at cost, with only unrealized losses recognized. Under US GAAP Statement of Financial Accounting Standard (US SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. The adjustments below relate to the Company’s securities that are classified as trading and available-for-sale securities.

b.	Equity-method investees

The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from US GAAP. The difference between ROC GAAP and US GAAP for the equity investees would result in adjustments to long-term investments and net income (loss).

c.	Impairment of long-lived assets

Under US GAAP, impairment losses are recorded in current period earnings and create a new cost basis for the impaired assets that cannot be reversed subsequently. If the sum of the expected future cash flows is less than the carrying amount of an asset or group of assets, an impairment loss is recognized for the difference between the carrying value and the fair value of the asset or group of assets. Long-lived assets (excluding goodwill and other indefinite-lived assets effective January 1, 2002) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets under ROC GAAP, assets purchased for use in the business but subsequently determined to have no use are written down to fair value and recorded as idle assets. Long-lived assets impaired under US GAAP continue to be depreciated under ROC GAAP.

d.	10% Tax On Undistributed Earnings

Prior to 2002, for ROC GAAP purposes, the Company recorded the 10% tax on undistributed earnings in the year of shareholder’s approval. The Company’s accounting policy with respect to the 10% tax on undistributed earnings under US GAAP was consistent with the policy used under ROC GAAP. During 2002, the American Institute of Certified Public Accountants International Practices Task Force concluded that in accordance with EITF 95-10, “Accounting for tax credits related to dividends in accordance with SFAS 109”, the 10% tax on undistributed earnings should be accrued during the period the earnings arise and adjusted to the extent the shareholders approve distributions in the following year. In 2002, the Company modified its US GAAP accounting policy to comply with the Task Force’s conclusion.

e.	Goodwill and intangible assets

Under ROC GAAP, goodwill was recorded and amortized over ten years for the excess of the purchase price over the net tangible assets for the purchase of 32% of TASMC in 1999. Goodwill was not recorded under ROC GAAP for the acquisition of the remaining 68% of

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TASMC in June 2000 since under ROC GAAP, goodwill generated from a business combination in the form of a share exchange is recorded in capital surplus. Under US GAAP, goodwill from the purchase of the 32% interest in TASMC is amortized over the estimated useful life of five years. In addition, purchase accounting requires that the cost of the acquisition be the fair value of the shares exchanged and the difference between the cost of an acquired company and the sum of the fair values of the net tangible and identifiable intangible assets be recorded as goodwill. Accordingly, goodwill from the acquisition of the remaining 68% of TASMC is adjusted for US GAAP and amortized over the estimated useful life of five years. Effective January 1, 2002, the Company adopted US SFAS No. 142, “Goodwill and Other Intangible Assets”. In accordance with the guidelines of this accounting standard, goodwill and indefinite-lived intangible assets are no longer amortized and instead are assessed for impairment on at least an annual basis. Purchased intangible assets other than goodwill and indefinite-lived intangible assets are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In conjunction with the implementation of US SFAS No. 142, the Company determined that it is comprised of one reporting unit and have completed a goodwill impairment test in accordance with the provisions of the standard and found no impairment. In addition, the Company performed its annual goodwill impairment test during the fourth quarter of 2002 and found no impairment. The Company has not yet performed a goodwill impairment test during 2003.

f.	Capital stock issued for contributed technology

In 1998, certain employees received common shares of WSMC prior to its merger with TSMC in exchange for contributing technology related to the testing and packaging of integrated circuits. The value of the contributed technology was determined to be NT$270 million. Under ROC GAAP, capital stock issued for the contributed technology is recorded as an intangible asset and amortized over the estimated life of the technology. As permitted under ROC GAAP, the Company amortizes such asset over a five-year period. Under US GAAP, the Company adjusted the carrying value of the technology to zero.

g.	Derivative financial instruments

There are no specific accounting standards under ROC GAAP which address measurement for derivative instruments, except for foreign-currency forward contracts. Under ROC GAAP, foreign-currency forward contracts are accounted for in a manner similar to that required under US SFAS No. 52. All other derivatives are recorded upon settlement under ROC GAAP as described in Note 2. Under US GAAP, accounting for derivative instruments is covered under US SFAS No. 133, as amended, which requires that all entities recognize derivative instruments as assets and liabilities in the statement of financial position at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge. The Company does not designate derivatives as hedges. Therefore, under US GAAP derivatives have historically been, and continue to be, recorded on the balance sheet at fair value, with the changes in fair values charged to current period earnings.

h.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Company’s Articles of Incorporation, a portion of the Company’s distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are usually paid in cash. However,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bonuses to employees may be granted in cash or stock, or both. All of these appropriations, including stock bonuses, which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under US GAAP, such bonuses are charged against income. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not finally determinable until the shareholders’ meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management’s estimate regarding the amount to be paid pursuant to the Company’s Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of the bonuses upon the issuance of shares is recognized in the year of approval by shareholders.

i.	Pension benefits

US SFAS No. 87, “Employer’s Accounting for Pensions”, is effective no later than the beginning of the first period for which a US GAAP reconciliation is required for foreign issuers and requires a portion of the unrecognized net transition obligation on the adoption date to be allocated directly to equity. The Company adopted US SFAS No. 87 at the beginning of 1993. Republic of China Statement of Financial Accounting Standards (ROC SFAS) No. 18, which is similar in many respects to SFAS No. 87, was effective in 1996 for ROC listed companies.

j.	Treasury stock

Under US GAAP, when a subsidiary holds shares of its parents’ capital stock as an investment, the shares are treated as treasury stock in the consolidated balance sheet and a reduction in shareholders’ equity. Under ROC GAAP, for periods ending prior to January 1, 2002, shares of a parent company’s capital stock held by its subsidiaries are accounted for as an investment on the parent company’s balance sheet with realized gains and losses recorded to current earnings. As of January 1, 2002, the Company adopted, on a prospective basis, ROC SFAS No. 30, which is consistent with the accounting for treasury stock under US GAAP.

k.	Stock-based compensation

For US GAAP reporting, the Company has elected to follow Accounting Principles Board Opinion (APB Opinion) No. 25, “Accounting for Stock Issued to Employees”, which measures compensation expense based on the difference, if any, between the market price of the underlying common stock and the exercise price of the stock option on the date of the grant for stock option plans that are determined to be a fixed plan under the guidelines. TSMC’s 2002 Employee Stock Option Plan (Plan I) includes a provision for a reduction in the exercise price in the event the Company issues additional common shares or issues ADSs at a price lower than the exercise price of a granted stock option. As such, under US GAAP APB No. 25, Plan I is deemed a variable plan and the Company is required to record compensation expense over the vesting period based on the difference between the exercise price and the current market price at each period end. ROC GAAP does not provide guidelines for the recognition of stock-based compensation for variable plans.

l.	Earnings per share

Under ROC GAAP, earnings per share is calculated as described in Note 2. Under US GAAP, earnings per share is calculated by dividing net income by the average number of shares outstanding in each period and adjusted retroactively to the beginning of the year for stock

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dividends and stock splits that are issued subsequently. Other shares issued from unappropriated earnings, such as stock bonuses to employees, are adjusted to earnings per share as of the date of occurrence. Earnings per equivalent American Depository Share (ADS) is calculated by multiplying earnings per share by five as one ADS represents five common shares.

m.	Mandatory redeemable preferred stock

Preferred stock subject to mandatory redemption at the option of the holder is included in shareholders’ equity under ROC GAAP and classified outside shareholders’ equity under US GAAP.

n.	Consolidated entities

Under ROC SFAS No. 7, an investee is consolidated into the enterprise if the ownership held by the enterprise is over 50% of the outstanding common shares of the investee. Under US GAAP, consolidation may be required when share ownership is less than 50% and there are various factors that indicate substantive control of an entity. In January and February of 2003, TSMC purchased an aggregate of 47% ownership interest in GUC. In addition to the share ownership, TSMC executives represent a majority of the directors on GUC’s board of directors and several of TSMC’s management team also hold management positions at GUC. As a result, TSMC will consolidate GUC financial statements for US GAAP purposes beginning on the acquisition date. The acquisition of GUC is accounted for as an equity method investee for ROC GAAP purposes with goodwill recorded for the excess purchase price over TSMC’s proportionate share of GUC’s net assets acquired. For US GAAP purposes, the acquisition is accounted for as a purchase under US SFAS No. 141, “Business Combinations”, with the excess purchase price over TSMC’s proportionate share of GUC’s net assets acquired recorded as identifiable intangible assets and goodwill.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following reconciles net income and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under US GAAP, giving effect to the differences listed above.

	Six Months Ended June 30
	2002	2003
	NT$	NT$	US$
		(Unaudited)
	(In Millions Except Shares and Per Share Amounts)
Net income
Net income based on ROC GAAP	15,897.3	16,087.8	464.8

Adjustments:
Adjustment to market value for trading securities	(1,708.2)	(780.7)	(22.5)
US GAAP adjustments on equity-method investees	58.0	7.0	0.2
Reversal of depreciation on assets impaired under US GAAP	727.7	727.7	21.0
Income tax effect of US GAAP adjustments	(0.7)	(4.2)	(0.1)
Reversal of amortization of goodwill	639.5	645.0	18.6
Reverse of amortization of capital stock payment for technology transfer	27.0	27.0	0.8
Adjustment to market value for derivative financial instruments	1,041.3	443.6	12.8
Bonuses to employees, directors and supervisors
Current year accrual	(1,187.5)	(1,201.8)	(34.7)
Fair market value adjustment of prior year accrual	(6,911.4)	(6,441.0)	(186.1)
Stock-based compensation	—	(36.5)	(1.0)
Pension expense	4.3	25.6	0.7
Minority interest effect of US GAAP adjustments	(63.6)	59.1	1.7

Net decrease in net income	(7,373.6)	(6,529.2)	(188.6)

Net income based on US GAAP	8,523.7	9,558.6	276.2
Cumulative preferred dividends	(227.5)	(184.5)	(5.3)

Income attributable to common shareholders	8,296.2	9,374.1	270.9

Basic and diluted earnings per common share	0.42	0.47	0.01

Basic and diluted number of weighted average shares outstanding under US GAAP	19,969,197,000	20,091,177,000

Basic and diluted earnings per ADS	2.08	2.33

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	June 30
	2002	2003
	NT$	NT$	US$
	(Unaudited)
	(In Millions)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	289,164.5	298,261.6	8,617.8

Adjustments:
Adjustment to market value for trading securities	2,164.4	1,332.1	38.5
U.S. GAAP adjustments on equity — method investees	(1,418.4)	(1,407.8)	(40.7)
Adjustment to market value — available-for-sale securities
TSMC	44.9	125.4	3.6
Equity-method investees	211.4	136.1	3.9
Loss on impairment of assets	(10,916.1)	(10,916.1)	(315.4)
Reversal of depreciation on assets impaired under U.S. GAAP	2,183.2	3,638.7	105.2
Income tax differences	(3.4)	(8.3)	(0.2)
Goodwill
Carrying value difference for 68% purchase of TASMC	52,212.7	52,212.7	1,508.5
Accumulated amortization	(15,546.8)	(14,250.6)	(411.7)
Capital stock payment for technology transfer	(76.5)	(22.5)	(0.6)
Derivative financial instruments	79.0	(72.6)	(2.1)
Bonuses to employees, directors and supervisors	(1,187.5)	(1,201.8)	(34.7)
Accrued pension expense	(44.1)	(14.2)	(0.4)
Mandatory redeemable preferred stock	(13,000.0)	—	—

Net increase in shareholders’ equity	14,702.8	29,551.1	853.9

Shareholders’ equity based on U.S. GAAP	303,867.3	327,812.7	9,471.7

	Six Months Ended June 30
	2002	2003
	NT$	NT$	US$
	(Unaudited)
	(In Millions)
Changes in shareholders’ equity based on US GAAP
Balance, beginning of period	289,449.9	310,622.7	8,974.9
Net income for year	8,523.7	9,558.6	276.2
Adjustment to market value — available-for-sale securities
TSMC	(124.0)	106.8	3.1
Equity investees	(287.9)	315.3	9.1
Common shares issued as bonuses to employees	7,979.0	7,980.1	230.6
Proceeds from sales of treasury stock	244.1	1.9	0.1
Translation adjustment	(1,462.5)	(189.7)	(5.5)
Cash dividends — preferred shares	(455.0)	(455.0)	(13.1)
Deferred stock-based compensation	—	36.5	1.0
Adjustment arising from changes in ownership percentage in investees	—	(164.5)	(4.7)

Balance, end of year	303,867.3	327,812.7	9,471.7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

	June 30
	2002	2003
	NT$	NT$	US$
	(Unaudited)
	(In Millions)
Short-term investments
As reported under ROC GAAP	213.2	4,065.7	117.5
US GAAP adjustments
Consolidation of GUC	—	108.1	3.1
Adjustment to market value — trading securities	2,228.0	1,335.7	38.6

As adjusted	2,441.2	5,509.5	159.2

Long-term investments
As reported under ROC GAAP	10,727.7	11,091.0	320.5
US GAAP adjustments
Consolidation of GUC	—	(387.4)	(11.2)
Equity investments — effect of US GAAP adjustments	(1,418.4)	(1,407.8)	(40.7)
Adjustment to market value — available-for-sale securities
TSMC	44.9	125.4	3.6
Equity-method investees	211.4	136.1	3.9

As adjusted	9,565.6	9,557.3	276.1

Property, plant and equipment — net
As reported under ROC GAAP	242,616.7	221,691.6	6,405.4
US GAAP adjustments
Consolidation of GUC	—	159.5	4.6
Impairment loss	(10,916.1)	(10,916.1)	(315.4)
Reversal of depreciation of assets impaired under US GAAP	2,183.2	3,638.7	105.2

As adjusted	233,883.8	214,573.7	6,199.8

Deferred income tax
As reported under ROC GAAP	16,576.8	12,631.7	364.9
US GAAP adjustments
Effect of US GAAP adjustments on deferred income tax	(3.4)	(8.3)	(0.2)

As adjusted	16,573.4	12,623.4	364.7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	June 30
	2002	2003
	NT$	NT$	US$
	(Unaudited) (In Millions)
Goodwill
As reported under ROC GAAP	10,531.8	9,484.5	274.0
US GAAP adjustments
Carrying value difference for purchase of 68% TASMC	52,212.7	52,212.7	1,508.6
Accumulated amortization	(15,546.8)	(14,250.6)	(411.7)

As adjusted	47,197.7	47,446.6	1,370.9

Deferred charge — net and other intangible assets
As reported under ROC GAAP	5,431.0	8,794.4	254.1
US GAAP adjustments
Consolidation of GUC	—	40.0	1.2
Capital stock payment for technology transfer	(76.5)	(22.5)	(0.7)

As adjusted	5,354.5	8,811.9	254.6

Current liabilities
As reported under ROC GAAP	41,938.9	30,959.1	894.6
US GAAP adjustments
Consolidation of GUC	—	180.5	5.2
Derivative financial instruments	(79.1)	72.7	2.1
Bonuses to employees, directors and supervisors	1,187.5	1,201.8	34.7

As adjusted	43,047.3	32,414.1	936.6

Accrued pension cost
As reported under ROC GAAP	2,050.0	2,433.1	70.3
US GAAP adjustments
Consolidation of GUC	—	6.5	0.2
Pension expenses	44.1	14.2	0.4

As adjusted	2,094.1	2,453.8	70.9

Minority interest
As reported under ROC GAAP	104.9	92.1	2.7
US GAAP adjustments
Consolidation of GUC	—	475.7	13.7
Shareholders’ equity	63.6	3.6	0.1

As adjusted	168.5	571.4	16.5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following US GAAP condensed balance sheets as of June 30, 2002 and 2003 and statements of operations for the six months ended June 30, 2002 and 2003 have been derived from the reviewed financial statements and reflect the adjustments presented above.

Certain accounts have been reclassified to conform to US GAAP. Royalty income and technical service income are included as sales with the related costs included in cost of sales. Gains and losses on sales of and provisions for losses on property, plant and equipment are included as cost of sales or operating expenses depending on the classification of the property. Certain amounts in 2002 have been reclassified to conform to 2003 presentation.

	June 30
	2002	2003
	NT$	NT$	US$
	(Unaudited) (In Millions)
Assets
Current assets	116,310.3	122,487.3	3,539.1
Long-term investment	9,565.6	9,557.3	276.1
Property, plant and equipment — net	233,883.8	214,573.7	6,199.8
Goodwill	47,197.7	47,446.6	1,370.9
Other assets	18,124.0	18,728.4	541.1

Total assets	425,081.4	412,793.3	11,927.0

Liabilities
Current liabilities	43,047.3	32,414.1	936.5
Long-term liabilities	55,933.6	48,277.2	1,394.9
Other liabilities	9,064.7	3,717.9	107.4
Minority interest	168.5	571.4	16.5
Preferred shares	13,000.0	—	—
Shareholders’ equity	303,867.3	327,812.7	9,471.7

Total liabilities and shareholders’ equity	425,081.4	412,793.3	11,927.0

	Six Months Ended June 30
	2002	2003
	NT$	NT$	US$
		(Unaudited)
	(In Millions)
Net sales	80,674.2	89,890.5	2,597.2
Cost of sales	56,292.5	66,087.4	1,909.5
Gross profit	24,381.7	23,803.1	687.7
Operating expenses	10,751.3	11,621.7	335.8
Income from operations	13,630.4	12,181.4	351.9
Non-operating income (expenses) — net	(2,902.3)	(1,987.2)	(57.4)
Income before income tax	10,728.1	10,194.2	294.5
Net income	8,523.7	9,558.6	276.2
Cumulative preferred dividends	(227.5)	(184.5)	(5.3)
Income attributable to common shareholders	8,296.2	9,374.1	270.9

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.	ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

a.	Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. The Statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. SFAS No. 143 was adopted by the Company on January 1, 2003. As the Company believes it currently has no retirement obligations to which the statement applies, SFAS No. 143 is not expected to have a material impact on the Company’s US GAAP financial information.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, and amended FASB No. 123 “Accounting for Stock-Based Compensation”. SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. This statement became effective for additional disclosures for financial statements as of December 31, 2002 and provides forward-looking guidance beginning January 1, 2003. The Company has elected not to account for stock-based employee compensation using the fair value based method of accounting as set forth in SFAS No. 123 and 148, but to continue to provide the disclosure requirements under SFAS No. 123. Accordingly, this statement will not affect the financial statements of the Company unless the Company decides to adopt the fair value based method of accounting set forth in SFAS No. 123 and 148.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity “. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. The remaining provisions of this statement are consistent with the Board’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this statement did not have an impact on the Company’s US GAAP financial information.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (ARB) No. 51.” FIN 46 requires the primary beneficiary to consolidate a variable interest entity (VIE) if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for the Company is December 31, 2003. The Company believes this statement has no impact on its results of operations, financial position and cash flows.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” related to the timing of revenue recognition for arrangements in

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items, the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe this consensus will have a significant impact on its results of operations, financial position and cash flows.

b.	Marketable securities

On June 30, 2003, certain investments carried at cost under ROC GAAP were adjusted to fair value for purpose of US GAAP presentation:

	ROC GAAP		US GAAP
	Carrying Value		Fair Value
	2002	2003	2002	2003
	NT$	NT$	NT$	NT$
	(Unaudited)
	(In Millions)
Marketable securities — trading securities	213.2	1,011.6	2,441.2	2,455.4
— available-for-sale	417.2	417.2	462.1	542.6
— held-to-maturity	—	3,054.1	—	3,054.1

The Company uses the average cost method for trading securities and available-for-sale securities when determining cost basis. Proceeds from sales of available-for-sale securities for the six months ended June 30, 2002 and 2003 were NT$ 70.9 million and NT$ 2,302.4 million, respectively. Realized gains on these sales were NT$ 84.6 million and NT$ 1,795.4 million for the six months ended June 30, 2002 and 2003, respectively.

There was no transfer of securities from the available-for-sale category into the trading category for the six months ended June 30, 2002 and 2003.

c.	Pension

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Plan Assets
Balance, beginning of the period	804.4	996.7
Contribution	87.3	91.8
Interest	29.6	20.8
Payment	(5.3)	(3.5)

Balance, end of the period	916.0	1,105.8

Unfunded accrued pension cost
Balance, beginning of the period	1,905.0	2,251.4
Accruals	189.1	202.4

Balance, end of the period	2,094.1	2,453.8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Income tax expense

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Income tax current payable	(132.2)	(169.0)
Deferred income tax	(2,019.8)	(547.5)

Income tax expense	(2,152.0)	(716.5)

Reconciliation between income tax calculated on pre-tax financial statement income based on the statutory tax rate and income tax benefit that conforms to US GAAP is as follows:

	Six Months Ended June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Tax on pretax income at ROC statutory rate (25%)	(2,681.3)	(2,265.1)
10% tax on undistributed earnings	(1,717.5)	(2,834.6)
Other tax	(5.8)	(2.4)
Tax paid by subsidiaries	(45.4)	(34.2)
Tax effects of:
Tax-exempt income	2,665.0	2,027.8
Permanent differences
Bonus expense	(2,024.7)	(1,910.7)
Amortization of goodwill	159.9	161.3
Marketable securities	(427.1)	(486.6)
Others	(3,796.4)	2,484.8
Tax credits —
Utilized	3,716.6	4,830.3
Deferred	551.1	(216.2)
Valuation allowance	1,453.6	(2,470.9)

Income tax expense	(2,152.0)	(716.5)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The roll-forward of deferred income tax is as follows:

	Income Tax Credit	Valuation Allowance	Net Operating Loss	Temporary Differences	Total
	NT$	NT$	NT$	NT$	NT$
	(Unaudited)
	(In Millions)
Balance as of January 1, 2002	24,057.4	(12,944.7)	6,118.3	1,362.2	18,593.2
Increase (decrease) for the six months ended June 30, 2002	4,267.7	1,453.6	(1,854.1)	(2,170.3)	1,696.9
Utilized in the six months ended June 30, 2002	(3,716.6)	—	—	—	(3,716.6)

Balance as of June 30, 2002	24,608.5	(11,491.1)	4,264.2	(808.1)	16,573.5

Balance as of January 1, 2003	24,119.6	(12,243.4)	7,852.3	(6,557.6)	13,170.9
Increase (decrease) for the six months ended June 30, 2003	4,614.1	(2,470.9)	609.9	1,529.7	4,282.8
Utilized in the six months Ended June 30, 2003	(4,830.3)	—	—	—	(4,830.3)

Balance as of June 30, 2003	23,903.4	(14,714.3)	8,462.2	(5,027.9)	12,623.4

The information in the table above reflects the recording of 10% tax on unappropriated earnings (see Note 27) and a reduction to the valuation allowance relating to tax credits that would be utilized to reduce the incremental income tax payable.

The components of net deferred income tax assets were as follows:

	June 30
	2002	2003
	NT$	NT$
	(Unaudited)
	(In Millions)
Current deferred income tax assets
Income tax credits	4,547.1	3,320.0
Other	24.3	104.1

	4,571.4	3,424.1

Non-current deferred income tax assets
Income tax credits	20,061.4	20,583.4
Impairment loss	3,232.5	2,921.6
Net operating loss	4,264.2	8,462.2
Pension	439.2	558.4
Other	3,439.8	3,007.7
Valuation allowance	(11,491.1)	(14,714.3)

	19,946.0	20,819.0

Deferred income tax liabilities
Depreciation	(7,943.1)	(8,476.8)
Other	(0.8)	(3,142.9)

	(7,943.9)	(11,619.7)

	16,573.5	12,623.4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TSMC, under Science-Based Industrial Park Regulations, is entitled to an exemption from ROC income taxes for a period of four years on sales attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases. Pursuant to such tax exemption, TSMC realized tax savings for the six months ended June 30, 2002 and 2003 amounting to NT$ 2,665.0 million and NT$ 2,027.8 million, respectively.

e.	Stock based compensation plans

The Company has elected to follow APB Opinion No. 25, “Accounting for Stock Issued to Employees”, in accounting for its stock option plans. US SFAS No. 123 applies to stock options granted where the underlying security is a marketable security. Plan I is the only plan as of June 30, 2003 under which the Company grants stock options for TSMC common stock. US SFAS No. 123 requires pro forma disclosures of the expense of the stock option grants based on the estimated fair value of the stock as determined by a valuation model. Certain characteristics of the stock options granted under Plan I are not reasonably estimable using appropriate valuation methodologies. Accordingly, the expense for the stock options is determined under variable accounting methods as prescribed under APB Opinion No. 25 and no additional expense would be required if the Company were to adopt US SFAS No. 123. The US GAAP net income and net income per common share are equal to the pro forma net income and pro forma net income per common share as determined under US SFAS No. 123.

f.	Employee benefit plan

During 1997, WaferTech established a defined contribution plan (the Plan). Employees who meet certain minimum eligibility criteria can contribute to the plan a percentage of their annual compensation subject to certain regulatory and Plan limitations. The Plan provides for matching contributions by WaferTech on a discretionary basis. For the six months ended June 30, 2002 and 2003, WaferTech made discretionary matching contributions of US$0.84 million and US$0.79 million, respectively.

g.	Guarantees

As of June 30, 2003, all of the long-term bank loans were guaranteed by TSMC. In addition, all the assets of WaferTech with a carrying amount of approximately NT$20,681.4 million (US$597.5 million) were pledged for a secured loan. WaferTech is required to be in compliance with certain financial covenants beginning December 31, 2002 under the secured loan. As of June 30, 2003, WaferTech was in compliance with all such covenants. Under the unsecured loans, TSMC is required to maintain certain financial covenants which, if violated, could result in the payment of the obligations prior to the originally scheduled maturity date. These financial covenants require TSMC to, among other things, maintain minimum levels of working capital, earnings before interest, taxes, depreciation and amortization, and net worth. TSMC was in compliance with these financial covenants as of June 30, 2003.

The maximum amount of the guarantees provided by TSMC to its subsidiaries is limited to 25% of its net equity. For each subsidiary guarantee, the amount cannot exceed 10% of TSMC’s net equity as well as the paid-in capital of the subsidiary guarantee, unless otherwise approved by Board of Directors. TSMC-North America and TSMC Development are wholly-owned and WaferTech is approximately 100% owned by TSMC. If the subsidiaries default on the repayment and thus trigger the debt holders’ right to call on TSMC’s guarantees, TSMC may be required to pay the remaining loans in full. As of June 30, 2003, the maximum amount of the guarantees was approximately US$200.0 million, US$40.0 million and US$440.0 million for TSMC Development, TSMC-North America and WaferTech, respectively.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

h.	Statements of cash flows

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in US SFAS No. 95, “Statement of Cash Flows”. The principal differences between the standards relate to classification. Cash flows from changes in short-term investments, deferred charges, pledge time deposits, refundable deposits, other assets-miscellaneous, guarantee deposits and other liabilities and bonus to directors and supervisors are included as from operating activities under US SFAS No. 95. Summarized cash flow data by operating, investing and financing activities in accordance with US SFAS No. 95 are as follows:

	Six Months Ended June 30
	2002	2003
	NT$	NT$	US$
	(Unaudited)
	(In Millions)
Net cash inflow ( outflow) from:
Operating activities	47,144.4	42,160.1	1,218.1
Investing activities	(20,334.8)	(17,561.5)	(507.4)
Financing activities	6,973.9	(19,365.5)	(559.5)

Change in cash and cash equivalents	33,783.5	5,233.1	151.2
Cash and cash equivalents at the beginning of Period	37,540.8	67,790.2	1,953.6
Effect of changes in foreign exchange rate	1,071.2	(410.1)	(6.9)

Cash and cash equivalents at the end of period	72,395.5	72,613.2	2,097.9

i.	Statement of comprehensive income

	Six Months Ended June 30
	2002	2003
	NT$	NT$	US$
	(Unaudited)
	(In Millions)
Current earnings based on US GAAP	8,523.7	9,558.6	276.2

Other comprehensive income (loss), net of tax:
Adjustment of marketable securities — available-for-sale securities
TSMC	(124.0)	106.8	3.1
Equity investees	(287.9)	315.3	9.1
Adjustment for changes in ownership of investees	—	(164.5)	(4.7)
Translation adjustments	(1,462.5)	(189.7)	(5.5)

	(1,874.4)	67.9	2.0

Comprehensive income (loss)	6,649.3	9,626.5	278.2

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Taiwan

Semiconductor Manufacturing

Company Limited

100,000,000

American Depositary Shares

Representing

500,000,000 Common Shares

Goldman, Sachs & Co.

Merrill Lynch & Co.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.     Indemnification of Directors and Officers

The relationship between us and our directors and officers is governed by the ROC Civil Code, ROC Company Law and our articles of incorporation. There is no written contract between us and our directors and officers governing the rights and obligations of these parties. Each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that that person is or was a director or officer of us, in the absence of willful misconduct or negligence on the part of that person in connection with that person’s performance of duties as a director or officer, as the case may be, may be indemnified and held harmless by us to the fullest extent permitted by applicable law. In addition, we have obtained directors’ and officers’ liability insurance.

Item 9.    Exhibits

1.1	Form of Underwriting Agreement

4.1*	Form of Amended and Restated Deposit Agreement among us, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated by reference to exhibit (a) to the registration statement on Post-Effective Amendment No. 1 to Form F-6, dated June 25, 2003, filed by Citibank, N.A. as depositary and Taiwan Semiconductor Manufacturing Company Limited)

5.1*	Opinion of Lee and Li, ROC counsel to the registrant, as to the validity of the common shares

5.2*	Opinion of counsel to the depositary bank as to the legality of the American depositary shares (incorporated by reference to exhibit (d) to the Registration Statement on Form F-6 (Reg. No. 333-14230), dated December 26, 2001, filed by Citibank, N.A., as depositary, and Taiwan Semiconductor Manufacturing Company Limited)

8.1*	U.S. Tax Opinion of Sullivan & Cromwell LLP

8.2*	ROC Tax Opinion of Lee and Li (included in Exhibit 5.1)

23.1	Consent of Deloitte & Touche

23.2*	Consent of Lee and Li (included in Exhibit 5.1)

23.3*	Consent of Sullivan & Cromwell LLP as to tax matters (included in Exhibit 8.1)

23.4*	Consent of Sullivan & Cromwell LLP

24.1*	Power of Attorney

*	Previously filed

Item 10.    Undertakings

(a) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Item 8, or otherwise, the registrant has been advised that, in the opinion of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it in that case is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in Taipei, Taiwan on November 6, 2003.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By	/s/ Lora Ho
	Name:	Lora Ho
	Title:	Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities on November 6, 2003.

Signature	Title

* Morris Chang	Chairman and Chief Executive Officer

* J.C. Lobbezoo	Director

* Scott McGregor	Director

Chintay Shih	Director

Stan Shih	Director

Peter Leahy Bonfield	Director

Lester Carl Thurow	Director

* F.C. Tseng	Director and Deputy Chief Executive Officer

* Rick Tsai	Director, President and Chief Operating Officer

/s/ Lora Ho Lora Ho	Vice President and Chief Financial Officer

* James Chen	Controller

*By	/s/ Lora Ho
	Name:	Lora Ho
	Title:	Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Taiwan Semiconductor Manufacturing Company Limited, has signed this registration statement or amendment thereto in San Jose, California on November 6, 2003.

TSMC NORTH AMERICA

By	/s/ Edward C. Ross
	Name:	Edward C. Ross
	Title:	President

INDEX TO EXHIBITS

1.1	Form of Underwriting Agreement

4.1*	Form of Amended and Restated Deposit Agreement among us, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated by reference to exhibit (a) to the registration statement on Post-Effective Amendment No.1 to Form F-6, dated June 25, 2003, filed by Citibank, N.A. as depositary and Taiwan Semiconductor Manufacturing Company Limited)

5.1*	Opinion of Lee and Li, ROC counsel to the registrant, as to the validity of the common shares

5.2*	Opinion of counsel to the depositary bank as to the legality of the American depositary shares (incorporated by reference to exhibit (d) to the Registration Statement on Form F-6 (Reg. No. 333-14230), dated December 26, 2001, filed by Citibank, N.A., as depositary, and Taiwan Semiconductor Manufacturing Company Limited)

8.1*	U.S. Tax Opinion of Sullivan & Cromwell LLP

8.2*	ROC Tax Opinion of Lee and Li (included in Exhibit 5.1)

23.1	Consent of Deloitte & Touche

23.2*	Consent of Lee and Li (included in Exhibit 5.1)

23.3*	Consent of Sullivan & Cromwell LLP as to tax matters (included in Exhibit 8.1)

23.4*	Consent of Sullivan & Cromwell LLP

24.1*	Power of Attorney

*	Previously filed